Form 10-K405, Exhibit 13
period 1996-12-31
ACNIELSEN CORP
filed 1997-03-26
CIK 1019878

                                                                    Exhibit 13

ACNIELSEN CORPORATION
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
(Dollar amounts in thousands)

YEAR-ENDED DECEMBER 31, 1996 COMPARED WITH YEAR-ENDED DECEMBER 31, 1995

ACNielsen Corporation (ACNielsen or the Company) reported net income of $15,844 in 1996, compared with a net loss of $230,884 in 1995. The loss in 1995 included a non-recurring pre-tax charge of $152,170 ($141,260 after-tax) in the fourth quarter of 1995 for costs principally associated with asset impairments, software write-offs and contractual obligations that have no future economic benefit. (See Note 3 to the ACNielsen Consolidated Financial Statements.) Results for 1995 also included a pre-tax charge in the third quarter of $31,900 ($24,200 after-tax) for postemployment benefits. Excluding the unusual items, ACNielsen's net income increased to $15,844 from a net loss of $65,424 in 1995, reflecting solid improvement in the U.S. business as a result of revenue growth, productivity improvements and other business re-engineering activities initiated in 1995.

Revenue increased 6.0% in 1996 to $1,358,644 from $1,281,345 in 1995, reflecting continued strong revenue growth in the Asia Pacific and Canada/Latin America regions. Growth in the U.S. of 4.4% was driven by new products and new customers, primarily in retail measurement and consumer panel services. Europe reported modest revenue growth reflecting the impact of the stronger dollar. Excluding the unfavorable impact of foreign exchange, Europe's revenue increased 4.1%, as increased scanning capabilities drove favorable results in modeling and analytical services and causal tracking services. Excluding the effects of foreign exchange, ACNielsen's 1996 consolidated revenue increased 7.7%.

Operating costs decreased 14.8% to $732,056 in 1996 from $859,132 in 1995. Operating costs in 1995 included the unusual items noted above. Excluding these items, operating costs increased 8.4%, reflecting higher costs associated with geographic expansion in Asia Pacific, higher production and other costs related to the scanning transition in Europe, partially offset by lower expenses in the U.S.

Selling and administrative expenses increased 3.8% to $505,259 in 1996 from $486,992 in 1995. This increase resulted from higher expenses in Asia Pacific to support expansion, offset in part by expense reductions in the U.S.

ACNielsen reported operating income in 1996 of $28,155 compared with an operating loss of $184,008 in 1995. The operating loss in 1995 reflected the impact of unusual items. Excluding the unusual items in 1995, operating income increased $28,093 primarily reflecting lower costs and higher revenues in the U.S. In Europe, however, higher production and other costs related to scanning transition resulted in a $14,373 decline in operating income in 1996 versus 1995, excluding the charges described above. Operating income in Asia Pacific declined as well excluding the unusual items, reflecting costs associated with the expansion of the Company's business infrastructure in China and other emerging markets.

ACNielsen reported non-operating income -- net of $2,339 in 1996 compared with non-operating expense -- net of $7,040 in 1995, primarily reflecting reduced interest expense as a result of a lower level of short-term borrowings in Latin America and lower foreign exchange losses in hyperinflationary countries.

      The following discusses results on a geographic basis:

Total Americas revenue increased 6.4% in 1996 to $472,038 from $443,561 in 1995, and its operating income increased to $17,298 from an operating loss of $154,004, reflecting the absence of $108,870 of the non-recurring charge and $18,500 of postemployment benefit expense, and substantial cost reductions in the U.S. Excluding the unusual items in 1995, operating income increased $43,932, almost entirely as a result of the U.S. business. Revenue in the U.S. increased 4.4% to $286,522 in 1996 from $274,552 in 1995, reflecting increases in retail measurement and consumer panel services, partially offset by lower sales in merchandising services (services to retailers) as a result of increased competitive pressures. The operating loss for the U.S. decreased to $4,912 in 1996 from an operating loss of $172,971 in 1995, reflecting the absence of the unusual items, substantial productivity improvements from workforce reductions and other re-engineering actions, and lower depreciation and amortization expense. Excluding the unusual items in 1995, operating loss in the U.S. decreased to $4,912 from a loss of $49,471 in 1995. In Canada/Latin America, revenue increased 9.8% to $185,516 from $169,009 and operating income increased 17.1% to $22,210 from $18,967. Excluding the unusual items, operating income decreased by $627, reflecting costs to install television audience measurement services in Latin America.

Europe's revenue increased 2.5% to $597,669 in 1996 from $583,269 in 1995. The revenue increase reflected expanded sales of modeling and analytical services, consumer panel services and causal information in the retail tracking business, partially offset by the unfavorable effect of currency translation. Excluding the effect of the stronger dollar, revenue growth for the region was 4.1%. Operating income increased to $21,828 from an operating loss of $5,599 in 1995, reflecting, in part, the non-recurring charge of $28,400 and provision for postemployment benefits ($13,400). Excluding these charges, operating income declined to $21,828 from $36,201, reflecting expenses incurred to improve customer service, data quality and delivery.

Asia Pacific's revenues increased 17.2% to $254,082 in 1996, from $216,875 in 1995, reflecting broad-based revenue gains in customized research, media measurement and retail measurement services. Operating income, however, declined to $4,762 from $11,695 in 1995. Excluding the non-recurring charge of $900, operating income decreased $7,833, primarily due to higher costs associated with geographic expansion in China and other new markets, integration costs associated with acquisitions, particularly in Australia, and significant competitive pressures and reduced margins in customized research in both Australia and North Asia.

ACN Japan's operating revenue decreased 7.4% to $34,855 in 1996 from $37,640 in 1995, reflecting the unfavorable effect of currency translation. Excluding the effect of currency translation, revenue increased 7.4% as new revenues were added from retail scanning and beverage services. ACN Japan reported a lower operating loss of $15,733 in 1996, compared with a loss of $36,100 in 1995, reflecting the absence of the non-recurring charge of $14,000, improved revenue, lower employee-related costs and the impact of currency translation.

YEAR-ENDED DECEMBER 31, 1995 COMPARED WITH YEAR-ENDED DECEMBER 31, 1994

ACNielsen reported a net loss of $230,884 in 1995, compared with a net loss of $65,061 in 1994. The loss in 1995 reflects a non-recurring pre-tax charge of $152,170 ($141,260 after-tax) in the fourth quarter of 1995 for costs principally associated with asset impairments, software write-offs and contractual obligations that have no future economic benefit. (See Note 3 to the ACNielsen Consolidated Financial Statements.) Results for 1995 also included a pre-tax charge in the third quarter of $31,900 ($24,200 after-tax) for postemployment benefits. Excluding the non-recurring charge and provision for postemployment benefits, ACNielsen reported a net loss of $65,424 in 1995, compared with a net loss of $65,061 in 1994.

The following discusses the fourth quarter 1995 non-recurring charge:

In the fourth quarter of 1995, ACNielsen recorded within operating costs a charge of $152,170. This charge primarily reflected an impairment loss in connection with the adoption of the provisions of SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of" ($74,370), a provision for postemployment benefits ($14,300) under D&B's severance plan, an accrual for contractual obligations that have no future economic benefits ($55,800) and other asset revaluations ($7,700). No payments relating to the accrued contractual obligations were made in 1995.

SFAS No. 121 requires that long-lived assets and certain intangibles be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. In connection with this review, ACNielsen recorded an impairment loss of $74,370 reflecting the revaluation of certain fixed assets, administrative and production systems and other intangibles that will be replaced or will no longer be used by ACNielsen.

The provision for postemployment benefits of $14,300, represents the cost of workforce reductions. The accrual for contractual obligations that have no future economic benefits of $55,800 relates to the acquisition of certain information and services that are no longer used by ACNielsen, and the other asset revaluations of $7,700 are necessitated based on an evaluation of the new business initiatives.

The non-recurring charge of $152,170 evolved from D&B's annual budget and strategic planning process in the fall of 1995, which indicated, based on preliminary results, that D&B's consolidated long-term profitability objectives would not be achieved. Accordingly, a more comprehensive review was undertaken to review D&B's underlying cost structure, products and services and assets used in the business. Based upon such analysis, management having the authority to approve such business decisions committed in December 1995 to a plan to discontinue certain product lines and dispose of certain other assets, resulting in the charge. These decisions were not reversed or modified as a result of D&B's reorganization plan, which was reviewed and, subject to certain conditions, approved by the Board of Directors of D&B on January 9, 1996.

Revenue increased 17.3% in 1995 to $1,281,345 from $1,092,107 in 1994. Strong revenue increases ($111,310) were achieved in the Asia Pacific region principally due to the full year impact of acquiring in 1994 Survey Research Group (SRG), AGB Australia, AGB New Zealand and Reark. Growth in the U.S. and Europe aggregated 7.2% and 6.3%, respectively. Positive growth in these regions was achieved despite strong competition, restructuring and issues related to new product integrations. Excluding the effects of the acquisitions and foreign exchange, ACNielsen's revenue increased about 6.0%.

Operating costs increased 47.6% to $859,132 in 1995 from $582,225 in 1994. Operating costs in 1995 included the non-recurring charge of $152,170 and a $31,900 provision in the third quarter for postemployment benefits. Excluding these items and 1994 restructuring expense, operating costs increased 17.8%, reflecting higher production and other costs related to the scanning transition issues in Europe, the full year impact of the acquisitions of SRG, AGB Australia, AGB New Zealand and Reark in 1994, and increased costs in Latin America resulting from continued geographic expansion. In 1995, the Company embarked on an aggressive program to begin converting the collection of store data from a manual process ("audit") to an electronic process ("scanning"). Issues that arose during the conversion related to timeliness and quality of data and customers being unfamiliar with the expanded data generated by the scanning process. As a result, the Company ran parallel processes for longer than anticipated and increased its provision for doubtful accounts in Europe. The issues were addressed by reengineering efforts that included stepping up quality control measures, introducing customer service centers and improving communications with customers and retailers.

Selling and administrative expenses increased 20.7% to $486,992 in 1995 from $403,469 in 1994. This increase resulted from higher expenses in Asia Pacific, primarily due to the full year impact of 1994 acquisitions and expense growth in Europe for increased service levels to support the transition from audit to scanning, partially offset by a reduction in expenses in the U.S. reflecting the realignment of the functional organization to improve ACNielsen's position and focus in the U.S. marketplace.

ACNielsen incurred an operating loss in 1995 of $184,008 compared with an operating loss of $1,169 in 1994. The operating loss in 1995 primarily reflected the aforementioned charge and provision for postemployment benefits. Excluding the aforementioned charge and the provision for postemployment benefits in 1995 and restructuring expense in 1994, operating income was $62 in 1995, compared with $7,753 in 1994. Lower costs drove a $37,798 reduction in the operating loss in the U.S., excluding the aforementioned charges in 1995, and restructuring expense in 1994. In Europe, however, higher production and other costs related to the scanning transition issues resulted in a $39,218 decline in operating income in 1995 versus 1994, excluding the charges described above. Operating income in Asia Pacific increased $1,423, excluding the charges, reflecting the full year impact of 1994 acquisitions.

Non-operating expense -- net decreased to $7,040 in 1995 from $13,419 in 1994, primarily reflecting lower foreign exchange losses in hyperinflationary countries.

      The following discusses results on a geographic basis:

Total Americas revenue increased 9.5% in 1995 to $443,561 from $405,235 in 1994, and its operating loss increased to $154,004 from $63,343 reflecting the impact of $108,870 of non-recurring charges and $18,500 of postemployment benefit expense, partially offset by cost reductions in the U.S. resulting from field force and operational improvements. Excluding the aforementioned non-recurring charge and provision for postemployment benefits in 1995, and 1994 restructuring expense, the operating loss declined $33,313, driven primarily by field force and operational improvements in the U.S. Revenue in the U.S. increased 7.2% to $274,552 in 1995 from $256,111 in 1994, reflecting increased customer demand for value-added services in the consumer information, decision support and analytical product categories. The U.S. operating loss increased to $172,971 in 1995 from $90,665 in 1994 reflecting the aforementioned non-recurring charge and provision for postemployment benefits. Excluding these charges and restructuring expense in 1994, operating loss in the U.S. decreased to $49,471 from $87,269 primarily reflecting significant process improvements during the year.

Europe's revenue increased 6.3% to $583,269 in 1995 from $548,647 in 1994. The region had an operating loss of $5,599, reflecting, in part, the fourth quarter charge of $28,400 and provision for postemployment benefits ($13,400). Excluding these charges and restructuring expense in 1994, operating income declined to $36,201 from $75,419 reflecting increased expenses in the region to improve customer service, data quality and delivery and ACNielsen's expansion into Eastern Europe.

Asia Pacific's revenues increased 105% to $216,875 in 1995 from $105,565 in 1994 reflecting the acquisition of SRG in July 1994. Operating income increased to $11,695 from $11,172. Excluding the fourth quarter charge of $900 described above, operating income increased $1,423 reflecting the full year impact of acquisitions as well as continued investment in China and other new markets.

ACN Japan's operating revenue increased 15.2% to $37,640 from $32,660, however its operating loss increased to $36,100 from $18,891, reflecting the non-recurring fourth quarter charge of $14,000. Excluding the aforementioned charge, operating loss increased by $3,209 reflecting the highly competitive marketplace and significant costs related to data collection.

INCOME TAXES -- ACNielsen's income tax provision decreased to $14,650 in 1996 from $39,836 in 1995. In 1995 and 1994, the Company did not recognize benefits on U.S. losses since the Company did not believe it was more likely than not that such benefits could be recognized on a separate-company basis. In 1996, U.S. losses through the Distribution Date were realized by D&B and, accordingly, the related tax benefit was reflected by the Company through divisional equity. (See Note 9 to the ACNielsen Consolidated Financial Statements.) ACNielsen has initiated a number of global tax-planning strategies to minimize its effective tax rate.

RESTRUCTURING -- At December 31, 1996 and 1995, restructuring accruals related to actions from 1993 and 1994 totaled $0 and $4,325, respectively. Other restructuring accruals totaled $3,627 at December 31, 1995. (See Note 4 to the ACNielsen Consolidated Financial Statements.) The remaining balance of the restructuring accrual of $4,325 at December 31, 1995 was utilized in 1996.

NON-U.S. OPERATING AND MONETARY ASSETS -- ACNielsen operates globally. Nearly 80% of ACNielsen's revenues were generated from non-U.S. operations during 1996 and 1995. During 1996, European and Asian operations contributed 44% and 19% of Company revenues, respectively. ACNielsen's operations in Japan generated approximately $35,000 of revenues during 1996. Primarily as a result of these non-U.S. operations, changes in the value of local currencies relative to the U.S. dollar may increase the volatility of the U.S. dollar operating results. In 1996, foreign currency translation decreased U.S. dollar revenue growth by approximately 1.7%. During 1995, foreign currency translation increased reported revenue by approximately 4%. The effect of such foreign currency fluctuations on 1996 operating income and 1995 operating loss was not significant.

ACNielsen plans to enter into foreign exchange forward contracts and other instruments to mitigate the effects of currency fluctuations on certain of ACNielsen's non-U.S. net investments and to hedge against foreign exchange movements between the dates that foreign currency transactions are recorded and the dates they are settled. In addition, ACNielsen is also evaluating the merits of implementing a program to mitigate the effects of foreign exchange fluctuations on operating results.

Non-U.S. monetary assets are maintained in currencies other than the U.S. dollar, principally in Canada, Spain, Germany, Italy, Austria and Belgium. Changes in the value of these currencies relative to the U.S. dollar are charged or credited to shareholders' equity. The effect of exchange rate changes during 1996 decreased the U.S. dollar amount of cash and cash equivalents by $6,387.

LIQUIDITY AND CAPITAL RESOURCES -- At December 31, 1996, cash, cash equivalents and non-current marketable securities totaled $205,378, an increase of $108,042 from December 31, 1995. Short-term debt totaled $36,761, an increase of $7,063 from December 31, 1995. The increase in cash at December 31, 1996 reflects the receipt from D&B of approximately $30,000 at the Distribution Date, to settle certain pre-Distribution obligations, including non-U.S. income and withholding taxes of approximately $15,000, which will be paid in 1997. In addition, cash payments in 1997 related to postemployment benefit payments and other actions implemented in connection with the 1995 non-recurring charge are expected to be in the range of $35,000 to $40,000.

Net cash provided by (used in) operating activities aggregated $119,220, $21,465 and ($42,777) in 1996, 1995 and 1994, respectively. The increase of $97,755 in net cash provided by operating activities in 1996 compared with 1995 reflected improved collections of accounts receivable, partially offset by higher non-U.S. taxes paid -- net of refunds ($34,242) and the payments related to the 1995 non-recurring charge ($30,711). The increase in non-U.S. tax payments in 1996 is attributed to ACNielsen paying certain non-U.S. taxes -- net on behalf of D&B prior to the Distribution. Additionally, cash provided by other working capital items in 1996 included the transfer from D&B of pre-Distribution accruals for taxes and other items related to the reorganization of D&B. The increase of $64,242 in net cash provided by operating activities in 1995, compared with 1994, primarily reflected lower restructuring payments ($8,886), lower postemployment benefit payments ($17,500) and a decrease in other working capital items ($68,158).

Net cash used in investing activities totaled $69,145 for 1996 compared with $108,359 and $205,050 in 1995 and 1994, respectively. The decrease in cash usage in 1996 of $39,214 reflected lower capital expenditures, lower deferrals of project costs (included in other investing) and lower payments for business acquisitions, offset in part by an increase in purchased computer software. The decrease in cash usage in 1995 of $96,691 primarily reflected lower payments for acquisitions and equity investments (included in Other Investments) of $126,975.

Capital expenditures totaled $65,503, $86,862, and $51,053 in 1996, 1995 and 1994, respectively. The high level of capital expenditures during 1995 was attributable primarily to higher expenditures in Asia related to SRG's operations (acquired during 1994) and the acquisition of a building in Brazil.

Net cash provided by financing activities totaled $51,749, $87,777 and $195,521 in 1996, 1995, and 1994, respectively. The transfers from D&B in 1996 included cash received in connection with the Distribution. A high level of funding from D&B was required in 1994 to fund acquisitions, primarily SRG.

As a subsidiary of D&B, funding for ACNielsen's U.S. and most non-U.S. operations was provided by internally generated funds and financing obtained through D&B. ACNielsen is now providing for its normal capital and operating expenditure needs through internally generated funds and existing cash reserves. In addition, ACNielsen intends to continue to maintain its relationships with a world-wide network of banks and has secured lines of credit sufficient to meet ACNielsen's short-term cash requirements. (See Note 10 to the Consolidated Financial Statements.) Management believes that the combination of cash flows from operations and bank credit lines, as well as existing cash and cash equivalents, are sufficient to support the Company's long-term cash requirements.

DIVIDENDS -- The payment and level of cash dividends by ACNielsen is subject to the discretion of the Board of Directors of ACNielsen and to the restrictions imposed by the Indemnity and Joint Defense Agreement. In addition, the bank credit agreement prohibits the company from paying cash dividends. ACNielsen currently intends to retain future earnings for the development of its business and does not anticipate paying cash dividends in the near future. Future dividend decisions will be based on, and affected by, a number of factors, including the operating results and financial requirements of ACNielsen, as well as restrictions under agreements. There can be no assurance that any dividends will be declared or paid.

COMMON STOCK INFORMATION -- The Company's common stock (symbol ART) is listed on the New York Stock Exchange. During the two months ended December 31, 1996, 23,986,600 shares were traded. The number of shareholders of record at January 31, 1997 was 11,372. The high and low price per share during the period the Company's stock traded "regular way" during 1996 were $18 5/8 and $14 1/2, respectively.

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS


To the Board of Directors and Shareholders of ACNielsen Corporation:

We have audited the accompanying Consolidated Balance Sheet of ACNielsen Corporation and its subsidiaries (a Delaware corporation) (the "Company") as of December 31, 1996, and the related Consolidated Statements of Operations, Cash Flows and Shareholders' Equity for the year then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements of the Company, as of December 31, 1995, and for the two years ended December 31, 1995, were audited by other auditors whose report dated September 16, 1996, expressed an unqualified opinion on those statements.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.


In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 1996, and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles.

/s/ Arthur Andersen LLP

Stamford, Connecticut
February 19, 1997

MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL STATEMENTS

Management is responsible for the preparation, integrity and objectivity of the consolidated financial statements and other financial information presented in this report. The accompanying consolidated financial statements were prepared in accordance with generally accepted accounting principles, applying certain estimates and judgments as required.

ACNielsen's internal controls are designed to provide reasonable assurance as to the integrity and reliability of the financial statements and to adequately safeguard, verify and maintain accountability of assets. Such controls are based on established written policies and procedures, are implemented by trained skilled personnel with an appropriate segregation of duties and are monitored through a comprehensive internal audit program. These policies and procedures prescribe that the Company and all its employees are to maintain the highest ethical standards and that its business practices throughout the world are to be conducted in a manner which is above reproach.

Arthur Andersen LLP, independent auditors, are retained to audit ACNielsen's financial statements. Their accompanying report is based on an audit conducted in accordance with generally accepted auditing standards, which includes the consideration of the Company's internal controls to establish a basis for reliance thereon in determining the nature, timing and extent of audit tests to be applied.

The Board of Directors exercises its responsibility for these financial statements through its Audit and Finance Committee, which consists entirely of independent non-management Board members. The Audit and Finance Committee meets periodically with the independent auditors and the internal auditors, both privately and with management present, to review accounting, auditing, internal controls and financial reporting matters.

/s/ Nicholas L. Trivisonno

Nicholas L. Trivisonno
Chairman and Chief Executive Officer

/s/ Robert J. Chrenc

Robert J. Chrenc
Executive Vice President and Chief Financial Officer

ACNIELSEN CORPORATION
CONSOLIDATED STATEMENTS OF OPERATIONS

                                                                              YEARS ENDED DECEMBER 31,
                                                                    -------------------------------------------
(AMOUNTS IN THOUSANDS, EXCEPT PER SHARE DATA)                            1996            1995            1994
---------------------------------------------------------------------------------------------------------------
OPERATING REVENUE                                                   $ 1,358,644     $ 1,281,345     $ 1,092,107
Costs and Expenses:
  Operating Costs                                                       732,056         859,132         582,225
  Selling and Administrative Expenses                                   505,259         486,992         403,469
  Depreciation & Amortization                                            93,174         119,229          98,660
  Restructuring Expense                                                      --              --           8,922
                                                                    -------------------------------------------
Total Costs & Expenses                                                1,330,489       1,465,353       1,093,276
                                                                    -------------------------------------------
Operating Income (Loss)                                                  28,155        (184,008)         (1,169)
                                                                    -------------------------------------------
Interest Income                                                           8,357          10,025           9,681
Interest Expense                                                         (5,209)        (14,735)        (13,111)
Other Expense -- Net                                                       (809)         (2,330)         (9,989)
                                                                    -------------------------------------------
Non-Operating Income (Expense) -- Net                                     2,339          (7,040)        (13,419)
                                                                    -------------------------------------------
Income (Loss) Before Provision for Income Taxes                          30,494        (191,048)        (14,588)
Provision for Income Taxes                                               14,650          39,836          50,473
                                                                    -------------------------------------------
Net Income (Loss)                                                   $    15,844     $  (230,884)    $   (65,061)
---------------------------------------------------------------------------------------------------------------
Actual and Pro Forma Net Income (Loss) Per Share of Common Stock    $       .28     $     (4.09)    $     (1.15)
---------------------------------------------------------------------------------------------------------------
Actual and Pro Forma
  Average Number of Shares Outstanding                                   56,712          56,507          56,649
---------------------------------------------------------------------------------------------------------------

The accompanying notes are an integral part of the consolidated financial statements.

ACNIELSEN CORPORATION
CONSOLIDATED BALANCE SHEETS

                                                                                                               DECEMBER 31,
                                                                                                      ---------------------------
(DOLLAR AMOUNTS IN THOUSANDS)                                                                              1996            1995
---------------------------------------------------------------------------------------------------------------------------------
ASSETS
Current Assets
Cash and Cash Equivalents                                                                             $   185,005     $    89,568
Accounts Receivable -- Net                                                                                270,603         272,976
Other Current Assets                                                                                       30,822          43,808
                                                                                                      ---------------------------
   Total Current Assets                                                                                   486,430         406,352
                                                                                                      ---------------------------
Marketable Securities and Other Investments                                                                26,352          14,579
                                                                                                      ---------------------------
Property, Plant and Equipment -- Net                                                                      186,053         189,485
                                                                                                      ---------------------------
Other Assets -- Net
Prepaid Pension                                                                                            46,743          34,294
Computer Software                                                                                          37,858          27,427
Intangibles and Other Assets                                                                               48,610          62,196
Goodwill                                                                                                  204,022         208,454
                                                                                                      ---------------------------
   Total Other Assets -- Net                                                                              337,233         332,371
                                                                                                      ---------------------------
Total Assets                                                                                          $ 1,036,068     $   942,787
---------------------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------------------
  LIABILITIES AND SHAREHOLDERS' EQUITY
  Current Liabilities
  Accounts Payable                                                                                    $    84,680     $    89,063
  Short-term Debt                                                                                          36,761          29,698
  Accrued and Other Current Liabilities                                                                   260,606         239,976
  Accrued Income Taxes                                                                                     64,268          33,804
                                                                                                      ---------------------------
     Total Current Liabilities                                                                            446,315         392,541
                                                                                                      ---------------------------
  Postretirement and Postemployment Benefits                                                               78,924          88,690
  Deferred Income Taxes                                                                                    32,523          27,588
  Other Liabilities                                                                                        24,360          56,437
                                                                                                      ---------------------------
     Total Liabilities                                                                                    582,122         565,256
                                                                                                      ---------------------------
  Commitments and Contingencies
                                                                                                      ---------------------------
  Divisional Equity                                                                                            --         406,098
  Shareholders' Equity
  Preferred Stock -- par value $.01 per share, authorized -- 5,000,000 shares; outstanding -- none             --              --
  Common Stock -- par value $.01 per share, authorized -- 150,000,000 shares;
    issued -- 57,124,419 in 1996                                                                              571              --
  Series Common Stock -- par value $.01 per share, authorized -- 5,000,000 shares; issued -- none              --              --
  Additional Paid-in Capital                                                                              461,193              --
  Retained earnings                                                                                         7,723              --
  Treasury stock, at cost, 266,666 shares in 1996                                                          (3,966)             --
  Cumulative Translation Adjustment                                                                       (17,658)        (26,282)
  Unrealized Gains (Losses) on Investments, Net                                                             6,083          (2,285)
                                                                                                      ---------------------------
     Total Shareholders' Equity                                                                           453,946         377,531
                                                                                                      ---------------------------
  Total Liabilities and Shareholders' Equity                                                          $ 1,036,068     $   942,787
---------------------------------------------------------------------------------------------------------------------------------

The accompanying notes are an integral part of the consolidated financial statements.

ACNIELSEN CORPORATION
CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                       YEARS ENDED DECEMBER 31,
                                                                -------------------------------------
(DOLLAR AMOUNTS IN THOUSANDS)                                      1996          1995          1994
-----------------------------------------------------------------------------------------------------
Cash Flows from Operating Activities:
Net Income (Loss)                                               $  15,844     $(230,884)    $ (65,061)
Reconciliation of Net Income (Loss) to Net Cash
  Provided by (Used in) Operating Activities:
   Depreciation and Amortization                                   93,174       119,229        98,660
   Deferred Income Taxes                                           11,598       (15,603)       32,347
   Restructuring Provision                                             --            --         8,922
   Restructuring Payments                                             (45)      (10,065)      (18,951)
   Non-Recurring Charge                                                --       152,170            --
   Payments Related to 1995 Non-Recurring Charge                  (30,711)           --            --
   Postemployment Benefit Expense                                   3,077        36,168         2,565
   Postemployment Benefit Payments                                (21,275)      (50,290)      (67,790)
   Net Increase in Accounts Receivable                               (802)      (32,461)      (21,693)
   Net Decrease (Increase) in Other Working Capital Items          58,682        54,489       (13,669)
   Other                                                          (10,322)       (1,288)        1,893
                                                                -------------------------------------
Net Cash Provided by (Used in) Operating Activities               119,220        21,465       (42,777)
                                                                -------------------------------------
Cash Flows from Investing Activities:
Proceeds from Marketable Securities                                    35           260         5,397
Payments for Marketable Securities                                   (187)           --          (436)
Business Acquisitions                                                (946)      (11,466)     (112,009)
Capital Expenditures                                              (65,503)      (86,862)      (51,053)
Additions to Computer Software                                    (24,450)      (20,535)      (21,726)
Investments in Efficient Market Services and Manugistics               --            --       (21,932)
(Increase) Decrease in Other Investments                            2,530         2,199        (2,239)
Other                                                              19,376         8,045        (1,052)
                                                                -------------------------------------
Net Cash Used in Investing Activities                             (69,145)     (108,359)     (205,050)
                                                                -------------------------------------
Cash Flows from Financing Activities:
Net Transfers from The Dun & Bradstreet Corporation                46,210       101,140       155,260
Increase (Decrease) in Short-Term Borrowings                        9,758       (11,731)       38,630
Treasury Stock Purchases                                           (3,966)           --            --
Common Stock Issuances under Stock Plans                            1,335            --            --
Other                                                              (1,588)       (1,632)        1,631
                                                                -------------------------------------
Net Cash Provided by Financing Activities                          51,749        87,777       195,521
                                                                -------------------------------------
Effect of Exchange Rate Changes on Cash and Cash Equivalents       (6,387)        3,649        12,193
                                                                -------------------------------------
Increase (Decrease) in Cash and Cash Equivalents                   95,437         4,532       (40,113)
Cash and Cash Equivalents, Beginning of Year                       89,568        85,036       125,149
                                                                -------------------------------------
Cash and Cash Equivalents, End of Year                          $ 185,005     $  89,568     $  85,036
-----------------------------------------------------------------------------------------------------
Supplemental disclosure of cash flow information:
Cash paid during the year for interest                          $   5,272     $  14,713     $  12,586
Cash paid during the year for income taxes                      $  57,736     $  19,882     $  35,654
-----------------------------------------------------------------------------------------------------

The accompanying notes are an integral part of the consolidated financial statements.

ACNIELSEN CORPORATION
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

                                                                                                         TREASURY STOCK,
                                                         COMMON STOCK       ADDITIONAL                       AT COST
(DOLLAR AMOUNTS IN THOUSANDS)          DIVISIONAL    --------------------     PAID-IN      RETAINED    -------------------
THREE YEARS ENDED DECEMBER 31, 1996      EQUITY        SHARES      AMOUNT     CAPITAL      EARNINGS     SHARES     AMOUNT
--------------------------------------------------------------------------------------------------------------------------
Balance, January 1, 1994               $ 445,643
  Net Loss                               (65,061)
  Unrealized Losses
    on Investments
  Net Transfers from The Dun
    & Bradstreet Corporation             155,260
  Cumulative Translation Adjustment
                                       -----------------------------------------------------------------------------------
Balance, December 31, 1994               535,842
  Net Loss                              (230,884)
  Unrealized Losses
    on Investments
  Net Transfers from The Dun
    & Bradstreet Corporation             101,140
  Cumulative Translation Adjustment
                                       -----------------------------------------------------------------------------------
Balance, December 31, 1995               406,098
  Net Income for period
    ended October 31, 1996                 8,121
  Unrealized Gains
    on Investments
  Net Transfers from The Dun
    & Bradstreet Corporation              46,210
  Cumulative Translation Adjustment
  Stock Distribution to Holders of
    Dun & Bradstreet Stock              (460,429)    57,019,180     $570      $459,859
Balance, November 1, 1996                     --     57,019,180      570       459,859
  Net Income for period
    ended December 31, 1996                                                                 $7,723
  Treasury Stock Purchased                                                                             266,666    $(3,966)
  Unrealized Losses
    on Investments
  Activity under Stock Plans                            105,239        1         1,334
  Cumulative Translation
    Adjustment
                                       -----------------------------------------------------------------------------------
Balance, December 31, 1996             $      --     57,124,419     $571      $461,193      $7,723     266,666    $(3,966)
--------------------------------------------------------------------------------------------------------------------------


                                        Cumulative      Unrealized
(Dollar amounts in thousands)          Translation     Gains (Losses)      Total
Three Years Ended December 31, 1996    Adjustment      on Investments      Equity
----------------------------------------------------------------------------------
Balance, January 1, 1994                 $(59,850)                       $ 385,793
  Net Loss                                                                 (65,061)
  Unrealized Losses
    on Investments                                         $(964)             (964)
  Net Transfers from The Dun
    & Bradstreet Corporation                                               155,260
  Cumulative Translation Adjustment        23,407                           23,407
                                       -------------------------------------------
Balance, December 31, 1994                (36,443)          (964)          498,435
  Net Loss                                                                (230,884)
  Unrealized Losses
    on Investments                                        (1,321)           (1,321)
  Net Transfers from The Dun
    & Bradstreet Corporation                                               101,140
  Cumulative Translation Adjustment        10,161                           10,161
                                       -------------------------------------------
Balance, December 31, 1995                (26,282)        (2,285)          377,531
  Net Income for period
    ended October 31, 1996                                                   8,121
  Unrealized Gains
    on Investments                                         9,324             9,324
  Net Transfers from The Dun
    & Bradstreet Corporation                                                46,210
  Cumulative Translation Adjustment         4,526                            4,526
  Stock Distribution to Holders of
    Dun & Bradstreet Stock
Balance, November 1, 1996                 (21,756)         7,039           445,712
  Net Income for period
    ended December 31, 1996                                                  7,723
  Treasury Stock Purchased                                                  (3,966)
  Unrealized Losses
    on Investments                                          (956)             (956)
  Activity under Stock Plans                                                 1,335
  Cumulative Translation
    Adjustment                              4,098                            4,098
                                       -------------------------------------------
Balance, December 31, 1996               $(17,658)       $ 6,083         $ 453,946
----------------------------------------------------------------------------------

The accompanying notes are an integral part of the consolidated financial statements.

ACNIELSEN CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Dollar amounts in thousands, except per share data)

NOTE 1. BASIS OF PRESENTATION

Effective on November 1, 1996 (the Distribution Date), ACNielsen Corporation (the Company) became an independent, publicly-owned company as a result of the distribution by The Dun & Bradstreet Corporation (D&B) of the Company's $.01 par value Common Stock, at a distribution ratio of one share for three shares (the Distribution). Prior to the Distribution, the Company was formed as a wholly owned subsidiary of D&B for the purpose of effecting the Distribution. Included in this transaction was the transfer of the former D&B businesses and operations that now comprise the Company, and substantially all of the assets and liabilities of such businesses. For purposes of these financial statements, all references to the Company include the assets and liabilities related to the businesses that were transferred to the Company prior to the Distribution.

The Balance Sheet, as of December 31, 1996, is presented on a consolidated basis. The Statement of Operations for the year ended December 31, 1996 includes the combined results of operations of the ACNielsen businesses under D&B for the ten months prior to the Distribution Date and the consolidated results of operations of the Company for the two month period ended December 31, 1996. The financial statements for periods prior to the Distribution Date are presented on a combined basis and have been prepared using D&B's historical basis of accounting for the assets and liabilities and historical results of operations related to the Company's businesses, except for accounting for income taxes (see
Note 2 to the Financial Statements).

The financial statements generally reflect the financial position, results of operations, and cash flows of the Company as if it were a separate entity for all periods presented. The financial statements include allocations of certain D&B Corporate assets (including prepaid pension assets) and liabilities (including pension and postretirement benefits), and expenses (including cash management, legal, accounting, tax, employee benefits, insurance services, data services and other D&B Corporate overhead) relating to the Company's businesses that were transferred to the Company from D&B. Management believes these allocations are reasonable. However, the financial information included herein may not necessarily reflect the financial position, results of operations, and cash flows of the Company in the future or what they would have been had the Company been a separate entity during the periods prior to the Distribution.

For purposes of governing certain of the ongoing relationships between the Company, D&B and Cognizant Corporation (Cognizant, another corporation spun off by D&B) after the Distribution and to provide for orderly transition, the Company, D&B and Cognizant entered into various agreements including a Distribution Agreement, Employee Benefits Agreement, Tax Allocation Agreement, Indemnity and Joint Defense Agreement, TAM Master Agreement, Shared Transaction Services Agreements, Intellectual Property Agreement, Transition Services Agreement and Data Services Agreement.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation. Investments in companies over which the Company has significant influence but not a controlling interest are carried at equity. The effects of all significant intercompany transactions have been eliminated. The financial statements of subsidiaries outside the United States and Canada reflect a fiscal year ending November 30 to facilitate timely reporting of the Company's financial results.

Cash Equivalents and Marketable Securities. Investments that are highly liquid and mature within 90 days of purchase date are considered cash equivalents. At December 31, 1996 and 1995, all marketable securities are classified as "available for sale," and therefore are reported at fair value, with net unrealized gains and losses reported in equity in accordance with the provisions of Statement of Financial Accounting Standards (SFAS) No. 115, "Accounting for Certain Debt and Equity Securities."

Property, Plant and Equipment. Buildings and machinery and equipment are depreciated over their estimated useful lives using principally the straight-line method. Leasehold improvements are amortized on a straight-line basis over the shorter of the term of the lease or the estimated useful life of the improvement.

Computer Software. Certain internal costs incurred in the development of computer software are capitalized in accordance with SFAS No. 86, "Accounting for the Costs of Computer Software to be Sold, Leased or Otherwise Marketed." As such, costs incurred to establish technological feasibility of a computer software product are expensed in the periods in which they are incurred. Capitalization ceases and amortization starts when the product is available for general release to customers. Computer software costs are being amortized on a product by product basis, over three to five years. Annual amortization is the greater of the amount computed using

(a) the ratio that gross revenues for a product bears to the total of current and anticipated future gross revenue for that product or (b) the straight-line method over the remaining estimated economic life of the product. In addition, computer software includes amounts purchased for internal use.

Other Intangibles. Other intangibles include customer lists and database development. Other intangibles are amortized, using principally the straight-line method, over five to twenty years.

Goodwill. Goodwill represents the excess purchase price over the fair value of identifiable net assets of businesses acquired and is amortized on a straight-line basis over five to forty years. The Company reviews the recoverability of goodwill, not identified with impaired long-lived assets, based on estimated undiscounted future cash flows from operating activities compared with the carrying value of goodwill and recognizes any impairment on the basis of such comparison. The recognition and measurement of goodwill impairment is assessed at the business unit level.

Impairment of Long-Lived Assets. The Company adopted the provisions of SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of" in 1995. This statement requires that long-lived assets and certain identifiable intangibles held and used by an entity be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. In general, this statement requires recognition of an impairment loss when the sum of undiscounted expected future cash flows is less than the carrying amount of such assets. The measurement for such impairment loss is then based on the fair value of the asset. See Note 3 to the Consolidated Financial Statements.

Revenue Recognition. Retail Measurement Service products generally have contract terms of one to three years. The base contract revenue from the first commitment period is recognized ratably over the initial contract term. Revenue from remaining years of multi-year contracts, extensions and renewals are recognized ratably over their extension periods. After the initial commitment, the contract generally continues indefinitely, unless canceled by the client with a minimum of three months' prior written notice.

Revenue for special modeling and analytical services is recognized as services are performed.

Consumer Panel products generally have contract terms of one year with revenue recognized over the term of the contract on a straight-line basis.

International Media Services are generally provided over longer periods with revenue recognized on a straight-line basis over the contract term. The contracts are cancelable by the client only with specified notice and payments.

Foreign Currency Translation. For all operations outside the United States where the Company has designated the local currency as the functional currency, assets and liabilities are translated using end-of-period exchange rates; revenue and expenses are translated using average rates of exchange. For these countries, currency translation adjustments are accumulated in a separate component of equity, whereas realized transaction gains and losses are recognized in other income (expense) -- net. For operations in countries that are considered to be highly inflationary, where the U.S. dollar is designated as the functional currency, monetary assets and liabilities are translated using end-of-period exchange rates, nonmonetary accounts are translated using historical exchange rates, and all translation and transaction adjustments are recognized in other income (expense) -- net.

The Company has significant operations in non-U.S. countries. Therefore, changes in the value of foreign currencies affect the Company's financial statements when translated into U.S. dollars.

Income Taxes. In accordance with the Tax Sharing Agreement, the Company is liable for Federal, State and non-U.S. income tax liabilities beginning after the Distribution Date. In addition, the Company is liable for certain non-U.S. tax liabilities arising prior to the Distribution. Prior to the Distribution, the Company was included in the Federal and certain state and non-U.S. income tax returns of D&B.

Stock-Based Compensation. In 1996, the Company adopted SFAS No. 123, "Accounting for Stock-Based Compensation," which requires that companies with stock-based compensation plans either recognize compensation expense based on the fair value of options granted, or continue to apply Accounting Principles Board (APB) Opinion No. 25 and disclose pro forma net income and earnings per share, as if the fair value based accounting method in SFAS No. 123 had been applied. The Company has chosen to continue to account for stock-based compensation as prescribed by APB Opinion No. 25. Accordingly, pro forma amounts are disclosed in Note 8 to the Financial Statements.

Divisional Equity. Divisional equity includes historical investments and advances from D&B, including net transfers to/from D&B, third party liabilities paid on behalf of the Company by D&B and amounts due to/from D&B for services and other charges, as well as current period income/loss, unrealized gains (losses) on investments, and foreign currency translation adjustments.

Estimates. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses and the disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Earnings (Loss) Per Share. Earnings per share for the year ended December 31, 1996 are computed using a combination of the average number of D&B shares outstanding for the ten months ended October 31, 1996, adjusted for the one-for-three distribution ratio, and the average number of ACNielsen shares outstanding for the two months ended December 31, 1996. The computation of pro forma loss per share for the years ended December 31, 1995 and 1994 is based on the average number of shares of D&B common stock outstanding during the year, adjusted for the one for three distribution ratio. The inclusion of shares issuable under stock options would not result in material dilution.

Reclassifications. Certain prior-year amounts have been reclassified to conform with the current-year presentation.

NOTE 3. NON-RECURRING CHARGE

In the fourth quarter of 1995, the Company recorded within operating costs a charge of $152,170. This charge primarily reflected an impairment loss in connection with the adoption of the provisions of SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of" ($74,370), a provision for postemployment benefits ($14,300) under D&B's severance plan, an accrual for contractual obligations that have no future economic benefits ($55,800) and other asset revaluations ($7,700). In 1996, payments relating to the accrued contractual obligations totaled $24,974. No payments relating to the accrued contractual obligations were made in 1995.

SFAS No. 121 requires that long-lived assets and certain intangibles be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. In connection with this review, the Company recorded an impairment loss of $74,370 reflecting the revaluation of certain fixed assets, administrative and production systems and other intangibles that will be replaced or will no longer be used by the Company.

The provision for postemployment benefits of $14,300 represents the cost of workforce reductions. The accrual for contractual obligations that have no future economic benefits of $55,800 relates to the acquisition of certain information and services that are no longer used by the Company, and the other asset revaluations of $7,700 are necessitated based on an evaluation of the new business initiatives.

This non-recurring charge evolved from D&B's annual budget and strategic planning process, which included a review of D&B's underlying cost structure, products and services and assets used in the business. Based upon such analysis, management having the authority to approve such business decisions committed in December 1995 to a plan to discontinue certain product lines and dispose of certain other assets, resulting in the charge. These decisions were not reversed or modified as a result of D&B's reorganization plan, which was reviewed and, subject to certain conditions, approved by the Board of Directors of D&B on January 9, 1996.

NOTE 4. RESTRUCTURING

In 1994, the Company recorded a pre-tax charge of $8,922 to restructure certain operations and businesses, and to reduce costs and increase operating efficiencies.

In 1993, the Company recorded $60,301 to restructure certain operations and businesses. These actions were part of a D&B-wide plan designed to achieve long-term productivity improvements and reduce costs. The costs associated with this plan, and all other restructuring actions, included only specific, direct and incremental costs that could be estimated with reasonable accuracy and were clearly identifiable with the related plans.

Cash paid for restructuring in 1995 ($10,065) included $5,702 for actions to reduce real estate costs and $4,363 for other actions. At December 31, 1995, accruals for restructuring totaled $4,325. There was no restructuring accrual remaining at December 31, 1996.

NOTE 5. ACQUISITIONS

In 1996, 1995 and 1994, the Company acquired various companies in separate transactions that were accounted for as purchases.

The aggregate purchase price of such acquisitions totaled $1,907 in 1996, $11,466 in 1995 and $112,009 in 1994. In 1994, the largest acquisition was Survey Research Group, a premier market research firm in Southeast Asia. The purchase price was $85,351.

The results of operations of all purchases are included in the Consolidated Statements of Operations from dates of acquisition. Had the acquisitions made in 1996, 1995 and 1994 been consummated on January 1 of the year preceding the year of acquisition, the results of these acquired operations would not have had a significant impact on the Company's consolidated results of operations for any of the years presented.

NOTE 6. PENSION AND OTHER BENEFIT PLANS

The Company has a defined benefit pension plan covering substantially all employees in the United States. The benefits to be paid to employees under this plan are based on notional account balances which are increased annually by pay-related and interest credits. Pension costs are determined actuarially and funded to the extent allowable under the Internal Revenue Code. Supplemental plans in the United States are maintained to provide retirement benefits to eligible employees in excess of levels allowed by the Internal Revenue Code.

The Company's non-U.S. subsidiaries provide retirement benefits for employees consistent with local practices, primarily using defined benefit or termination indemnity plans.

At the Distribution Date, the Company assumed responsibility for pension benefits for active employees of the Company and established separate retirement plans for its employees; the responsibility for all others, principally retirees, remained with D&B. An allocation of assets and liabilities for such active employee benefits has been included in the consolidated financial statements.

U.S. Pension Plans. Prior to the Distribution Date, the Company's U.S. employees participated in D&B's defined benefit pension plan covering substantially all employees in the United States. The benefits to be paid to employees under these plans were based on years of credited service and average final compensation.

The Company accounted for the plan as a multi-employer plan. Accordingly, the Company has recorded pension costs (income) as allocated by D&B totaling $1,301 for the ten months ended October 31, 1996, and $882 and $(645) for the years 1995 and 1994, respectively. During 1994, the Company recognized a pension curtailment gain of $2,303 resulting from a workforce reduction.

The components of net U.S. pension costs for the period subsequent to the Distribution Date are summarized as follows:

                                                              TWO MONTHS ENDED
                                                              DECEMBER 31, 1996
--------------------------------------------------------------------------------
Service Cost                                                              $ 314
Interest Cost on Projected Benefit Obligation                               513
Actual Return on Plan Assets                                               (726)
Net Amortization and Deferral                                              (141)
                                                                          -----
Net Periodic Pension (Income)                                             $ (40)
================================================================================

The status of U.S. defined benefit pension plans at December 31, 1996 is as follows:

                                                       FUNDED          UNFUNDED
-------------------------------------------------------------------------------
Fair Value of Plan Assets                             $ 50,266
                                                      -------------------------
Actuarial Present Value of
  Benefit Obligations:
    Vested Benefits                                     24,854
    Non-Vested Benefits                                  5,359         $  1,255
                                                      -------------------------
Accumulated Benefit Obligations                         30,213            1,255
Effect of Projected Future
  Salary Increases                                       2,932            2,623
                                                      -------------------------
Projected Benefit Obligations                           33,145            3,878
                                                      -------------------------
Plan Assets in Excess of (Less than)
  Projected Benefit Obligations                         17,121           (3,878)
Unrecognized Net (Gain) Loss                            (2,619)              24
Unrecognized Prior Service (Credit)                       (436)             (64)
Unrecognized Net Transition
  (Asset) Obligation                                    (1,706)           1,051
                                                      -------------------------
Prepaid (Accrued) Pension Cost                        $ 12,360         $ (2,867)
-------------------------------------------------------------------------------

The key actuarial assumptions used in determining the amounts shown in the table above were an expected long-term rate of return on plan assets of 9.0%, a discount rate of 7.5% and a 4.16% rate of increase in future compensation.

Non-U.S. Benefit Plans. The Company's non-U.S. subsidiaries provide retirement benefits for employees consistent with local practices, primarily using defined benefit or termination indemnity plans. The projected benefit obligations for these funded and unfunded plans at December 31, 1996 and 1995 were $204,026 and $196,073, respectively. Prepaid pension costs for the funded plans totaled $34,383 and $31,393 as of December 31, 1996 and 1995, respectively. Accrued pension costs for the unfunded plans totaled $23,769 and $25,012 as of December 31, 1996 and 1995, respectively. Pension costs for these plans were $12,721, $9,194 and $12,427 for the years 1996, 1995 and 1994, respectively.

The weighted average expected long-term rate of return on pension plan assets was 9.32%, 9.85% and 9.87% for 1996, 1995 and 1994, respectively. At December 31, 1996 and 1995, the projected benefit obligations were determined using weighted average discount rates of 7.92% and 8.15%, respectively, and weighted average rates of increase in future compensation levels of 4.58% and 4.94%, respectively. Plan assets are invested in diversified portfolios that consist primarily of equity and debt securities.

Defined Contribution Plans. Prior to the Distribution Date, certain employees of the Company in the United States were also eligible to participate in a D&B-sponsored defined contribution plan. The Company made a matching contribution of up to 100% of the employee's contribution subject to specified limits. The Company's expense related to this plan was $3,523 for the ten months ended October 31, 1996 and $4,695 and $4,105 for the years 1995 and 1994, respectively.

Effective upon the Distribution, the Company eliminated the matching contribution to the defined contribution plan and established an Employee Stock Ownership Plan (ESOP) for the benefit of its United States employees. The Company may contribute cash or Company common stock to each employee's account equal to 3.5% of compensation (subject to IRS limitations). For the two months ended December 31, 1996, the Company recognized compensation expense of $639 in connection with the ESOP.

NOTE 7. POSTRETIREMENT AND POSTEMPLOYMENT BENEFITS

In addition to providing pension benefits, the Company provides various health-care and life-insurance benefits for retired employees. Employees of the Company in the United States become eligible for these benefits if they reach normal retirement age while working for the Company and have completed at least ten years of service after age 45. The postretirement medical benefit is contributory. Certain of the Company's subsidiaries outside the United States have postretirement benefit plans, although most participants are covered by government-sponsored or -administered plans. The cost of Company-sponsored postretirement benefit plans outside the U.S. is not significant.

Prior to the Distribution Date, the Company accounted for the postretirement benefit plan as a multi-employer plan. Accordingly, the Company has recorded postretirement benefit costs as allocated by D&B totaling $1,432 for the ten months ended October 31, 1996 and $1,356, and $2,365 for 1995, and 1994, respectively.

At the Distribution, the Company assumed responsibility for postretirement benefits for active employees of the Company; the responsibility for all others remained with D&B. During 1994, the Company also recognized a curtailment gain of $4,082 resulting from a change in eligibility requirements for the postretirement medical plan. The components of net periodic postretirement benefit cost other than pensions for the period subsequent to the Distribution Date are summarized as follows:

                                                              TWO MONTHS ENDED
                                                              DECEMBER 31, 1996
-------------------------------------------------------------------------------
Service Cost                                                              $  80
Interest Cost on Accumulated Benefit Obligation                              60
Net Amortization and Deferral                                               (20)
                                                                          -----
Net Postretirement Benefit Cost                                           $ 120
--------------------------------------------------------------------------------

The status of postretirement benefit pension plans at December 31, 1996 is as follows:

-------------------------------------------------------------------------------
Active Associates -- Eligible                                           $(1,720)
Active Associates -- Not Yet Eligible                                    (2,790)
                                                                        -------
Accumulated Postretirement
  Benefit Obligations                                                    (4,510)
Unrecognized Net Loss                                                       100
Unrecognized Prior
  Service (Credit)                                                         (260)
                                                                        -------
Accrued Postretirement
  Benefit Obligations                                                   $(4,670)
-------------------------------------------------------------------------------

Obligations are unfunded and the actuarial present values of accumulated plan benefit obligations are recognized in the consolidated balance sheet. The accumulated postretirement benefit obligation at December 31, 1996 was determined using a discount rate of 7.5%. The assumed rate of future increases in per capita cost of covered health-care benefits is 8.0% in 1996, decreasing gradually to 5.0% by the year 2021 and remaining constant thereafter. Increasing the assumed health-care cost trend rate by one percentage point in each year would increase the accumulated postretirement benefit obligation by $550 and would increase annual aggregate service and interest cost by $120.

Postemployment Benefits. In certain instances, the Company provides postemployment benefits to former or inactive employees following employment but before retirement, principally severance. The Company reported postemployment benefit expense (as allocated by D&B through November 1, 1996) of $3,077, $36,168 and $2,565, for 1996, 1995 and 1994, respectively. The expense in 1995 included an incremental charge of $31,900 for severance in the third quarter, but excluded $14,300 recorded in the fourth quarter as part of the non-recurring charge. (See Note 3 to the Financial Statements).

NOTE 8. EMPLOYEE STOCK AND RELATED PLANS

In October 1996, the Company adopted three stock incentive plans which reserve shares of common stock for issuance to key employees and non-employee directors. Pursuant to one such plan, immediately following the Distribution, outstanding awards under the D&B stock option plans held by Company employees were replaced by substitute awards. The substitute awards have the same ratio of the exercise price per option to the market value per share, the same aggregate difference between market value and exercise price and substantially the same other terms and conditions as the options they replaced. A total of 18,300,000 shares have been reserved for issuance under these plans.

The Company has adopted the disclosure-only provisions of SFAS No. 123, "Accounting for Stock Based Compensation." Accordingly, no compensation expense has been recognized for the Company's three stock incentive plans. Had compensation expense for the Company's plans been determined based on the fair value at the grant date for option grants after January 1, 1995, including the conversion of D&B stock options granted prior to 1995, consistent with the provisions of SFAS No. 123, the Company's net income and net income per share would have been reduced to the pro forma amounts indicated below for 1996. The effect on 1995 is not material.

                                                                        1996
-----------------------------------------------------------------------------
Net Income -- as reported                                             $15,844
Net Income -- pro forma                                               $13,200
                                                                      -------
Net Income per share -- as reported                                   $   .28
Net Income per share -- pro forma                                     $   .23
--------------------------------------------------------------------------------

Note: The 1996 pro forma amounts include an incremental pre-tax charge of $3,048, as a result of the replacement stock option plan being a modification of the plan in accordance with SFAS No. 123.

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions (including assumptions related to D&B options to determine compensation expense for the period prior to the Distribution):

                                                        OLD         ACNIELSEN &
                                                        D&B         REPLACEMENT
                                                      OPTIONS         OPTIONS
-------------------------------------------------------------------------------
Expected dividend yield                                    4.7%               0%
Expected stock price volatility                             15%              30%
Risk-free interest rate                                   6.15%            6.11%
Expected life of options                             5.0 years        5.0 years
--------------------------------------------------------------------------------

The weighted average fair value of options granted during 1996 is $6.16 per share.

Under the stock incentive plans adopted in 1996, 7,593,945 shares of common stock were available for future grants as of December 31, 1996. These plans provide that shares granted come from the Company's authorized but unissued common stock or treasury stock. The price of options granted pursuant to these plans will not be less than the fair market value of the shares on the date of grant, with the exception of the substitute awards, the price of which was determined as described above. Stock options granted during 1996 ("effective date options") have a term of ten years and vest over four or six years. In addition, effective date options may vest earlier if the Company's stock price reaches certain targets. One-half of the unvested options will vest if the Company's stock price reaches 150% of the exercise price for five consecutive trading days and the remaining unvested options become vested if the stock price reaches 200% of the exercise price for five consecutive trading days.

The plans also provide for the granting of limited stock appreciation rights (LSARs) in tandem with stock options to certain key employees. At December 31, 1996, 2,613,641 LSARs were outstanding, which are exercisable upon the occurrence of a specified event.

Changes in stock options for the period subsequent to the Distribution Date are summarized as follows:

                                                                  AVERAGE OPTION
                                                     SHARES      PRICE PER SHARE
--------------------------------------------------------------------------------
Conversion of D&B options at
  November 1, 1996                                 4,054,731              $15.66
Granted during period                              4,706,055               15.75
Exercised                                            (69,190)              14.53
Surrendered or Expired                              (148,336)              16.15
                                                   ---------              ------
Options outstanding at
  December 31, 1996                                8,543,260              $15.71
--------------------------------------------------------------------------------

At December 31, 1996, exercise prices for all outstanding options range from a minimum of approximately $11.10 per share to a maximum of approximately $17.05 per share. The average remaining maximum term of options outstanding is approximately 8.81 years.

Success Share Program. On December 9, 1996, the Company granted, to each of its full-time and regular part-time employees, stock appreciation rights at a strike price of $15 3/4, entitling the employee to the appreciation on the equivalent of 25 shares of the Company's common stock, subject to certain terms, conditions and limitations. The rights vest on December 9, 1997 and expire on December 9, 1999. There were no charges to income in 1996 with respect to this program.

NOTE 9. INCOME TAXES

Income (loss) before provision for income taxes consisted of:

                                   1996               1995               1994
-------------------------------------------------------------------------------
U.S.                            $ (35,714)         $(244,236)         $(129,484)
Non-U.S                            66,208             53,188            114,896
                                -----------------------------------------------
                                $  30,494          $(191,048)         $ (14,588)
-------------------------------------------------------------------------------

In 1995 and 1994, the Company had not recognized benefits on the U.S. losses reflected above since the Company did not believe it was more likely than not that such benefits could be recognized on a separate-company basis. In 1996, U.S. losses through the Distribution Date were realized by D&B and, accordingly, the related tax benefit was reflected by the Company through divisional equity.

The provision (benefit) for income taxes consisted of:

                                          1996            1995            1994
-------------------------------------------------------------------------------
U.S. Federal and state:
  Current                              $ (9,776)       $ 32,237        $ (6,186)
  Deferred                                 (996)        (30,237)          6,860
                                       ----------------------------------------
  Total                                 (10,772)          2,000             674
Non-U.S.:
  Current                                10,631          22,846          24,127
  Deferred                               14,791          14,990          25,672
                                       ----------------------------------------
  Total                                  25,422          37,836          49,799
                                       ----------------------------------------
Total                                  $ 14,650        $ 39,836        $ 50,473
-------------------------------------------------------------------------------

The following table summarizes the significant differences between the U.S. Federal statutory taxes and the Company's provision for income taxes for consolidated financial statement purposes.

                                         1996            1995            1994
-------------------------------------------------------------------------------
Tax expense (benefit) at
  statutory rate                       $ 10,673        $(66,867)       $ (5,106)
State and local income
  taxes, net of
  Federal effect                         (1,161)         (8,962)         (3,488)
U.S. losses for which
  no tax benefits
  were provided                              --          94,445          48,807
Non-U.S. taxes                            2,249          19,220           9,586
Other                                     2,889           2,000             674
                                       ----------------------------------------
Total taxes                            $ 14,650        $ 39,836        $ 50,473
-------------------------------------------------------------------------------

The Company's deferred tax assets (liabilities) are comprised of the following at December 31:

                                                      1996               1995
-------------------------------------------------------------------------------
Deferred Tax Assets:
  Operating Losses                                  $ 52,784           $ 55,043
  Non-Recurring Charges                               13,398             22,928
  Postemployment Benefits                             14,325              8,766
  Postretirement Benefits                              8,107              8,197
  Bad Debts                                              892              1,469
  Restructuring Costs                                     --                747
  Other                                                   --                922
                                                    ---------------------------
                                                      89,506             98,072
Valuation Allowance                                  (79,866)           (80,522)
                                                    ---------------------------
                                                       9,640             17,550
                                                    ---------------------------
Deferred Tax Liabilities:
  Intangibles                                         (7,560)           (10,239)
  Deferred Revenue                                    (6,375)            (7,364)
  Depreciation                                        (4,048)            (3,847)
  Investments                                         (4,056)              (922)
  Other                                              (12,447)            (2,331)
                                                    ---------------------------
                                                     (34,486)           (24,703)
NET DEFERRED TAX LIABILITY                          $(24,846)          $ (7,153)
-------------------------------------------------------------------------------

No provision was made for U.S. taxes payable on undistributed earnings amounting to approximately $167,000 as such amounts are permanently reinvested.

NOTE 10. BANK CREDIT LINE

In December 1996, the Company entered into a credit agreement with a global bank syndicate comprising twelve banks. This $125,000 credit facility is unsecured and has a three-year term. The facility provides for multicurrency and bridge loans. The base interest rates can be fixed or various floating rates, depending on the type of loan undertaken and currencies involved. Interest spreads and fees vary based on the Company's fixed charge coverage ratio for the preceding four quarters. The terms of the credit agreement contain, among other provisions, limitations on total debt/leverage levels, minimum earnings before interest, taxes, depreciation and amortization and minimum fixed charge coverages. The agreement also prohibits the Company from paying cash dividends and permits share repurchases only in connection with employee benefit programs. At December 31, 1996, approximately $22,700 was drawn against this facility. The nominal value of the borrowings approximates fair value. There are no compensating balance requirements or material commitment fees associated with the credit line.

The weighted average interest rates on short-term debt at December 31, 1996 and 1995, respectively, were 7.65% and 14.48%.

NOTE 11. CAPITAL STOCK

The Company has authority to issue 160,000,000 shares of which 150,000,000 represent shares of ACNielsen Common Stock, 5,000,000 represent shares of Preferred Stock and 5,000,000 represent shares of Series Common Stock. The Board of Directors is authorized to issue one or more series of Preferred Stock and Common Stock, and to establish the number of shares in that series, voting rights (if any), consideration for such shares, and other rights or restrictions of the shares in that series. At December 31, 1996, no Preferred Stock or Series Common Stock had been issued.

In October 1996, the Company adopted a Shareholders' Rights Plan. Under the plan, each share of the Company's Common Stock has a right which trades with the stock until the right becomes exercisable. Each right entitles the shareholders to buy 1/1,000 of a share of Series A Junior Participating Preferred Stock of the Company at a purchase price of $108 per 1/1,000 of a share, subject to adjustment. The rights will not be exercisable until a person or group (Acquiring Person) acquires beneficial ownership of, or commences a tender offer for, 15% or more of the Company's outstanding Common Stock.

In the event of such a 15% acquisition or if subsequently the Company is acquired in a merger or other business combination, as described in the Shareholders' Rights Plan, each right will entitle its holder (other than the Acquiring Person) to receive upon exercise, stock with a value of two times the exercise price in the form of the Company's Common Stock or, where appropriate, the Acquiring Person's common stock. The Company may redeem the rights, which expire in October 2006, for $.01 per right, under certain circumstances.

NOTE 12. OTHER TRANSACTIONS WITH AFFILIATES

Prior to the Distribution Date, the Company participated in D&B's centralized cash management system to finance its operations. Cash deposits from most of the Company's businesses were transferred to D&B on a daily basis and D&B funded the Company's disbursement bank accounts as required. No interest has been charged on these transactions. Cash and cash equivalents in the Consolidated Balance Sheet at December 31, 1995 represent balances of certain foreign entities.

D&B historically has provided certain centralized services (see Note 1 to the Consolidated Financial Statements) to the Company. Prior to the Distribution Date, expenses related to these services were allocated to the Company based on utilization of specific services or, where not estimable, based on assets employed by the Company in proportion to D&B's total assets. Management believes these allocation methods are reasonable. These allocations were $82,600 in the ten months ended October 31, 1996, and $85,700 (including data service charges beginning in 1995) and $45,017 in 1995 and 1994, respectively, and are included in operating costs and selling and administrative expenses in the Consolidated Statements of Operations. Amounts due to D&B for these expenses were included in divisional equity.

The Company provided certain services to D&B and affiliates at negotiated prices. Operating revenue from such services totaled $895 in the ten months ended October 31, 1996 and $1,531 and $2,970 in 1995 and 1994, respectively.

Net transfers to/from D&B, included in Divisional Equity, included advances and loans from affiliates, net cash transfers to/from D&B, third party liabilities paid on behalf of the Company by D&B, amounts due to/from D&B for services and other charges, and income taxes paid on behalf of the Company by D&B. No interest has been charged on these transactions. The weighted average balance due to D&B was $324,578 for the ten months ended October 31, 1996 and $713,099 and $518,738 for 1995, and 1994, respectively.

The activity in the net transfers (to) from D&B account, included in Divisional Equity is summarized as follows:

                                     TEN MONTHS              YEARS ENDED
                                    ENDED OCT. 31,           DECEMBER 31,
                                         1996            1995            1994
-------------------------------------------------------------------------------
D&B services
  and other charges                   $  88,059       $  88,505       $  36,881
Loans and advances -- Net              (379,189)        132,734         206,835
U.S. income taxes                       (12,507)         32,237          (6,186)
Cash transfers -- Net                   349,847        (152,336)        (82,270)
                                      -----------------------------------------
Net transfers from D&B                $  46,210       $ 101,140       $ 155,260
-------------------------------------------------------------------------------

NOTE 13. LEASES AND OTHER COMMITMENTS

Certain of the Company's operations are conducted from leased facilities, which are under operating leases. Rental expense under real estate operating leases for the years 1996, 1995, and 1994 was $38,427, $40,109, and $31,781,
respectively. The totals include $98 for the ten months ended October 31, 1996 and $115 and $124 in 1995, and 1994, respectively, for facilities usage charged by D&B or an affiliate. The approximate minimum annual rental expense for real estate operating leases that have remaining noncancelable lease terms in excess of one year, net of sublease rentals, at December 31, 1996, was: 1997-$34,710; 1998-$32,052; 1999-$27,842; 2000-$21,840; 2001-$15,536; and an aggregate of
$15,506 thereafter.

The Company also leases or participates with D&B in leases of certain computer and other equipment under operating leases. These leases are frequently renegotiated or otherwise changed as advancements in computer technology produce opportunities to lower costs and improve performance. Rental expense under computer and other equipment leases was $26,570, $25,076, and $17,796 for 1996, 1995 and 1994, respectively. At December 31, 1996, the approximate minimum annual rental expense for computer and other equipment under operating leases that have remaining noncancelable lease terms in excess of one year was:
1997-$22,772; 1998-$10,966; 1999-$4,779; 2000-$2,232; 2001-$2,052; and an
aggregate of $8,020 thereafter.

The Company has agreements with a third party for certain data processing services, extending beyond one year. At December 31, 1996, the minimum annual services covered by this agreement total approximately: 1997-$6,500; 1998-$3,600; 1999-$800; 2000-$800; 2001-$800; and thereafter $1,400.

Prior to the Distribution, the Company entered into certain lease or sublease agreements with D&B, Cognizant, an affiliate or third parties for certain leased facilities, computer and other equipment, which principally are a continuation of existing lease commitments at market rates. The commitments are included in the amounts disclosed above.

NOTE 14. LITIGATION

On November 28, 1996, the Company delivered an Undertaking to Directorate General IV of the Commission of the European Union (the "Commission"). In accepting the Undertaking, the Commission agreed to terminate its investigation of the Company without any adverse decision or fine. Pursuant to the Undertaking, the Company agreed not to engage in certain sales practices and contracts with multinational customers. In the opinion of management, compliance with the Undertaking will not affect the Company's results of operations, cash flows or financial position.

On July 29, 1996, Information Resources, Inc. ("IRI") filed a complaint in the United States District Court for the Southern District of New York, naming as defendants D&B, A.C. Nielsen Company (which is a subsidiary of the Company) and I.M.S. International, Inc., a subsidiary of Cognizant Corporation ("IMS") (the "IRI Action").

The complaint alleges various violations of the United States antitrust laws, including alleged violations of Sections 1 and 2 of the Sherman Act. The complaint also alleges a claim of tortious interference with a contract and a claim of tortious interference with a prospective business relationship. These claims relate to the acquisition by defendants of Survey Research Group Limited ("SRG"). IRI alleges that SRG violated an alleged agreement with IRI when it agreed to be acquired by the defendants and that the defendants induced SRG to breach that agreement.

IRI's complaint alleges damages in excess of $350 million, which amount IRI has asked to be trebled under the antitrust laws. IRI also seeks punitive damages in an unspecified amount.

In connection with the IRI Action, D&B, Cognizant Corporation (the parent company of IMS) and the Company have entered into an Indemnity and Joint Defense Agreement (the "Indemnity and Joint Defense Agreement") pursuant to which they have agreed (i) to certain arrangements allocating potential liabilities ("IRI Liabilities") that may arise out of or in connection with the IRI Action and
(ii) to conduct a joint defense of such action. In particular, the Indemnity and Joint Defense Agreement provides that the Company will assume exclusive liability for IRI Liabilities up to a maximum amount to be calculated at the time such liabilities, if any, become payable (the "ACN Maximum Amount"), and that Cognizant and D&B will share liability equally for any amounts in excess of the ACN Maximum Amount. The ACN Maximum Amount will be determined by an investment banking firm as the maximum amount which the Company is able to pay after giving effect to (i) any plan submitted by such investment bank which is designed to maximize the claims paying ability of the Company without impairing the investment banking firm's ability to deliver a viability opinion (but which will not require any action requiring stockholder approval), and (ii) payment of related fees and expenses. For these purposes, financial viability means the ability of the Company, after giving effect to such plan, the payment of related fees and expenses and the payment of the ACN Maximum Amount, to pay its debts as they become due and to finance the current and anticipated operating and capital requirements of its business, as reconstituted by such plan, for two years from the date any such plan is expected to be implemented.

The Indemnity and Joint Defense Agreement also imposes certain restrictions on the payment of cash dividends and the ability of the Company to purchase its stock.

Management of ACNielsen is unable to predict at this time the final outcome of the IRI Action or whether its resolution could materially affect the Company's results of operations, cash flows or financial position.

The Company and its subsidiaries are also involved in other legal proceedings and litigation arising in the ordinary course of business. In the opinion of management, the outcome of such current legal proceedings, claims and litigation, if decided adversely, could have a material effect on quarterly or annual operating results or cash flows when resolved in a future period. However, in the opinion of management, these matters will not materially affect the Company's consolidated financial position.

NOTE 15. SUPPLEMENTAL FINANCIAL DATA

Accounts Receivable -- Net:

                                                     1996                1995
-------------------------------------------------------------------------------
Trade                                             $ 227,171           $ 229,492
Less: allowance for
  doubtful accounts                                 (10,847)            (17,289)
Unbilled receivables                                 25,651              30,579
Other                                                28,628              30,194
                                                  -----------------------------
                                                  $ 270,603           $ 272,976
===============================================================================

Other Current Assets:

                                                       1996                1995
--------------------------------------------------------------------------------
Deferred taxes                                       $ 6,402             $20,435
Prepaid expenses                                      24,420              23,373
                                                     ---------------------------
                                                     $30,822             $43,808
================================================================================

Property, Plant and Equipment -- Net, carried at cost, less accumulated depreciation and amortization:

                                                       1996              1995
-------------------------------------------------------------------------------
Land                                                $   4,593         $   4,752
Buildings                                              50,073            53,927
Machinery and Equipment                               374,523           371,659
Leasehold Improvements                                 35,321            39,881
                                                    ---------------------------
Less: accumulated depreciation                       (278,457)         (280,734)
                                                    ---------------------------
                                                    $ 186,053         $ 189,485
===============================================================================

Intangibles and Other Assets, Computer Software and Goodwill:

                                    INTANGIBLES
                                       AND            COMPUTER
                                   OTHER ASSETS       SOFTWARE         GOODWILL
-------------------------------------------------------------------------------
January 1, 1995                     $ 120,047        $  55,320        $ 193,464
Additions at cost                      14,057           20,535            3,444
Amortization                          (11,840)         (36,643)          (9,609)
Other deductions and
  reclassifications                   (60,068)         (11,785)          21,155
                                    -------------------------------------------
December 31, 1995                      62,196           27,427          208,454
Additions at cost                       2,495           24,450            1,907
Amortization                          (10,996)         (14,666)          (9,999)
Other deductions and
  reclassifications                    (8,289)             647            3,660
Deferred income taxes                   3,204               --               --
                                    -------------------------------------------
December 31, 1996                   $  48,610        $  37,858        $ 204,022
===============================================================================

Accumulated amortization of intangibles and other assets, computer software and goodwill was $140,542 and $176,413 at December 31, 1996 and 1995, respectively.

Accounts Payable:

                                                          1996             1995
--------------------------------------------------------------------------------
Trade                                                   $47,242          $43,692
Customer advances                                         1,805            1,145
Taxes other than income taxes                            34,149           33,688
Other                                                     1,484           10,538
                                                        ------------------------
                                                        $84,680          $89,063
================================================================================

Accrued and Other Current Liabilities:

                                                        1996              1995
--------------------------------------------------------------------------------
Salaries, wages, bonuses and
  other compensation                                  $ 47,183          $ 39,633
Restructuring costs                                         --             4,325
Postemployment benefits                                 26,346            39,232
Other                                                  187,077           156,786
                                                      --------------------------
                                                      $260,606          $239,976
================================================================================

NOTE 16. OPERATIONS BY GEOGRAPHIC AREA

The Company, operating globally, delivers market research, information and analysis to the consumer products and service industries.

Financial information by geographic area is summarized as follows. Inter-area sales were not significant.

                                                   OPERATING        IDENTIFIABLE
                               OPERATING REVENUE INCOME (LOSS)         ASSETS
--------------------------------------------------------------------------------
1996
UNITED STATES                     $  286,522      $   (4,912)         $  269,397
CANADA/LATIN AMERICA                 185,516          22,210             136,656
                                  ----------------------------------------------
    TOTAL AMERICAS                   472,038          17,298             406,053
                                  ----------------------------------------------
EUROPE                               597,669          21,828             399,890
ASIA PACIFIC                         254,082           4,762             221,581
ACN JAPAN                             34,855         (15,733)              8,544
                                  ----------------------------------------------
    TOTAL                         $1,358,644      $   28,155          $1,036,068
================================================================================
1995
United States                     $  274,552      $ (172,971)         $  192,429
Canada/Latin America                 169,009          18,967             112,373
                                  ----------------------------------------------
    Total Americas                   443,561        (154,004)            304,802
                                  ----------------------------------------------
Europe                               583,269          (5,599)            430,586
Asia Pacific                         216,875          11,695             198,310
ACN Japan                             37,640         (36,100)              9,089
                                  ----------------------------------------------
    Total                         $1,281,345      $ (184,008)(1)      $  942,787
================================================================================
1994
United States                     $  256,111      $  (90,665)         $  249,071
Canada/Latin America                 149,124          27,322              94,329
                                  ----------------------------------------------
    Total Americas                   405,235         (63,343)            343,400
                                  ----------------------------------------------
Europe                               548,647          69,893             413,536
Asia Pacific                         105,565          11,172             178,447
ACN Japan                             32,660         (18,891)             23,031
                                  ----------------------------------------------
    Total                         $1,092,107      $   (1,169)(2)      $  958,414
================================================================================

(1) 1995 Operating Loss includes a non-recurring charge of $152,170 ($107,000 in the U.S., $1,870 in Canada/Latin America, $28,400 in Europe, $900 in Asia Pacific and $14,000 in Japan) in the fourth quarter and includes a 1995 third quarter incremental provision for postemployment benefits of $31,900 ($16,500 in the U.S., $2,000 in Canada/Latin America, and $13,400 Europe). (See Notes 3 and 7 to the Consolidated Financial Statements).

(2) 1994 Operating Income includes restructuring expense of $8,922 ($3,396 in the U.S. and $5,526 in Europe). (See Note 4 to the Consolidated Financial Statements).

NOTE 17. QUARTERLY FINANCIAL DATA (UNAUDITED)

                                                                           THREE MONTHS ENDED
                                                                --------------------------------------
                                                                MARCH 31     JUNE 30      SEPTEMBER 30    DECEMBER 31       YEAR
-----------------------------------------------------------------------------------------------------------------------------------
1996
OPERATING REVENUE                                               $307,292     $336,948        $346,743      $ 367,661     $1,358,644
OPERATING (LOSS) INCOME                                         $(18,750)    $ 11,029        $ 15,196      $  20,680     $   28,155
NET INCOME (LOSS)                                               $(19,190)    $  1,706        $ 21,882      $  11,446     $   15,844
ACTUAL AND PRO FORMA EARNINGS (LOSS) PER SHARE                  $  (0.34)    $   0.03        $   0.39      $    0.20     $     0.28
ACTUAL AND PRO FORMA AVERAGE NUMBER OF SHARES OUTSTANDING         56,556       56,686          56,713         56,766         56,712
-----------------------------------------------------------------------------------------------------------------------------------
1995
Operating Revenue                                               $285,341     $325,828        $321,235      $ 348,941     $1,281,345
Operating (Loss) Income(1)                                      $(19,903)    $  8,874        $(24,425)     $(148,554)    $ (184,008)
Net Loss(1)                                                     $(26,654)    $(10,139)       $(33,143)     $(160,948)    $ (230,884)
Pro Forma Loss Per Share(1)                                     $  (0.47)    $  (0.18)       $  (0.59)     $   (2.85)    $    (4.09)
Pro Forma Average Number of Shares Outstanding                    56,574       56,546          56,526         56,507         56,507
-----------------------------------------------------------------------------------------------------------------------------------

(1) Includes a non-recurring charge of $152,170 pre-tax ($141,260 after-tax) or $2.50 per share in the fourth quarter and a provision for postemployment benefits of $31,900 pre-tax ($24,200 after-tax) or $0.43 per share in the third quarter. (See Notes 3 and 7 to the Consolidated Financial Statements).

ACNIELSEN CORPORATION
SUMMARY FINANCIAL DATA

                                                                                YEARS ENDED DECEMBER 31,
                                                   ---------------------------------------------------------------------------
(AMOUNTS IN MILLIONS, EXCEPT PER SHARE DATA)         1996        1995(1)           1994(2)           1993(2)            1992
------------------------------------------------------------------------------------------------------------------------------
                                                                                                                   (Unaudited)
INCOME STATEMENT DATA:
Operating Revenue                                  $ 1,359       $ 1,281           $ 1,092           $ 1,045           $ 1,117
Income (Loss) before cumulative effect
  of changes in accounting principles              $    16       $  (231)          $   (65)          $   (55)          $    47
Actual and Pro Forma Net Income (Loss)
  Per Share of Common Stock(3)                     $   .28       $ (4.09)          $ (1.15)          $  (.94)          $   .79

BALANCE SHEET DATA:
Total Assets                                       $ 1,036       $   943           $   958           $   828           $   904
Long-term Debt                                     $     3       $     6           $     9           $     4           $    10
------------------------------------------------------------------------------------------------------------------------------

(1) Income (Loss) before cumulative effect of changes in accounting principles in 1995 includes a non-recurring pre-tax charge in the fourth quarter of $152 million ($141 million after-tax or $2.50 per share) for costs principally associated with asset impairments, software write-offs and contractual obligations that have no future economic benefit, and an incremental postemployment benefit expense of $32 million pre-tax ($24 million after-tax or $.43 per share).

(2) Income (Loss) before cumulative effect of changes in accounting principles includes restructuring expense of $9 million and $60 million pre-tax, in 1994 and 1993, respectively.

(3) The computation of pro forma Income (Loss) per share for the periods prior to November 1, 1996 (the Distribution) is based on the average number of shares of D&B Common Stock outstanding during the respective periods, adjusted for the one for three Distribution ratio.