Form 10-K, Exhibit 13
period 1997-12-31
ACNIELSEN CORP
filed 1998-03-26
CIK 1019878

EXHIBIT 13

ACNIELSEN CORPORATION
Management's Discussion and Analysis of Financial Condition and Results of Operations
(Dollar amounts in thousands)


Year-ended December 31, 1997 Compared with Year-ended December 31, 1996

ACNielsen Corporation (ACNielsen or the Company) reported net income of $35,897 in 1997, more than double net income of $15,844 reported in 1996. Diluted earnings per share in 1997 was $.62, up 121% from $.28 in 1996.

Revenue increased 2.4% in 1997 to $1,391,587 from $1,358,644 in 1996, reflecting the negative impact of a strong U.S. dollar. Driven by growth in all regions, revenue advanced 8.5% in local currency. Total Americas revenue increased 8.9% to $514,015 from $472,038. Excluding the impact of currency translation, revenue in the region grew 10.5%. In the United States, revenue grew 8.2% to $310,037, on strong results in retail measurement services and consumer panel services. Revenue for the Europe, Middle East & Africa ("EMEA") region was down slightly to $579,050 as a result of the strong U.S. dollar. In local currency, the region achieved a 6.6% gain in revenue reflecting growth in substantially all countries in the region. Asia Pacific's revenue increased 4.2%, despite the devaluation of several Southeast Asia currencies against the U.S. dollar, and grew 9.4% in local currency.

Results for 1997 included a special pre-tax charge of $36,000 ($28,200 after-tax) and a pre-tax gain on sale of investments of $39,039 ($28,200 after-tax). The charge primarily reflected the costs to reduce workforce levels, primarily in Japan, as well as consolidate facilities and rationalize certain product lines in Japan and other Asia Pacific markets. It also included costs to revalue certain assets in EMEA, Latin America and Asia Pacific. The plans were designed to achieve long-term productivity improvements, rationalize the Company's product lines and reduce costs in these regions. (See Notes 3 and 4 to the Consolidated Financial Statements.)

ACNielsen reported operating income in 1997 of $24,756 compared with operating income of $28,155 in 1996. Excluding the special charge, operating income increased 115.8% to $60,756 from $28,155, reflecting the substantial increase in U.S. operating income and improved results in Japan.

The Company reported operating costs of $749,385 in 1997, a slight increase from $746,657 in 1996. Expense growth was held down by productivity improvements and the impact of the strong U.S. dollar, offset by the inclusion in 1997 of expenses of acquired companies.

Selling and administrative expenses of $488,588 were essentially flat, with $490,658 reported in 1996, reflecting the favorable impact of currency translation. Excluding the impact of foreign currency translation, selling and administrative expenses increased about 6%.

ACNielsen reported other income--net of $43,788 compared with other income--net of $2,339 in 1996. Other income--net included a $39,039 pre-tax gain from the sale of investments. (See Note 4 to the Consolidated Financial Statements.) Excluding this gain, other income--net increased $2,410, reflecting lower interest rates on a lower level of borrowings.

The following discusses results on a geographic basis and excludes the 1997 special charge, as follows: $2,200 in Canada/Latin America, $4,000 in EMEA, $7,500 in Asia Pacific, and $22,300 in ACNielsen Japan.

Total Americas revenue increased 8.9% in 1997 to $514,015 from $472,038 in 1996 and operating income increased 149.9% to $43,233 from $17,298. In the U.S., increased sales of account-level information and consumer panel services drove an 8.2% increase in revenue. The higher revenue, coupled with improved operating efficiency, produced $19,510 of operating income, compared with an operating loss of $4,912 in 1996. In Canada/Latin America, revenue increased 10.0% to $203,978 from $185,516, reflecting increased sales of retail measurement and consumer panel services in Canada and strong retail measurement growth in Brazil, Mexico and Colombia. Operating income increased 6.8% to $23,723 from $22,210, despite a negative $1,735 impact from foreign currency translation.


                                      [F-1]

EMEA's revenue was down slightly to $579,050 in 1997 from $597,669 in 1996, after absorbing a negative $58,124 currency translation impact. Excluding the impact of the strong U.S. dollar, EMEA revenue increased 6.6%, reflecting nearly 40% growth in Eastern Europe and the addition of new revenue from Turkey, Israel and South Africa. Operating income was $21,192 in 1997 compared with $21,828 in 1996, reflecting the adverse impact of foreign currency translation. Excluding the impact of currency translation, operating income in the region grew 33.9%, driven by strong income growth in Eastern Europe and improved results in the United Kingdom and France.

Asia Pacific's revenue increased 4.2% to $264,652 in 1997, from $254,082 in 1996, but grew 9.4% in local currency, reflecting continued strong demand for ACNielsen's market research services, particularly in Taiwan and Korea, and from growth in the region's multi-country business. Operating income improved 45.5% to $6,929 in 1997 from $4,762 in 1996, reflecting the region's continued focus on client service, operating efficiency and profitability.

ACNielsen Japan's operating revenue decreased 2.8% to $33,870 in 1997 from $34,855 in 1996, but increased 7.6%, excluding the effect of currency translation. ACNielsen Japan's operating loss was reduced 32.6% to $10,598 in 1997 from a loss of $15,733 in 1996, due to higher volume, improved operating efficiency and the favorable impact of currency translation on costs.

Year-ended December 31, 1996 Compared with Year-ended December 31, 1995

ACNielsen reported net income of $15,844 in 1996, compared with a net loss of $230,884 in 1995. The loss in 1995 included a special pre-tax charge of $152,170 ($141,260 after-tax) in the fourth quarter of 1995 for costs principally associated with asset impairments, software write-offs and contractual obligations that have no future economic benefit. (See Note 3 to the Consolidated Financial Statements.) Results for 1995 also included a pre-tax charge in the third quarter of $31,900 ($24,200 after-tax) for postemployment benefits. Excluding the special charge and incremental provision for postemployment benefits, ACNielsen's net income increased to $15,844 from a net loss of $65,424 in 1995, reflecting solid improvement in the U.S. business as a result of revenue growth, productivity improvements and other business reengineering activities initiated in 1995.

Revenue increased 6.0% in 1996 to $1,358,644 from $1,281,345 in 1995, reflecting continued strong revenue growth in the Asia Pacific and Canada/Latin America regions. Growth in the U.S. of 4.4% was driven by new products and new customers, primarily in retail measurement and consumer panel services. EMEA reported modest revenue growth reflecting the impact of the stronger dollar. Excluding the unfavorable impact of foreign currency translation, EMEA's revenue increased 4.1%, as increased scanning capabilities drove favorable results in modeling and analytical services and causal tracking services. Excluding the effects of foreign currency translation, the Company's 1996 consolidated revenue increased 7.7%.

ACNielsen reported operating income in 1996 of $28,155 compared with an operating loss of $184,008 in 1995. The operating loss in 1995 reflected the impact of the special charge and postemployment benefit provision. Excluding these items in 1995, operating income increased $28,093 primarily reflecting lower costs and higher revenue in the U.S. In EMEA, however, higher production and other costs related to scanning transition issues resulted in a $14,373 decline in operating income in 1996 versus 1995, excluding the charges described above. Operating income in Asia Pacific declined as well, excluding the special items, reflecting costs associated with the expansion of the Company's business infrastructure in China and other emerging markets.

Operating costs, excluding the special items described above, increased to $746,657 in 1996 from $675,062 in 1995, reflecting higher costs associated with geographic expansion in Asia Pacific and higher production and other costs related to the scanning transition in EMEA, partially offset by lower expenses in the U.S.

Selling and administrative expenses increased 0.7% to $490,658 in 1996 from $486,992 in 1995. This increase resulted from higher expenses in Asia Pacific to support expansion, offset in part by expense reductions in the U.S.


                                      [F-2]

ACNielsen reported other income--net of $2,339 in 1996 compared with other expense--net of $7,040 in 1995, primarily reflecting reduced interest expense, as a result of a lower level of short-term borrowings in Latin America and lower foreign currency translation losses in highly inflationary countries.

The following discusses results on a geographic basis and excludes the following 1995 special charges: $107,000 in the U.S., $1,870 in Canada/Latin America, $28,400 in EMEA, $900 in Asia Pacific and $14,000 in ACNielsen Japan; and incremental provision for postemployment benefits: $16,500 in the U.S., $2,000 in Canada/Latin America, and $13,400 in EMEA.

Total Americas revenue increased 6.4% in 1996 to $472,038 from $443,561 in 1995, and its operating income increased to $17,298 from an operating loss of $26,634, almost entirely as a result of improvements in the U.S. business, including substantial cost reductions. Revenue in the U.S. increased 4.4% to $286,522 in 1996 from $274,552 in 1995, reflecting increases in retail measurement and consumer panel services, partially offset by lower sales in merchandising services (services to retailers) as a result of increased competitive pressures. The operating loss for the U.S. decreased to $4,912 in 1996 from an operating loss of $49,471 in 1995, reflecting substantial productivity improvements from workforce reductions and other reengineering actions, and lower depreciation and amortization expense. In Canada/Latin America, revenue increased 9.8% to $185,516 from $169,009; however, operating income of $22,210 in 1996 was essentially flat compared with $22,837 in 1995, reflecting costs to install television audience measurement services in Latin America.

EMEA's revenue increased 2.5% to $597,669 in 1996 from $583,269 in 1995. The revenue increase reflected expanded sales of modeling and analytical services, consumer panel services and causal information in the retail tracking business, partially offset by the unfavorable effect of currency translation. Excluding the effect of the stronger dollar, revenue growth for the region was 4.1%. Operating income declined to $21,828 from $36,201 in 1995, reflecting expenses incurred to improve customer service, data quality and delivery.

Asia Pacific's revenue increased 17.2% to $254,082 in 1996, from $216,875 in 1995, reflecting broad-based revenue gains in customized research, media measurement and retail measurement services. Operating income, however, declined to $4,762 from $12,595 in 1995, primarily due to higher costs associated with geographic expansion in China and other new markets, integration costs associated with acquisitions, particularly in Australia, and significant competitive pressures and reduced margins in customized research in both Australia and North Asia.

ACNielsen Japan's operating revenue decreased 7.4% to $34,855 in 1996 from $37,640 in 1995, reflecting the unfavorable effect of currency translation. Excluding the effect of currency translation, revenue increased 7.4% as new revenue was added from retail scanning and beverage services. ACNielsen Japan reported a lower operating loss of $15,733 in 1996, compared with a loss of $22,100 in 1995, reflecting improved revenue, lower employee-related costs and the impact of currency translation.

Income Taxes--The Company's income tax provision increased to $32,647 in 1997 from $14,650 in 1996. Excluding the impact on the tax provision of the special charge and gains on sales of investments, the effective tax rate for 1997 was 45.2%, compared with 48.0% in 1996. The decrease in the effective tax rate reflected the impact of tax planning strategies. In 1995, the Company did not recognize benefits on U.S. losses since the Company did not believe it was more likely than not that such benefits could be recognized on a separate-company basis. In 1996, U.S. losses through the Distribution Date were realized by D&B, and accordingly, the related tax benefit was reflected by the Company through divisional equity. (See Note 9 to the Consolidated Financial Statements.)


                                      [F-3]

Non-U.S. Operating and Monetary Assets--ACNielsen operates globally. Nearly 80% of ACNielsen's revenue was generated from non-U.S. operations during 1997 and 1996. During 1997, EMEA and Asia Pacific operations (including Japan) contributed 42% and 21% of reported Company revenue, respectively. Primarily as a result of these non-U.S. operations, changes in the value of local currencies relative to the U.S. dollar may increase the volatility of the U.S. dollar operating results. In addition, while the volatility in foreign currency markets and interest rates in Southeast Asia has not significantly impacted the Company's results during 1997, the difficult economic environment being experienced by certain countries in that region could adversely affect the Company's revenue in certain countries in the Asia Pacific region in the future. In 1997, revenue generated in Southeast Asia accounted for approximately 6% of the Company's consolidated revenue. In 1997 and 1996, foreign currency translation decreased consolidated U.S. dollar revenue growth by approximately 6.1% and 1.7%, respectively. Operating income growth in 1997 was reduced by approximately $11 million. The effect of such foreign currency fluctuations on 1996 operating income was not significant.

ACNielsen has entered into foreign exchange forward contracts to hedge against significant known transactional exposures. (See Note 11 to the Consolidated Financial Statements.)

Non-U.S. monetary assets are maintained in currencies other than the U.S. dollar, principally in Canada, France, Spain, Australia and the United Kingdom. Changes in the value of these currencies relative to the U.S. dollar are charged or credited to shareholders' equity. In 1997, the economies of Brazil and certain Eastern European countries were considered highly inflationary, and the U.S. dollar was designated as the functional currency; therefore, translation and transaction adjustments related to these countries were charged or credited to other income (expense)--net. (See Note 2 to the Consolidated Financial Statements.) In the first quarter of 1998, Brazil's operations will no longer be considered highly inflationary. At December 31, 1997, monetary assets maintained in countries in Southeast Asia were insignificant. The effect of exchange rate changes decreased the U.S. dollar amount of cash and cash equivalents by $13,186 in 1997 and $6,387 in 1996.

Liquidity and Capital Resources--At December 31, 1997, cash and cash equivalents totaled $205,726, an increase of $20,721 from December 31, 1996, and short-term debt totaled $25,957, a decrease of $10,804 from December 31, 1996. The increase in cash at December 31, 1997 reflected the receipt of $45,899 from the sale of investments, offset by $30,184 paid for acquisition of businesses and $15,900 paid to settle certain pre-Distribution obligations, including non-U.S. income and withholding taxes. In addition, cash payments in 1997 related to postemployment benefit payments and other actions implemented in connection with the 1995 special charge totaled $33,400. In 1998, the Company expects cash outlays related to the 1997 special charge of $28,200. In addition, in December 1997, the Board of Directors authorized the Company to repurchase up to one million shares of Company common stock from time to time on the open market.

Net cash provided by operating activities aggregated $93,870, $119,220 and $21,465 in 1997, 1996 and 1995, respectively. The decrease in cash provided by operating activities in 1997 reflected increased accounts receivable resulting from increased local currency revenue and the payment of certain pre-Distribution obligations for taxes and other items related to the reorganization of D&B. The increase of $97,755 in net cash provided by operating activities in 1996, compared with 1995, reflected improved collections of accounts receivable, partially offset by higher non-U.S. taxes paid--net of refunds ($34,242) and the payments related to the 1995 special charge ($30,711). The increase in non-U.S. tax payments in 1996 is attributed to ACNielsen paying certain non-U.S. taxes on behalf of D&B prior to the Distribution. Additionally, cash provided by other working capital items in 1996 included the transfer from D&B of pre-Distribution accruals for taxes and other items related to the reorganization of D&B.

Net cash used in investing activities totaled $56,071 for 1997 compared with $69,145 and $108,359 in 1996 and 1995, respectively. The decrease in cash usage in 1997 of $13,074 reflected proceeds from sale of investments in excess of amounts paid for business acquisitions of $15,715, and lower capital expenditures and computer software expenditures. The decrease in cash usage in 1996 of $39,214 reflected lower capital expenditures, lower deferrals of project costs (included in other investing) and lower payments for acquisition of businesses, offset in part by an increase in purchased computer software.


                                      [F-4]

Capital expenditures totaled $48,427, $65,503 and $86,862 in 1997, 1996 and 1995, respectively. The lower level of capital expenditures in 1997 reflected the Company's active asset management program. The high level of capital expenditures during 1995 was attributable primarily to higher expenditures in Asia related to SRG's operations (acquired during 1994) and the acquisition of a building in Brazil.

Net cash (used in) provided by financing activities totaled ($3,892), $51,749 and $87,777 in 1997, 1996 and 1995, respectively. The transfers from D&B in 1996 included cash received in connection with the Distribution. A high level of funding from D&B was required in 1995 to fund capital spending.

As a subsidiary of D&B, funding for ACNielsen's U.S. and most non-U.S. operations was provided by internally generated funds and financing obtained through D&B. ACNielsen now provides for its normal capital and operating expenditure needs through internally generated funds and existing cash reserves. In addition, the Company maintains relationships with a worldwide network of banks and has secured a line of credit sufficient to meet ACNielsen's short-term cash requirements. (See Note 10 to the Consolidated Financial Statements.) Management believes that the combination of cash flows from operations and bank credit lines, as well as existing cash and cash equivalents, are sufficient to support the Company's long-term cash requirements.

Year 2000

The Company relies on software and related technologies in the operation of its business. Based on a comprehensive assessment, the Company determined that it will be required to modify or replace significant portions of its software so that its computer systems will be Year 2000 compliant. The Company is utilizing internal and external resources to execute its Year 2000 compliance program. Third-party contract programmers have been retained, and are presently renovating and testing software. Renovation of code is scheduled to be substantially complete by year end 1998, with testing and implementation of new programs to be completed by mid-1999. The Company currently believes that it will be able to modify or replace its affected systems in a timely manner and with no significant disruptions to its operations.

Preliminary estimates of the total Year 2000 compliance costs to be incurred with respect to the affected systems approximate $15,000 to $20,000 over the costs of normal software upgrades and replacements. Maintenance and modification costs will be expensed as incurred, while the costs of new software will be capitalized and amortized over the software's useful life. Such costs are expected to be incurred primarily in 1998. The incremental costs incurred in 1997 related to Year 2000 were not significant.

The Company also is communicating with its data suppliers and customers regarding the Year 2000 issue. Failure by data suppliers to successfully address the issue could result in delays in data becoming available to the Company for use in its products and services. Failure by customers could disrupt their ability to maximize their use of such products and services. The Company is currently unable to determine the effect, if any, that such failures might have on the Company's operations or future business results.

Dividends--The payment and level of cash dividends by ACNielsen is subject to the discretion of the Board of Directors of ACNielsen and to the restrictions imposed by the Indemnity and Joint Defense Agreement. (See Note 15 to the Consolidated Financial Statements.) In addition, the bank credit agreement prohibits the Company from paying cash dividends. ACNielsen has not paid cash dividends since the Distribution and currently does not anticipate paying cash dividends in the near future. Future dividend decisions will be based on, and affected by, a number of factors, including the operating results and financial requirements of ACNielsen, as well as restrictions under agreements. There can be no assurance that any dividends will be declared or paid.

Common Stock Information--The Company's common stock (symbol ART) is listed on the New York Stock Exchange. During the year ended December 31, 1997, and the two months ended December 31, 1996, 45,113,800 and 23,986,600 shares were traded, respectively. The number of shareholders of record at January 31, 1998 and 1997 were 9,676 and 11,372, respectively. The high and low prices per share during the period the Company's stock traded "regular way" during 1996 were $185/8 and $141/2. The following summarizes the high and low prices per share as reported in the periods shown:

                                                         -----------------------
                                                           High          Low
================================================================================
First Quarter                                            $17 1/8       $14 5/8
Second Quarter                                           $19 5/8       $14 1/8
Third Quarter                                            $24 3/16      $19
Fourth Quarter                                           $24 5/8       $21 15/16
================================================================================


                                      [F-5]

Report of Independent Public Accountants

To the Board of Directors and Shareholders of ACNielsen Corporation:

We have audited the accompanying Consolidated Balance Sheets of ACNielsen Corporation and its subsidiaries (a Delaware corporation) (the "Company") as of December 31, 1997 and 1996, and the related Consolidated Statements of Operations, Cash Flows and Shareholders' Equity for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. The financial statements of the Company for the year ended December 31, 1995, were audited by other auditors whose report dated September 16, 1996 expressed an unqualified opinion on those statements.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 1997 and 1996, and the results of its operations and its cash flows for the years then ended in conformity with generally accepted accounting principles.

                                              Arthur Andersen LLP

Stamford, Connecticut
February 18, 1998


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

ACNielsen's internal controls are designed to provide reasonable assurance as to the integrity and reliability of the financial statements and to adequately safeguard, verify and maintain accountability of assets. Such controls are based on established written policies and procedures, are implemented by trained, skilled personnel with an appropriate segregation of duties and are monitored through a comprehensive internal audit program. These policies and procedures prescribe that the Company and all its employees are to maintain the highest ethical standards and that its business practices throughout the world are to be conducted in a manner which is above reproach.

Arthur Andersen LLP, independent auditors, are retained to audit ACNielsen's financial statements. Their accompanying report is based on audits conducted in accordance with generally accepted auditing standards, which include the consideration of the Company's internal controls to establish a basis for reliance thereon in determining the nature, timing and extent of audit tests to be applied.

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



/s/ Nicholas L. Trivisonno

Nicholas L. Trivisonno
Chairman and Chief Executive Officer



/s/ Robert J. Chrenc

Robert J. Chrenc
Executive Vice President and Chief Financial Officer


                                      [F-6]

ACNIELSEN CORPORATION
Consolidated Statements of Operations

                                                            Years Ended December 31,
                                                   -----------------------------------------
(Amounts in thousands, except per share data)          1997           1996           1995
============================================================================================
Operating Revenue                                  $ 1,391,587    $ 1,358,644    $ 1,281,345
--------------------------------------------------------------------------------------------
Costs and Expenses:
  Operating Costs                                      749,385        746,657        706,962
  Selling and Administrative Expenses                  488,588        490,658        486,992
  Depreciation and Amortization                         92,858         93,174        119,229
  Special Charges                                       36,000             --        152,170
--------------------------------------------------------------------------------------------
Total Costs and Expenses                             1,366,831      1,330,489      1,465,353
--------------------------------------------------------------------------------------------
Operating Income (Loss)                                 24,756         28,155       (184,008)
--------------------------------------------------------------------------------------------
Interest Income                                          8,431          8,357         10,025
Interest Expense                                        (3,180)        (5,209)       (14,735)
Gain on Sale of Investments                             39,039             --             --
Other Expense--Net                                        (502)          (809)        (2,330)
--------------------------------------------------------------------------------------------
Other Income (Expense)--Net                             43,788          2,339         (7,040)
--------------------------------------------------------------------------------------------
Income (Loss) Before Provision for Income Taxes         68,544         30,494       (191,048)
Provision for Income Taxes                              32,647         14,650         39,836
--------------------------------------------------------------------------------------------
Net Income (Loss)                                  $    35,897    $    15,844    $  (230,884)
============================================================================================
Actual and Pro Forma Earnings (Loss)
  Per Share of Common Stock:
     Basic                                         $       .63    $       .28    $     (4.09)
     Diluted                                       $       .62    $       .28    $     (4.09)
============================================================================================
Actual and Pro Forma
  Weighted-Average Number of Shares Outstanding:
     Basic                                              57,139         56,712         56,507
     Diluted                                            58,369         56,982         56,507
============================================================================================

The accompanying notes are an integral part of the consolidated financial statements.


                                      [F-7]

ACNIELSEN CORPORATION
Consolidated Balance Sheets

                                                                                    December 31,
                                                                             --------------------------
(Dollar amounts in thousands)                                                    1997          1996
=======================================================================================================
Assets
Current Assets
Cash and Cash Equivalents                                                    $   205,726    $   185,005
Accounts Receivable--Net                                                         260,821        270,603
Other Current Assets                                                              38,423         30,822
-------------------------------------------------------------------------------------------------------
  Total Current Assets                                                           504,970        486,430
-------------------------------------------------------------------------------------------------------
Marketable Securities and Other Investments                                       10,281         26,352
-------------------------------------------------------------------------------------------------------
Property, Plant and Equipment--Net                                               165,660        186,053
-------------------------------------------------------------------------------------------------------
Other Assets--Net
Prepaid Pension                                                                   57,425         46,743
Computer Software                                                                 25,288         37,858
Intangibles and Other Assets                                                      55,001         48,610
Goodwill                                                                         220,483        204,022
-------------------------------------------------------------------------------------------------------
  Total Other Assets--Net                                                        358,197        337,233
-------------------------------------------------------------------------------------------------------
Total Assets                                                                 $ 1,039,108    $ 1,036,068
=======================================================================================================
Liabilities and Shareholders' Equity
Current Liabilities
Accounts Payable                                                             $    86,908    $    84,680
Short-Term Debt                                                                   25,957         36,761
Accrued and Other Current Liabilities                                            313,864        260,606
Accrued Income Taxes                                                              42,385         64,268
-------------------------------------------------------------------------------------------------------
  Total Current Liabilities                                                      469,114        446,315
-------------------------------------------------------------------------------------------------------
Postretirement and Postemployment Benefits                                        49,400         78,924
Deferred Income Taxes                                                             27,609         32,523
Other Liabilities                                                                 32,881         24,360
-------------------------------------------------------------------------------------------------------
  Total Liabilities                                                              579,004        582,122
-------------------------------------------------------------------------------------------------------
Commitments and Contingencies
-------------------------------------------------------------------------------------------------------
Shareholders' Equity

Preferred Stock--par value $.01 per share, authorized--5,000,000 shares;
  outstanding--none                                                                   --             --

Common Stock--par value $.01 per share, authorized--150,000,000 shares;
  issued--57,730,273 and 57,124,419 shares for 1997 and 1996, respectively           577            571

Series Common Stock--par value $.01 per share, authorized--
  5,000,000 shares; issued--none                                                      --             --
Additional Paid-in Capital                                                       471,493        461,193
Retained Earnings                                                                 43,620          7,723
Treasury Stock, at cost, 266,666 shares in 1997 and 1996                          (3,966)        (3,966)
Cumulative Translation Adjustment                                                (51,620)       (17,658)
Unrealized Gains on Investments--Net                                                  --          6,083
-------------------------------------------------------------------------------------------------------
  Total Shareholders' Equity                                                     460,104        453,946
-------------------------------------------------------------------------------------------------------
Total Liabilities and Shareholders' Equity                                   $ 1,039,108    $ 1,036,068
=======================================================================================================

The accompanying notes are an integral part of the consolidated financial statements.


                                      [F-8]

ACNIELSEN CORPORATION
Consolidated Statements of Cash Flows

                                                                        Years Ended December 31,
                                                                  -----------------------------------
(Dollar amounts in thousands)                                        1997         1996        1995
=====================================================================================================
Cash Flows from Operating Activities:
Net Income (Loss)                                                 $  35,897    $  15,844    $(230,884)
Reconciliation of Net Income (Loss) to Net Cash
  Provided by Operating Activities:
     Depreciation and Amortization                                   92,858       93,174      119,229
     Deferred Income Taxes                                            7,062       11,598      (15,603)
     Restructuring Payments                                              --          (45)     (10,065)
     Special Charges                                                 36,000           --      152,170
     Payments Related to 1995 Special Charge                        (33,400)     (30,711)          --
     Postemployment Benefit Expense                                     227        3,077       36,168
     Postemployment Benefit Payments                                (15,495)     (21,275)     (50,290)
     Net Increase in Accounts Receivable                            (10,609)        (802)     (32,461)
     Gain on Sale of Investments                                    (39,039)          --           --
     Net Decrease in Other Working Capital Items                     28,249       58,682       54,489
     Other                                                           (7,880)     (10,322)      (1,288)
-----------------------------------------------------------------------------------------------------
Net Cash Provided by Operating Activities                            93,870      119,220       21,465
-----------------------------------------------------------------------------------------------------
Cash Flows from Investing Activities:
Proceeds from Sale of Investments                                    45,899           --           --
Payments for Acquisition of Businesses (excluding cash and cash
  equivalents acquired of $2,270 in 1997)                           (30,184)        (946)     (11,466)
Capital Expenditures                                                (48,427)     (65,503)     (86,862)
Additions to Computer Software                                      (14,774)     (24,450)     (20,535)
Decrease in Other Investments                                           289        2,530        2,199
Other                                                                (8,874)      19,224        8,305
-----------------------------------------------------------------------------------------------------
Net Cash Used in Investing Activities                               (56,071)     (69,145)    (108,359)
-----------------------------------------------------------------------------------------------------
Cash Flows from Financing Activities:
Net Transfers from The Dun & Bradstreet Corporation                      --       46,210      101,140
(Decrease) Increase in Short-Term Borrowings                         (9,718)       9,758      (11,731)
Treasury Stock Purchases                                                 --       (3,966)          --
Proceeds from the Sale of Common Stock under Option Plans             5,700        1,335           --
Other                                                                   126       (1,588)      (1,632)
-----------------------------------------------------------------------------------------------------
Net Cash (Used in) Provided by Financing Activities                  (3,892)      51,749       87,777
-----------------------------------------------------------------------------------------------------
Effect of Exchange Rate Changes on Cash and Cash Equivalents        (13,186)      (6,387)       3,649
-----------------------------------------------------------------------------------------------------
Increase in Cash and Cash Equivalents                                20,721       95,437        4,532
Cash and Cash Equivalents, Beginning of Year                        185,005       89,568       85,036
-----------------------------------------------------------------------------------------------------
Cash and Cash Equivalents, End of Year                            $ 205,726    $ 185,005    $  89,568
=====================================================================================================

Supplemental Disclosure of Cash Flow Information:
Cash Paid During the Year for Interest                            $   3,014    $   5,272    $  14,713
Cash Paid During the Year for Income Taxes                        $  42,101    $  57,736    $  19,882
=====================================================================================================

The accompanying notes are an integral part of the consolidated financial statements.


                                      [F-9]

ACNIELSEN CORPORATION
Consolidated Statements of Shareholders' Equity

                                                                                                    Treasury Stock,
                                                         Common Stock        Additional                 at Cost           Cumulative
(Dollar amounts in thousands)         Divisional     --------------------     Paid-in   Retained  -------------------    Translation
Three Years Ended December 31, 1997     Equity       Shares        Amount     Capital   Earnings  Shares       Amount    Adjustment
====================================================================================================================================
Balance, January 1, 1995               $ 535,842                                                                          $(36,443)
   Net Loss                             (230,884)
   Unrealized Loss
   Net Transfers from The Dun &
      Bradstreet Corporation             101,140
   Cumulative Translation
      Adjustment                                                                                                            10,161
------------------------------------------------------------------------------------------------------------------------------------
Balance, December 31, 1995               406,098                                                                           (26,282)
   Net Income for period ended
      October 31, 1996                     8,121
   Unrealized Gain
   Net Transfers from The Dun &
      Bradstreet Corporation              46,210
   Cumulative Translation
      Adjustment                                                                                                             4,526
   Stock Distribution to Holders
      of Dun & Bradstreet Stock         (460,429)   57,019,180      $570      $459,859
------------------------------------------------------------------------------------------------------------------------------------
Balance, November 1, 1996                           57,019,180       570       459,859                                     (21,756)
   Net Income for period ended
      December 31, 1996                                                                  $ 7,723
   Treasury Stock Purchased                                                                       266,666      $(3,966)
   Unrealized Loss
   Activity under Stock Plans
      including Tax Benefits                           105,239         1         1,334
   Cumulative Translation
      Adjustment                                                                                                             4,098
------------------------------------------------------------------------------------------------------------------------------------
Balance, December 31, 1996                          57,124,419       571       461,193     7,723  266,666       (3,966)    (17,658)
   Net Income                                                                             35,897
   Realized Gain
   Activity under Stock Plans
      including Tax Benefits                           605,854         6        10,300
   Cumulative Translation
      Adjustment                                                                                                           (33,962)
------------------------------------------------------------------------------------------------------------------------------------
Balance, December 31, 1997                          57,730,273      $577      $471,493   $43,620  266,666      $(3,966)   $(51,620)
====================================================================================================================================

                                          Unrealized
(Dollar amounts in thousands)           Gains (Losses)     Total
Three Years Ended December 31, 1997     on Investments    Equity
===================================================================
Balance, January 1, 1995                   $  (964)     $ 498,435
   Net Loss                                              (230,884)
   Unrealized Loss                          (1,321)        (1,321)
   Net Transfers from The Dun &
      Bradstreet Corporation                              101,140
   Cumulative Translation
      Adjustment                                           10,161
-------------------------------------------------------------------
Balance, December 31, 1995                  (2,285)       377,531
   Net Income for period ended
      October 31, 1996                                      8,121
   Unrealized Gain                           9,324          9,324
   Net Transfers from The Dun &
      Bradstreet Corporation                               46,210
   Cumulative Translation
      Adjustment                                            4,526
   Stock Distribution to Holders
      of Dun & Bradstreet Stock
-------------------------------------------------------------------
Balance, November 1, 1996                    7,039        445,712
   Net Income for period ended
      December 31, 1996                                     7,723
   Treasury Stock Purchased                                (3,966)
   Unrealized Loss                            (956)          (956)
   Activity under Stock Plans
      including Tax Benefits                                1,335
   Cumulative Translation
      Adjustment                                            4,098
-------------------------------------------------------------------
Balance, December 31, 1996                   6,083        453,946
   Net Income                                              35,897
   Realized Gain                            (6,083)        (6,083)
   Activity under Stock Plans
      including Tax Benefits                               10,306
   Cumulative Translation
      Adjustment                                          (33,962)
-------------------------------------------------------------------
Balance, December 31, 1997                              $ 460,104
===================================================================

The accompanying notes are an integral part of the consolidated financial statements.


                                      [F10]

ACNIELSEN CORPORATION
Notes to Consolidated Financial Statements
(Dollar amounts in thousands, except per share data)

Note 1. Basis of Presentation

Effective on November 1, 1996 (the Distribution Date), ACNielsen Corporation (the Company) became an independent, publicly-owned company as a result of the distribution by The Dun & Bradstreet Corporation (D&B) of the Company's $.01 par value Common Stock, at a distribution ratio of one share for three shares (the Distribution). Prior to the Distribution, the Company was formed as a wholly-owned subsidiary of D&B for the purpose of effecting the Distribution. Included in this transaction was the transfer of the former D&B businesses and operations that now comprise the Company, and substantially all of the assets and liabilities of such businesses. For purposes of these financial statements, all references to the Company include the assets and liabilities related to the businesses that were transferred to the Company prior to the Distribution.

The Balance Sheets, as of December 31, 1997 and 1996, and the Statement of Operations for the year ended December 31, 1997, are presented on a consolidated basis. The Statement of Operations for the year ended December 31, 1996, includes the combined results of operations of the ACNielsen businesses under D&B for the ten months prior to the Distribution Date and the consolidated results of operations of the Company for the two month period ended December 31, 1996. The financial statements for periods prior to the Distribution Date are presented on a combined basis and have been prepared using D&B's historical basis of accounting for the assets and liabilities and historical results of operations related to the Company's businesses, except for accounting for income taxes (see Note 2 to the Consolidated Financial Statements).

The financial statements generally reflect the financial position, results of operations, and cash flows of the Company as if it were a separate entity for all periods presented. The financial statements prior to the Distribution include allocations of certain D&B Corporate assets (including prepaid pension assets) and liabilities (including pension and postretirement benefits), and expenses (including cash management, legal, accounting, tax, employee benefits, insurance services, data services and other D&B Corporate overhead) relating to the Company's businesses that were transferred to the Company from D&B. Management believes these allocations are reasonable. However, the financial information included herein may not necessarily reflect the financial position, results of operations, and cash flows of the Company in the future or what they would have been had the Company been a separate entity during the periods prior to the Distribution.

For purposes of governing certain of the ongoing relationships between the Company, D&B and Cognizant Corporation (Cognizant, another corporation spun off by D&B) after the Distribution and to provide for orderly transition, the Company, D&B and Cognizant entered into various agreements including a Distribution Agreement, Employee Benefits Agreement, Tax Allocation Agreement, Indemnity and Joint Defense Agreement, TAM (Television Audience Measurement) Master Agreement, Shared Transaction Services Agreements, Intellectual Property Agreement, Transition Services Agreement and Data Services Agreements.

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

Cash Equivalents and Marketable Securities. Investments that are highly liquid and mature within 90 days of purchase date are considered cash equivalents. At December 31, 1997 and 1996, all marketable securities are classified as "available for sale" and therefore are reported at fair value, with net unrealized gains and losses reported in equity.

Property, Plant and Equipment. Buildings, computer hardware and other equipment are depreciated over their estimated useful lives using principally the straight-line method. Leasehold improvements are amortized on a straight-line basis over the shorter of the term of the lease or the estimated useful life of the improvement.

Computer Software. Certain internal costs incurred in the development of computer software are capitalized. Capitalization ceases and amortization starts when the product is available for general release to customers. Costs incurred to establish technological feasibility of a computer software product are expensed in the periods in which they are incurred. In addition, computer software includes amounts purchased for internal use. Computer software costs are being amortized on a product by product basis, over three to five years. Annual amortization is the greater of the amount computed using (a) the ratio that gross revenue for a product bears to the total of current and anticipated future gross revenue for that product or (b) the straight-line method over the remaining estimated economic life of the product.

Other Intangibles. Other intangibles include customer lists and consumer panel database development. Other intangibles are amortized, using principally the straight-line method, over five to twenty years.

Goodwill. Goodwill represents the excess purchase price over the fair value of identifiable net assets of businesses acquired and is amortized on a straight-line basis over five to 40 years. The Company reviews the recoverability of goodwill based on estimated undiscounted future cash flows from operating activities compared with the carrying value of goodwill and recognizes any impairment on the basis of such comparison. The recognition and measurement of goodwill impairment is assessed at the business unit level.


                                      [F-11]

Impairment of Long-Lived Assets. Long-lived assets and certain identifiable intangibles are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. An impairment loss is recognized when the sum of undiscounted expected future cash flows is less than the carrying amount of such assets. The measurement for such impairment loss is then based on the fair value of the asset.

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

Revenue for customized research and special modeling and analytical services is recognized as services are performed.

Consumer Panel products generally have contract terms of one year with revenue recognized over the term of the contract on a straight-line basis.

International Media Services are generally provided over longer periods with revenue recognized on a straight-line basis over the contract term. The contracts are cancelable by the client only with significant penalties.

Foreign Currency Translation. For all operations outside the United States where the Company has designated the local currency as the functional currency, assets and liabilities are translated using end-of-period exchange rates; revenue and expenses are translated using average rates of exchange. For these countries, currency translation adjustments are accumulated in a separate component of shareholders' equity, whereas realized transaction gains and losses are recognized in other income (expense)--net. For operations in countries that are considered to be highly inflationary, where the U.S. dollar is designated as the functional currency, monetary assets and liabilities are translated using end-of-period exchange rates, nonmonetary accounts are translated using historical exchange rates, and all translation and transaction adjustments are recognized in other income (expense)--net. Foreign exchange losses charged to expense amounted to $502, $809 and $1,677 for 1997, 1996, and 1995, respectively.

The Company has significant operations in non-U.S. countries. Therefore, changes in the value of foreign currencies affect the Company's financial statements when translated into U.S. dollars.

Income Taxes. The Company recognizes income taxes during the year in which transactions enter into the determination of financial statement income, with deferred taxes being provided for temporary differences between amounts of assets and liabilities for financial reporting purposes and such amounts as measured by tax laws.

In accordance with the Tax Sharing Agreement, the Company is liable for Federal, State and non-U.S. income tax liabilities beginning after the Distribution Date. In addition, the Company is liable for certain non-U.S. tax liabilities arising prior to the Distribution. Prior to the Distribution, the Company was included in the Federal and certain state and non-U.S. income tax returns of D&B.

Stock-Based Compensation. The Company accounts for stock-based compensation as prescribed by Accounting Principles Board Opinion No. 25. Pro forma net income and earnings per share amounts, as if the fair value based accounting method in Statement of Financial Accounting Standards ("SFAS") No. 123 had been applied, are disclosed in Note 8 to the Consolidated Financial Statements.

Divisional Equity. Divisional equity includes historical investments and advances from D&B, including net transfers to/from D&B, third party liabilities paid on behalf of the Company by D&B and amounts due to/from D&B for services and other charges, as well as current period income/loss, through the Distribution Date.

Estimates. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses and the disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Earnings (Loss) Per Share. In 1997, the Company adopted SFAS No. 128, "Earnings Per Share," which replaces the calculation of primary and fully diluted earnings per share with basic and diluted earnings per share. Unlike primary earnings per share, basic earnings per share excludes any dilutive effects of stock options. Earnings per share amounts for all periods have been restated to conform with SFAS No. 128. Earnings per share for periods after October 31, 1996 have been computed based on the average number of ACNielsen shares outstanding and common stock equivalents. Earnings per share for periods prior to October 31, 1996 have been computed using the average number of D&B shares outstanding during the periods and common stock equivalents, adjusted for the one-for-three distribution ratio.


                                      [F-12]

New Accounting Pronouncements. In 1997, the Financial Accounting Standards Board ("FASB") issued SFAS No. 130, "Reporting Comprehensive Income." SFAS No. 130 establishes standards for reporting and display of comprehensive income and its components in the financial statements. In addition, the FASB issued SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information." SFAS No. 131 establishes standards for reporting certain information about each segment of the Company. SFAS No. 130 and SFAS No. 131 are effective for fiscal years beginning after December 31, 1997. The adoption of SFAS No. 130 and SFAS No. 131 will not affect the Company's results of operations, cash flows, or financial position.

Reclassifications. Certain prior-year amounts have been reclassified to conform with the current-year presentation.

Note 3. Special Charges

In the fourth quarter of 1997, the Company recorded a special charge of $36,000. The charge consisted of costs to reduce workforce levels, primarily in Japan, as well as consolidate facilities and rationalize certain product lines in Japan and other Asia Pacific markets. It also included costs to revalue certain assets in Europe, Latin America and Asia Pacific. The plans were designed to achieve long-term productivity improvements, rationalize the Company's product lines and reduce costs in these regions. The charge included $18,300 to rationalize certain product lines, including asset revaluations of $7,800, $12,400 to reduce workforce levels and $5,300 to consolidate real estate and reduce facilities costs.

The actions will be implemented throughout 1998, and cash payments related to the charge are expected to be $28,200. The Company expects the full impact of the actions to be realized starting in 1999, with annual savings at that time of approximately $12,000.

In the fourth quarter of 1995, the Company recorded a special charge of $152,170. This charge primarily reflected an impairment loss in connection with the adoption of the provisions of SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of" ($74,370), a provision for postemployment benefits ($14,300) under D&B's severance plan, an accrual for contractual obligations that have no future economic benefits ($55,800) and other asset revaluations ($7,700). In 1997 and 1996, payments relating to the accrued contractual obligations totaled $27,682 and $24,974, respectively. No payments relating to the accrued contractual obligations were made in 1995.

SFAS No. 121 requires that long-lived assets and certain intangibles be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. In connection with this review, the Company recorded an impairment loss of $74,370, reflecting the revaluation of certain fixed assets, administrative and production systems and other intangibles that will be replaced or will no longer be used by the Company.

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

This special charge evolved from D&B's annual budget and strategic planning process, which included a review of D&B's underlying cost structure, products and services and assets used in the business. Based upon such analysis, management having the authority to approve such business decisions committed in December 1995 to a plan to discontinue certain product lines and dispose of certain other assets, resulting in the charge. These decisions were not reversed or modified as a result of D&B's reorganization plan, which was reviewed and, subject to certain conditions, approved by the Board of Directors of D&B on January 9, 1996.

Note 4. Sale of Investments

In the fourth quarter of 1997, the Company sold its investments in Manugistics Group, Inc., a provider of software and services for supply-chain management, and GeoQuest International Holdings, Inc., a holding company whose principal business provides information services to the energy industry, resulting in a total pre-tax gain of $39,039 ($28,200 after-tax), which is included in Other Income--Net. Combined cash proceeds from the sales totaled $45,899.

Note 5. Acquisitions

In 1997, 1996, and 1995, the Company acquired interests in various companies in separate transactions that were accounted for as purchases.

The aggregate purchase price of such acquisitions totaled $39,674 in 1997, including issuance of a $4,000 promissory note payable from 1999 to 2001 and other contractual obligations of $5,026 payable in 1998 and 1999. In 1997, the largest acquisition was Entertainment Data, Inc. (EDI), a provider of box office information for the motion picture industry. The purchase price was $26,912. The 1997 balance sheet reflects a preliminary purchase price allocation for the EDI net assets that will be finalized in 1998. The Company also acquired or increased its ownership in businesses in South Africa, Turkey, India, and Israel. The aggregate purchase price of acquisitions made in 1996 and 1995 totaled $1,907 and $11,466, respectively.


                                      [F-13]

The results of operations of all purchases are included in the Consolidated Statements of Operations from dates of acquisition. Had the acquisitions made in 1997, 1996 and 1995 been consummated on January 1 of the year preceding the year of acquisition, the results of these operations would not have had a significant impact on the Company's consolidated results of operations for any of the years presented.

Note 6. Pension and Other Benefit Plans

Defined Benefit Plans

The Company has a defined benefit pension plan covering substantially all employees in the United States. The benefits to be paid to employees under this plan are based on notional account balances which are increased annually by pay-related and interest credits. Pension costs are determined actuarially and funded to the extent allowable under the Internal Revenue Code (IRC). Supplemental plans in the United States are maintained to provide retirement benefits to eligible employees in excess of levels allowed by the IRC.

The Company's subsidiaries outside the United States provide retirement benefits for employees consistent with local practices, primarily using defined benefit or termination indemnity plans.

At the Distribution Date, the Company assumed responsibility for pension benefits for active employees of the Company and established separate retirement plans for its employees; the responsibility for all others, principally retirees, remained with D&B. An allocation of assets and liabilities for such active employee benefits has been included in the consolidated financial statements.

Prior to the Distribution Date, the Company's United States employees participated in D&B's defined benefit pension plan covering substantially all employees in the United States. The benefits to be paid to employees under the plan were based on years of credited service and average final compensation.

The Company accounted for the plan as a multi-employer plan. Accordingly, the Company has recorded pension costs as allocated by D&B totaling $1,301 for the ten months ended October 31, 1996, and $882 for the year 1995.

The components of net United States pension income for the periods subsequent to the Distribution Date and net non-United States pension costs for the years ending 1997, 1996 and 1995 are as follows:

                                                         Two Months
                                           Year Ended      Ended
                                          December 31,  December 31,
                                          --------------------------
United States Plans                           1997         1996
====================================================================
Service cost on benefits earned
  during the year                           $  2,020     $   314
Interest cost on projected
  benefit obligation                           2,920         513
Actual return on plan assets                 (10,489)       (726)
Net amortization and deferral                  5,385        (141)
--------------------------------------------------------------------
Net periodic pension (income)               $   (164)    $   (40)
====================================================================


                                                  Year Ended December 31,
                                            ---------------------------------
Non-United States Plans                       1997        1996        1995
================================================================================
Service cost on benefits earned
  during the year                           $  6,746    $  6,904    $  6,917
Interest cost on projected
  benefit obligation                          13,676      13,929      13,465
Actual return on plan assets                 (17,686)    (17,860)    (15,692)
Net amortization and deferral                   (488)       (354)       (398)
--------------------------------------------------------------------------------
Net periodic pension costs                  $  2,248    $  2,619    $  4,292
================================================================================


                                      [F-14]

The following table sets forth the funded status and amounts recognized in the Company's Consolidated Balance Sheets at December 31, 1997 and 1996:

                                                                     ---------------------------------------------------------------
                                                                                  1997                            1996
                                                                     ---------------------------------------------------------------
                                                                     Assets Exceed    Accumulated    Assets Exceed    Accumulated
                                                                      Accumulated   Benefits Exceed   Accumulated   Benefits Exceed
                                                                       Benefits         Assets         Benefits         Assets
====================================================================================================================================
UNITED STATES PLANS
Fair Value of Plan Assets                                             $  60,115                        $  50,266
------------------------------------------------------------------------------------------------------------------------------------
Actuarial Present Value of Benefit Obligations
  Vested Benefits                                                        32,325       $   1,784           24,854
  Non-Vested Benefits                                                     4,997           1,104            5,359       $   1,255
------------------------------------------------------------------------------------------------------------------------------------
Accumulated Benefit Obligations                                          37,322           2,888           30,213           1,255
Effect of Projected Salary Increases                                      2,022           2,994            2,932           2,623
------------------------------------------------------------------------------------------------------------------------------------
Projected Benefit Obligations                                            39,344           5,882           33,145           3,878
------------------------------------------------------------------------------------------------------------------------------------
Plan Assets in Excess of (Less than) Projected Benefit Obligations       20,771          (5,882)          17,121          (3,878)
Unrecognized Net (Gain) Loss                                             (4,333)          1,432           (2,619)             24
Unrecognized Prior Service (Credit) Cost                                   (402)             18             (436)            (64)
Unrecognized Net Transition (Asset) Obligation                           (1,965)             18           (1,706)          1,051
------------------------------------------------------------------------------------------------------------------------------------
Prepaid pension cost (pension liability) recognized in the
  balance sheet                                                       $  14,071       $  (4,414)       $  12,360       $  (2,867)
------------------------------------------------------------------------------------------------------------------------------------

NON-UNITED STATES PLANS
====================================================================================================================================
Fair Value of Plan Assets                                             $ 240,923                        $ 228,930
------------------------------------------------------------------------------------------------------------------------------------
Actuarial Present Value of Benefit Obligations
  Vested Benefits                                                       169,572       $  21,075          165,402       $  19,601
  Non-Vested Benefits                                                     1,966           2,484            2,059           2,168
------------------------------------------------------------------------------------------------------------------------------------
Accumulated Benefit Obligations                                         171,538          23,559          167,461          21,769
Effect of Projected Salary Increases                                     24,875           5,219           29,459           5,612
------------------------------------------------------------------------------------------------------------------------------------
Projected Benefit Obligations                                           196,413          28,778          196,920          27,381
------------------------------------------------------------------------------------------------------------------------------------
Plan Assets in Excess of (Less than) Projected Benefit Obligations       44,510         (28,778)          32,010         (27,381)
Unrecognized Net (Gain) Loss                                             (9,123)            290           (2,985)              0
Unrecognized Prior Service Cost                                           7,583             186            8,159             190
Unrecognized Net Transition (Asset) Obligation                          (10,890)            720          (13,557)            761
------------------------------------------------------------------------------------------------------------------------------------
Prepaid pension cost (pension liability) recognized in the
  balance sheet                                                       $  32,080       $ (27,582)       $  23,627       $ (26,430)
====================================================================================================================================

Plan assets are invested in diversified portfolios that consist primarily of equity and debt securities.

The significant actuarial assumptions at December 31, 1997, 1996 and 1995 were as follows:

                                           -------------------------------------
                                               1997       1996        1995
===============================================================================
United States Plans:
  Discount rate                                7.0%        7.5%        7.0%
  Expected long-term rate of return
    on plan assets                             9.0%        9.0%        9.75%
  Average rate of increase in future
    compensation levels                        4.16%       4.16%       4.16%
Non-United States Plans:
  Weighted average discount rate               6.72%       7.92%       8.15%
  Weighted average expected long-term
    rate of return on plan assets              8.40%       9.32%       9.85%
  Weighted average rate of increase in
    future compensation levels                 3.91%       4.58%       4.94%
================================================================================

Defined Contribution Plans

Effective upon the Distribution, the Company established an Employee Stock Ownership Plan (ESOP) for the benefit of its United States employees. The Company may contribute cash or Company common stock to each employee's account in an amount currently equal to 3.5% of compensation (subject to IRS limitations). In connection with the ESOP, the Company issued 221,466 and 18,775 shares, and recognized compensation expense of $4,005 and $639 for the year 1997 and the two months ended December 31, 1996, respectively.

Prior to the Distribution Date, certain United States employees were eligible to participate in a D&B sponsored defined contribution plan. The Company made a matching contribution of 50% of the employee's contribution up to 6% of pay and an additional match depending on its earnings per share, all subject to specified limits.


                                      [F-15]

The Company's expense related to this plan was $3,523 for the ten months ended October 31, 1996, and $4,695 for the year 1995. Effective with the Distribution, the Company established a new savings plan which does not provide for a matching contribution.

Note 7. Postretirement and Postemployment Benefits

The Company provides various health-care and life-insurance benefits for retired employees who become eligible for these benefits if they terminate employment after completing at least ten years of service with the Company after age 45. The postretirement medical benefit is contributory. Certain of the Company's subsidiaries outside the United States have postretirement benefit plans, although most participants are covered by government-sponsored or administered plans. The cost of Company-sponsored postretirement benefit plans outside the United States is not significant. In certain instances, the Company provides postemployment benefits to former or inactive employees following employment but before retirement, principally severance.

Prior to the Distribution Date, the Company accounted for the postretirement benefit plan as a multi-employer plan. Accordingly, the Company has recorded postretirement benefit costs as allocated by D&B totaling $1,432 for the ten months ended October 31, 1996, and $1,356 for 1995.

At the Distribution, the Company assumed responsibility for postretirement benefits for active employees of the Company; the responsibility for all others, principally retirees, remained with D&B. The components of net periodic postretirement benefit cost other than pensions for the periods subsequent to the Distribution Date are summarized as follows:

                                                                 Two Months
                                                    Year Ended      Ended
                                                   December 31,  December 31,
                                                   ------------  ------------
                                                       1997          1996
================================================================================
Service Cost                                            $404        $ 80
Interest Cost on Accumulated Benefit Obligation          469          60
Net Amortization and Deferral                            (43)        (20)
--------------------------------------------------------------------------------
Net Postretirement Benefit Cost                         $830        $120
================================================================================

The status of postretirement benefit plans other than pensions at December 1997 and 1996, is as follows:

                                                         December 31,
                                                --------------------------------
                                                       1997        1996
================================================================================
Active Employees--Eligible                           $(1,910)    $(1,720)
Active Employees--Not-Yet Eligible                    (3,183)     (2,790)
Retirees                                              (2,136)         --
--------------------------------------------------------------------------------
Accumulated Postretirement Benefit Obligations        (7,229)     (4,510)
Unrecognized Net Loss                                  1,871         100
Unrecognized Prior Service (Credit)                     (140)       (260)
--------------------------------------------------------------------------------
Accrued Postretirement Benefit Obligations           $(5,498)    $(4,670)
================================================================================

Obligations are unfunded, and the actuarial present values of accumulated plan benefit obligations are recognized in the consolidated balance sheets.

The following actuarial assumptions were used to determine the accumulated postretirement benefit obligation:

                                                         December 31,
                                                    ----------------------
                                                       1997        1996
================================================================================
Discount rate                                          7.0%        7.5%
Assumed rate of increase in compensation               4.16%       4.16%
Projected health care cost trend rate                  8.0%        8.0%
================================================================================

The cost of covered health-care benefits is assumed to decrease to 5.0% by the year 2004 and remain constant thereafter. Increasing the assumed health-care cost trend rate by one percentage point in each year would increase the accumulated postretirement benefit obligation at December 31, 1997, by $715 and would increase the 1997 aggregate service interest cost by $99.

Note 8. Employee Stock and Related Plans

In October 1996, the Company adopted three stock incentive plans which reserve shares of common stock for issuance to key employees and non-employee directors. Pursuant to one such plan, immediately following the Distribution, outstanding awards under the D&B stock option plans held by Company employees were replaced by Company stock options. The replacement awards have the same ratio of the exercise price per option to the market value per share, the same aggregate difference between market value and exercise price and substantially the same other terms and conditions as the options they replaced. A total of 18,300,000 shares have been reserved for issuance under these plans.

Under the stock incentive plans adopted in 1996, 6,483,607 shares of common stock were available for future grants as of December 31, 1997. These plans provide that shares granted come from the Company's authorized but unissued common stock or treasury stock. The price of options granted pursuant to these plans will not be less than the fair market value of the shares on the date of grant, with the exception of the replacement options, the price of which was determined as described above. Stock options granted during 1996 and 242,000 options granted in 1997 ("effective date options") have a term of ten years and vest over four or six years. In addition, effective date options may vest earlier if the Company's stock price reaches certain targets. One-half of the effective date options (2,393,527 shares) vested on September, 11, 1997, when the Company's stock price reached 150% of those options' exercise price for five consecutive trading days. The remaining unvested effective date options would vest on an accelerated basis if the stock price reaches 200% of the exercise price for five consecutive trading days.


                                      [F-16]

The plans also provide for the granting of limited stock appreciation rights (LSARs) in tandem with stock options to certain key employees. At December 31, 1997, 2,613,641 LSARs were outstanding, which are exercisable upon the occurrence of a specified event.

The Company has adopted the disclosure-only provisions of SFAS No. 123, "Accounting for Stock Based Compensation." Accordingly, no compensation expense has been recognized for the Company's three stock incentive plans. Had compensation expense for the Company's plans been determined based on the fair value at the grant date for option grants after January 1, 1995, including the conversion of D&B stock options granted prior to 1995, consistent with the provisions of SFAS No. 123, the Company's net income and net earnings per share would have been reduced to the pro-forma amounts indicated below. The effect on 1995 is not material.

                                                --------------------------------
                                                       1997        1996
================================================================================
Net income--as reported                               $35,897     $15,844
Net income--pro forma                                 $23,889     $13,200
Basic earnings per share--as reported                 $   .63     $   .28
Basic earnings per share--pro forma                   $   .42     $   .23
Diluted earnings per share--as reported               $   .62     $   .28
Diluted earnings per share--pro forma                 $   .41     $   .23
================================================================================

Note:

The 1997 pro-forma amounts include a pre-tax charge of $11,590 as a result of one-half of the effective date options vesting when the Company's stock price reached 150% of those options' exercise price. The 1996 pro-forma amounts include an incremental pre-tax charge of $3,048, as a result of the replacement stock option plan being a modification of the D&B stock option plan in accordance with SFAS No. 123.

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions (including assumptions related to D&B options to determine compensation expense for the period prior to the Distribution):

                                                             1996
                                                  ------------------------------
                                                       Old     ACNielsen &
                                       -----------     D&B     Replacement
                                          1997       Options     Options
================================================================================
Expected dividend yield                        0%        4.7%          0%
Expected stock price volatility               30%         15%         30%
Risk-free interest rate                     5.90%       6.15%       6.11%
Expected holding period of options      4.1 years   5.0 years   5.0 years
================================================================================

The weighted average fair value of options granted during 1997 and 1996 was $6.22 and $6.16 per share, respectively.

The following is a summary of stock option activity and number of shares reserved for outstanding options:

                                                  ------------------------------
                                                                 Average option
                                                    Shares      price per share
================================================================================
Conversion of D&B options at
  November 1, 1996                                 4,054,731         $15.66
Granted--Effective date options                    4,706,055          15.75
Exercised                                            (69,190)         14.53
Canceled or Expired                                 (148,336)         16.15
--------------------------------------------------------------------------------
Options outstanding at
  December 31, 1996                                8,543,260         $15.71
Granted                                            1,261,500          21.01
Exercised                                           (373,636)         15.37
Canceled or Expired                                 (686,434)         16.00
--------------------------------------------------------------------------------
Options outstanding at
  December 31, 1997                                8,744,690         $16.46
================================================================================

The following is a summary of shares exercisable, average remaining life and average option price per share of options outstanding at December 31, 1997:

                           -----------------------------------------------------
                                                          Average      Average
                              Shares        Shares     option price   remaining
                            Outstanding   Exercisable    per share      life
================================================================================
Converted D&B options        2,998,823     2,197,852      $15.62      6.6 years
Effective date options       4,726,367     2,787,646       15.72      8.9 years
Options granted subsequent
  to July, 1997              1,019,500            --       22.38      9.9 years
--------------------------------------------------------------------------------
Options outstanding at
  December 31, 1997          8,744,690     4,985,498      $16.46      8.2 years
================================================================================

Success Share Program. On December 9, 1996, the Company granted, to each of its full-time and regular employees, stock appreciation rights at a strike price of $15.75, entitling the employee to the appreciation on the equivalent of 25 shares of the Company's common stock, subject to certain terms, conditions and limitations. The rights vested on December 9, 1997 and expire on December 9, 1999. Charges to income in 1997 with respect to this program totaled $3,212. There were no charges to income in 1996 with respect to this program.


                                      [F-17]

Note 9. Income Taxes

Income (loss) before provision for income taxes consisted of:

                                      ------------------------------------------
                                           1997        1996          1995
================================================================================
U.S.                                     $56,221     $(35,714)    $(244,236)
Non-U.S.                                  12,323       66,208        53,188
--------------------------------------------------------------------------------
                                         $68,544     $ 30,494     $(191,048)
================================================================================

In 1995, the Company had not recognized benefits on the U.S. losses reflected above since the Company did not believe it was more likely than not that such benefits could be recognized on a separate-company basis. In 1996, U.S. losses through the Distribution Date were realized by D&B and, accordingly, the related tax benefit was reflected by the Company through divisional equity.

The provision (benefit) for income taxes consisted of:

                                    --------------------------------------------
                                           1997       1996        1995
================================================================================
U.S. Federal and State:
  Current                               $  6,790    $ (9,776)   $ 32,237
  Deferred                                10,286        (996)    (30,237)
--------------------------------------------------------------------------------
  Total                                   17,076     (10,772)      2,000
--------------------------------------------------------------------------------
Non-U.S.:
  Current                                 25,781      10,631      22,846
  Deferred                               (10,210)     14,791      14,990
--------------------------------------------------------------------------------
  Total                                   15,571      25,422      37,836
--------------------------------------------------------------------------------
Total                                   $ 32,647     $14,650    $ 39,836
================================================================================

The following table summarizes the significant differences between the U.S. Federal statutory taxes and the Company's provision for income taxes for consolidated financial statement purposes:

                                       -----------------------------------------
                                             1997        1996        1995
================================================================================
Tax expense (benefit) at the U.S.
  statutory rate                           $23,990     $10,673    $(66,867)

State and local income taxes, net of
  Federal effect                             1,827      (1,161)     (8,962)

U.S. losses for which no tax benefits
  were provided                                 --          --      94,445
Reduction in the valuation allowance        (6,313)       (656)         --
Non-U.S. taxes                               8,063       2,249      19,220
Other                                        5,080       3,545       2,000
--------------------------------------------------------------------------------
Provision for Income Taxes                 $32,647     $14,650    $ 39,836
================================================================================

The Company's deferred tax assets (liabilities) are comprised of the following at December 31:

                                                --------------------------------
                                                      1997        1996
================================================================================
Deferred Tax Assets:
  Operating Losses                                  $ 56,093    $ 52,784
  Special Charges                                     12,580      13,398
  Employee Benefits                                   15,423      19,370
  Bad Debts                                              951         892
--------------------------------------------------------------------------------
                                                      85,047      86,444
--------------------------------------------------------------------------------
Valuation Allowance                                  (73,553)    (79,866)
--------------------------------------------------------------------------------
                                                      11,494       6,578
--------------------------------------------------------------------------------
Deferred Tax Liabilities:
  Postretirement Benefits                             (5,628)     (4,944)
  Intangibles                                        (10,820)     (7,560)
  Deferred Revenue                                    (6,137)     (6,375)
  Fixed Assets                                        (5,175)     (4,048)
  Investments                                             --      (4,056)
  Other Accruals                                      (4,714)     (1,911)
  Other Assets                                        (5,986)     (2,530)
--------------------------------------------------------------------------------
                                                     (38,460)    (31,424)
--------------------------------------------------------------------------------
Net Deferred Tax Liability                          $(26,966)   $(24,846)
================================================================================

During the year ended December 31, 1997, the valuation allowance decreased by $6,313, primarily as a result of the utilization of U.S. net operating loss carryforwards.

U.S. operating loss carryforwards of approximately $8,700 will expire in 2011. Non-U.S. loss carryforwards of $75,327 will expire at various times through 2002. Non-U.S. loss carryforwards of $73,919 have an indefinite life. An income tax benefit of $602 related to employee stock options was credited to shareholders' equity in 1997. No provision was made for U.S. taxes payable on undistributed earnings amounting to approximately $167,400 and $167,000 in 1997 and 1996, respectively, as such amounts are permanently reinvested.


                                      [F-18]

Note 10. Bank Credit Line

In December 1996, the Company entered into a credit agreement with a global bank syndicate comprising twelve banks. This $125,000 credit facility is unsecured and has a three-year term. The facility provides for multicurrency and bridge loans. The base interest rates can be fixed or various floating rates, depending on the type of loan undertaken and currencies involved. Interest spreads and fees vary based on the Company's fixed charge coverage ratio for the preceding four quarters. The terms of the credit agreement contain, among other provisions, limitations on total debt/leverage levels, minimum earnings before interest, taxes, depreciation and amortization and minimum fixed charge coverages. The agreement also prohibits the Company from paying cash dividends and permits share repurchases only in connection with employee benefit programs. At December 31, 1997 and 1996, approximately $23,001 and $22,700, respectively, were drawn against this facility. The nominal value of the borrowings approximates fair value. There are no compensating balance requirements or material commitment fees associated with the credit line.

The weighted average interest rates on short-term debt at December 31, 1997 and 1996, respectively, were 0.63% and 7.65%. The Company's short-term borrowings at December 31, 1997, were in Japan.

Note 11. Financial Instruments with Off-Balance-Sheet Risk

The Company uses foreign exchange forward contracts to hedge significant known transactional exposures. At December 31, 1997, the Company had $5,093 of foreign exchange forward contracts outstanding, which mature on various dates over the next four months. In early 1998, the Company entered into additional foreign exchange forward contracts totaling $36,871 to hedge other known transactional exposures. These forward contracts mature in monthly installments through December 1998. Any gain or loss on the forward contracts is deferred and included in the measurement of the related foreign currency transaction.

The Company does not utilize derivative financial instruments for trading or other speculative purposes.

Note 12. Capital Stock

The Company has authority to issue 160,000,000 shares of which 150,000,000 represent shares of ACNielsen Common Stock, 5,000,000 represent shares of Preferred Stock and 5,000,000 represent shares of Series Common Stock. The Board of Directors is authorized to issue one or more series of Preferred Stock and Common Stock, and to establish the number of shares in that series, voting rights (if any), consideration for such shares, and other rights or restrictions of the shares in that series. At December 31, 1997, no Preferred Stock or Series Common Stock had been issued.

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

In December 1997, the Board of Directors authorized the Company to repurchase up to one million shares of ACNielsen common stock from time to time on the open market.

Note 13. Other Transactions with Affiliates

Prior to the Distribution Date, the Company participated in D&B's centralized cash management system to finance its operations. Cash deposits from most of the Company's businesses were transferred to D&B on a daily basis, and D&B funded the Company's disbursement bank accounts as required. No interest was charged on these transactions.

D&B historically provided certain centralized services to the Company. Prior to the Distribution Date, expenses related to these services were allocated to the Company based on utilization of specific services or, where not estimable, based on assets employed by the Company in proportion to D&B's total assets. Management believes these allocation methods were reasonable. These allocations were $82,600 in the ten months ended October 31, 1996, and $85,700 in 1995 and are included in operating costs and selling and administrative expenses in the Consolidated Statements of Operations. Amounts due to D&B for these expenses were included in Divisional Equity.

The Company provided certain services to D&B and affiliates at negotiated prices. Operating revenue from such services totaled $895 in the ten months ended October 31, 1996 and $1,531 in 1995.


                                      [F-19]

Net transfers to/from D&B, included in Divisional Equity, included advances and loans from affiliates, net cash transfers to/from D&B, third-party liabilities paid on behalf of the Company by D&B, amounts due to/from D&B for services and other charges, and income taxes paid on behalf of the Company by D&B. No interest has been charged on these transactions. The weighted average balance due to D&B was $324,578 for the ten months ended October 31, 1996 and $713,099 for 1995.

The activity in the net transfers (to) from D&B account, included in Divisional Equity, is summarized as follows:

                                       -----------------------------------------
                                          Ten Months Ended     Year Ended
                                          October 31, 1996  December 31, 1995
================================================================================
D&B services and other charges                $  88,059        $  88,505
Loans and advances--net                        (379,189)         132,734
U.S. income taxes                               (12,507)          32,237
Cash transfers--net                             349,847         (152,336)
--------------------------------------------------------------------------------
Net transfers from D&B                        $  46,210        $ 101,140
================================================================================

Note 14. Leases and Other Commitments

Certain of the Company's operations are conducted from leased facilities, which are under operating leases. Rental expense under real estate operating leases, net of sublease rentals, for the years 1997, 1996 and 1995 was $37,021, $38,427 and $40,109, respectively. The totals include $98 for the ten months ended October 31, 1996 and $115 in 1995 for facilities usage charged by D&B or an affiliate.

The Company also leases or participates with D&B in leases of certain computer and other equipment under operating leases. These leases are frequently renegotiated or otherwise changed as advancements in computer technology produce opportunities to lower costs and improve performance. Rental expense under computer and other equipment leases was $23,141, $26,570 and $25,076 for 1997, 1996 and 1995, respectively.

At December 31, 1997, the approximate minimum annual rental expense for real estate and computer and other equipment under operating leases that have remaining noncancelable lease terms in excess of one year, net of sublease rentals, are as follows:

                                               ---------------------------------
                                                                Computer &
                                                                  Other
Years Ended                                        Real Estate  Equipment
================================================================================
1998                                                $ 30,616     $15,930
1999                                                  26,672      10,214
2000                                                  22,353       5,845
2001                                                  21,436       2,253
2002                                                  14,847       1,370
Thereafter                                            20,014       4,707
--------------------------------------------------------------------------------
                                                    $135,938     $40,319
================================================================================

The Company has agreements with a third party for certain data-processing services, extending beyond one year. At December 31, 1997, the minimum annual services covered by these agreements are approximately as follows:

Years Ended
================================================================================
1998                                                             $ 6,500
1999                                                               3,678
2000                                                                 878
2001                                                                 878
2002                                                                 878
Thereafter                                                           659
--------------------------------------------------------------------------------
                                                                 $13,471
================================================================================

Prior to the Distribution, the Company entered into certain lease or sublease agreements with D&B, Cognizant, affiliates or third parties for certain leased facilities, computer and other equipment, which principally are a continuation of existing lease commitments at market rates. The commitments are included in the amounts disclosed above.

Note 15. Litigation

On July 29, 1996, Information Resources, Inc. ("IRI") filed a complaint in the United States District Court for the Southern District of New York, naming as defendants D&B, A.C. Nielsen Company (which is a subsidiary of the Company "ACNielsenCo") and I.M.S. International, Inc., a subsidiary of Cognizant Corporation ("IMS") (the "IRI Action").

The complaint alleges various violations of the United States antitrust laws, including alleged violations of Sections 1 and 2 of the Sherman Act. The complaint also alleges a claim of tortious interference with a contract and a claim of tortious interference with a prospective business relationship. These latter claims relate to the acquisition by defendants of Survey Research Group Limited ("SRG"). IRI alleges that SRG violated an alleged agreement with IRI when it agreed to be acquired by the defendants and that the defendants induced SRG to breach that agreement.

IRI's complaint alleges damages in excess of $350 million, which amount IRI has asked to be trebled under the antitrust laws. IRI also seeks punitive damages in an unspecified amount.

By notice of motion dated October 15, 1996, defendants moved for an order dismissing all claims in the complaint. On May 6, 1997 the United States District Court for the Southern District of New York issued a decision on the motion to dismiss. The Court dismissed IRI's claim of attempted monopolization in the United States with leave to replead within sixty days. The Court denied defendants' motion with respect to the remaining claims in the complaint. On June 3, 1997, defendants filed an answer and counterclaims. Defendants denied


                                      [F-20]
all material allegations of the complaint. In addition, ACNielsenCo asserted counterclaims against IRI alleging that IRI has made false and misleading statements about ACNielsenCo's services and commercial activities and that such conduct constitutes a violation of Section 43(a) of the Lanham Act and unfair competition. ACNielsenCo seeks injunctive relief and damages.

On July 7, 1997, IRI filed an amended complaint seeking to replead the claim of attempted monopolization in the United States which had been dismissed by the Court in its May 6, 1997 decision. By notice of motion dated August 18, 1997, defendants moved for an order dismissing the amended claim. On December 1, 1997, the Court denied defendants' motion.

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

Note 16. Supplemental Financial Data

Accounts Receivable--Net:

                                              ----------------------------------
                                                      1997        1996
================================================================================
Trade                                               $224,038    $227,171
Less: allowance for doubtful accounts                (12,114)    (10,847)
Unbilled receivables                                  21,089      25,651
Other                                                 27,808      28,628
--------------------------------------------------------------------------------
                                                    $260,821    $270,603
================================================================================

Other Current Assets:

                                              ----------------------------------
                                                      1997         1996
================================================================================
Deferred taxes                                       $11,129     $ 6,402
Prepaid expenses                                      27,294      24,420
--------------------------------------------------------------------------------
                                                     $38,423     $30,822
================================================================================

Property, Plant and Equipment--Net:

                                              ----------------------------------
                                                      1997        1996
================================================================================
Land                                               $   4,545   $   4,593
Buildings                                             50,216      50,073
Computer hardware and other equipment                363,536     374,523
Leasehold improvements                                30,356      35,321
Less: accumulated depreciation and amortization     (282,993)   (278,457)
--------------------------------------------------------------------------------
                                                   $ 165,660   $ 186,053
================================================================================


                                      [F-21]

Intangibles and Other Assets, Computer Software and Goodwill:

                           -----------------------------------------------------
                                 Intangibles and    Computer
                                  Other Assets      Software    Goodwill
================================================================================
January 1, 1996                     $ 62,196       $  27,427    $208,454
Additions at cost                      2,495          24,450       1,907
Amortization                         (10,996)        (14,666)     (9,999)
Foreign translation, asset
  write-offs and other                (5,085)            647       3,660
--------------------------------------------------------------------------------
December 31, 1996                     48,610          37,858     204,022
Additions at cost                     11,182          14,774      34,885
Amortization                          (9,883)        (19,037)    (10,114)
Foreign translation, asset
  write-offs and other                 5,092          (8,307)     (8,310)
--------------------------------------------------------------------------------
December 31, 1997                   $ 55,001       $  25,288    $220,483
================================================================================

Accumulated amortization of intangibles and other assets, computer software and goodwill was $164,285 and $140,542 at December 31, 1997 and 1996, respectively.

Accounts Payable:
                                              ----------------------------------
                                                      1997        1996
================================================================================
Trade                                                $47,303     $47,242
Customer advances                                      4,344       1,805
Taxes other than income taxes                         27,727      34,149
Other                                                  7,534       1,484
--------------------------------------------------------------------------------
                                                     $86,908     $84,680
================================================================================

Accrued and Other Current Liabilities:
                                              ----------------------------------
                                                      1997        1996
================================================================================
Salaries, wages, bonuses and other compensation     $ 66,093    $ 47,183
Postemployment benefits                               41,590      26,346
Other                                                206,181     187,077
--------------------------------------------------------------------------------
                                                    $313,864    $260,606
================================================================================

Note 17. Operations by Geographic Area

The Company, operating globally, delivers market research, information and analysis to the consumer products and service industries.

Financial information by geographic area is summarized as follows. Inter-area sales were not significant.

                                   ---------------------------------------------
                                                  Operating
                                                Income (Loss)
                                                  Excluding
                                     Operating     Special        Identifiable
                                      Revenue      Charges(1)(2)     Assets
================================================================================
1997
United States                       $  310,037   $  19,510        $   278,865
Canada/Latin America                   203,978      23,723            144,320
--------------------------------------------------------------------------------
  Total Americas                       514,015      43,233            423,185
--------------------------------------------------------------------------------
Europe, Middle East & Africa           579,050      21,192            396,087
Asia Pacific                           264,652       6,929            209,446
ACNielsen Japan                         33,870     (10,598)            10,390
--------------------------------------------------------------------------------
  Total                             $1,391,587   $  60,756        $ 1,039,108
================================================================================

1996
United States                     $    286,522   $  (4,912)       $   269,397
Canada/Latin America                   185,516      22,210            136,656
--------------------------------------------------------------------------------
  Total Americas                       472,038      17,298            406,053
--------------------------------------------------------------------------------
Europe, Middle East & Africa           597,669      21,828            399,890
Asia Pacific                           254,082       4,762            221,581
ACNielsen Japan                         34,855     (15,733)             8,544
--------------------------------------------------------------------------------
  Total                           $  1,358,644   $  28,155        $ 1,036,068
================================================================================

1995
United States                     $    274,552   $ (65,971)       $   192,429
Canada/Latin America                   169,009      20,837            112,373
--------------------------------------------------------------------------------
  Total Americas                       443,561     (45,134)           304,802
--------------------------------------------------------------------------------
Europe, Middle East & Africa           583,269      22,801            430,586
Asia Pacific                           216,875      12,595            198,310
ACNielsen Japan                         37,640     (22,100)             9,089
--------------------------------------------------------------------------------
  Total                           $  1,281,345   $ (31,838)       $   942,787
================================================================================

(1) 1997 Operating Income excludes a special charge of $36,000 ($2,200 in Canada/Latin America, $4,000 in Europe, Middle East & Africa (EMEA), $7,500 in Asia Pacific and $22,300 in ACNielsen Japan) in the fourth quarter. (See Note 3 to the Consolidated Financial Statements.)

(2) 1995 Operating Loss excludes a special charge of $152,170 ($107,000 in the U.S., $1,870 in Canada/Latin America, $28,400 in EMEA, $900 in Asia Pacific and $14,000 in ACNielsen Japan) in the fourth quarter and includes a 1995 third quarter incremental provision for postemployment benefits of $31,900 ($16,500 in the U.S., $2,000 in Canada/Latin America, and $13,400
      in EMEA). (See Note 3 to the Consolidated Financial Statements.)


                                      [F-22]

Note 18. Earnings Per Share

The following table sets forth the computation of basic and diluted earnings
(loss) per share:

                                                           --------------------------------
Amounts in thousands, except per share data                  1997        1996        1995
===========================================================================================
Weighted-average number of Shares Outstanding Basic EPS      57,139      56,712      56,507
Dilutive Effect Of:
Stock Options                                                 1,230         270
-------------------------------------------------------------------------------------------
Weighted-average number of Shares Outstanding and
  Common Stock Equivalents Diluted EPS                       58,369      56,982      56,507
===========================================================================================
Net Income (loss)                                         $  35,897   $  15,844   $(230,884)
===========================================================================================
Basic Earnings (loss) per share                           $     .63   $     .28   $   (4.09)
===========================================================================================
Diluted Earnings (loss) per share                         $     .62   $     .28   $   (4.09)
===========================================================================================


All periods prior to November 1, 1996, reflect the adjusted share and option activity of The Dun & Bradstreet Corporation. Options to purchase 1,864,788 shares of common stock at share prices ranging from $16.08 to $17.05 per share were outstanding at the end of the year 1996 but were not included in the computation of diluted EPS because the options' exercise price was greater than the average market price of the common shares. No adjustments were made to 1995 basic EPS to compute diluted EPS as it would result in anti-dilution. As such, no adjustment was made for options to purchase 5,035,589 shares of common stock at share prices ranging from $11.10 to $17.05 which were outstanding at the end of the year 1995.

Note 19. Quarterly Financial Data (Unaudited)

                                                                       Three Months Ended
                                                     --------------------------------------------------------
Amounts in thousands, except per share data            March 31      June 30     September 30     December 31      Year
===========================================================================================================================
1997
Operating Revenue                                    $  324,774    $  356,325     $  346,864      $  363,624    $1,391,587
Operating (Loss) Income(1)                           $   (9,178)   $   18,657     $   23,143      $   (7,866)   $   24,756
Net (Loss) Income                                    $   (4,116)   $   10,249     $   13,731      $   16,033    $   35,897
(Loss) Earnings Per Share(2):
  Basic                                              $     (.07)   $      .18     $      .24      $      .28    $      .63
  Diluted                                            $     (.07)   $      .18     $      .23      $      .27    $      .62
Weighted-Average Number of Shares Outstanding(2):
  Basic                                                  56,919        57,035         57,209          57,388        57,139
  Diluted                                                56,919        57,536         59,540          59,259        58,369
===========================================================================================================================
1996
Operating Revenue                                    $  307,292    $  336,948     $  346,743      $  367,661    $1,358,644
Operating (Loss) Income                              $  (18,750)   $   11,029     $   15,196      $   20,680    $   28,155
Net (Loss) Income                                    $  (19,190)   $    1,706     $   21,882(3)   $   11,446    $   15,844
Actual and Pro Forma (Loss) Earnings Per Share(2):
  Basic                                              $     (.34)   $      .03     $      .39(3)   $      .20    $      .28
  Diluted                                            $     (.34)   $      .03     $      .38      $      .20    $      .28
Actual and Pro Forma Weighted-Average Number of
 Shares Outstanding(2):
  Basic                                                  56,556        56,686         56,713          56,766        56,712
  Diluted                                                56,556        56,963         56,937          57,040        56,982
===========================================================================================================================

(1) Includes a special charge of $36,000 pre-tax ($28,200 after-tax) or $.49 per basic share, $.48 per diluted share in the fourth quarter.

(2) The 1996 and first three quarters of 1997 earnings per share amounts have been restated, to comply with SFAS No. 128, "Earnings Per Share."

(3) Includes an adjustment to reduce the Company's effective tax rate to 48% on a year-to-date basis. Utilizing a 48% effective rate in the quarter would have resulted in net income of $8,316 or $.15 per share (basic).


                                      [F-23]

ACNIELSEN CORPORATION
Summary Financial Data

                                                                            Years Ended December 31,
                                                       -------------------------------------------------------------
(Dollar amounts in millions, except per share data)     1997         1996        1995 (1)      1994 (2)      1993(2)
====================================================================================================================
Income Statement Data:
Operating Revenue                                      $ 1,392      $ 1,359      $ 1,281       $ 1,092       $ 1,045
Income (Loss) before cumulative effect
  of changes in accounting principles                  $    36      $    16      $  (231)      $   (65)      $   (55)
Actual and Pro Forma Earnings (Loss)
  Per Share of Common Stock:
     Basic(3)                                          $   .63      $   .28      $ (4.09)      $ (1.15)      $  (.94)
     Diluted(3)                                        $   .62      $   .28      $ (4.09)      $ (1.15)      $  (.94)

Balance Sheet Data:
Total Assets                                           $ 1,039      $ 1,036      $   943       $   958       $   828
Long-term Debt                                         $     8      $     3      $     6       $     9       $     4
====================================================================================================================

(1) Income (Loss) before cumulative effect of changes in accounting principles in 1995 includes a special charge in the fourth quarter of $152 million pre-tax ($141 million after-tax or $2.50 per basic and diluted share) for costs principally associated with asset impairments, software write-offs and contractual obligations that have no future economic benefit, and an incremental postemployment benefit expense of $32 million pre-tax ($24 million after-tax or $.43 per basic and diluted share).

(2) Income (Loss) before cumulative effect of changes in accounting principles includes restructuring expense of $9 million and $60 million pre-tax, in 1994 and 1993, respectively.

(3) The computation of pro forma Earnings (Loss) per share for the periods prior to November 1, 1996 (the Distribution), is based on the average number of shares of D&B Common Stock and Common Stock Equivalents outstanding during the respective periods, adjusted for the one-for-three distribution ratio.


                                      [F-24]