Form 10-K, Exhibit 13
period 1998-12-31
ACNIELSEN CORP
filed 1999-03-25
CIK 1019878

EXHIBIT 13

ACNIELSEN CORPORATION

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS
(Dollar amounts in thousands)

Year-ended December 31, 1998
Compared with Year-ended December 31, 1997

     ACNielsen Corporation ("ACNielsen" or "the Company") reported net income of $57,209, an increase of 59.4% from net income of $35,897 reported in 1997. Diluted earnings per share in 1998 were $.96, up 54.8% from $.62 in 1997. Net income includes an after-tax expense of $9,228 or $.15 per share for Year 2000 system modifications and a negative after-tax impact of $8,091 or $.14 per share resulting from foreign currency translation.

     Revenue increased 2.4% in 1998 to $1,425,396 from $1,391,587 in 1997, reflecting a negative $90,192 impact from translating foreign currencies to the U.S. dollar. In local currency, revenue advanced 8.9%. Total Americas revenue increased 12.6% to $578,770 from $514,015, after a negative $15,972 impact from foreign currency translation. In the United States, excluding the impact of the acquisition of ACNielsen BASES and ACNielsen EDI, revenue grew 10.5%. Growth in U.S. revenue was driven by continued strong sales of account-level services, consumer panel services and new clients. Including results of the acquired businesses, U.S. revenue grew 25.9% to $390,374 from $310,037. Revenue for the Europe, Middle East and Africa ("EMEA") region increased 1.8%, to $589,620 from $579,050, reflecting the negative $20,326 impact of foreign currency translation. In local currency, the region achieved a 5.3% gain in revenue. Asia Pacific's revenue declined 13.9%, to $257,006 from $298,522, reflecting $53,894 in negative foreign currency translation impact and the difficult economic climate. However, local-currency revenue increased 4.1%, despite economic turmoil in a number of countries in the region.

     ACNielsen reported operating income in 1998 of $91,631 compared with operating income of $24,756 in 1997. Operating income in 1997 included a special pre-tax charge of $36,000. Excluding the special charge in 1997, operating income increased 50.8% to $91,631 from $60,756. Operating income in 1998 includes $15,911 of incremental Year 2000 costs.

     The Company reported operating costs of $703,303 in 1998, a 2.6% decrease from $722,035 in 1997. Expense growth was held down by the impact of the strong U.S. dollar and productivity improvements, and the absence of costs from the Company's Latin America media business, partially offset by the inclusion in 1998 of expenses of acquired companies.

     Selling and administrative expenses of $528,673 increased 2.5% from $515,938 reported in 1997, reflecting the favorable impact of currency translation. Excluding the impact of foreign currency translation and acquisitions, selling and administrative expenses increased about 5%.

     ACNielsen reported other income-net of $6,985 compared with other income-net of $43,788 in 1997. Other income-net in 1997 included a $39,039 pre-tax gain from the sale of investments. (See Note 4 to the Consolidated Financial Statements.) Excluding this gain, other income-net increased $2,236, reflecting lower interest rates on borrowings, and interest income earned from notes receivable from IBOPE Media Information ("IBOPE"). The notes were partial consideration for the business assets that were transferred to IBOPE in the first quarter of 1998.

     The following discusses results on a geographic basis and excludes the 1997 special charge, as follows: $2,200 in Canada/Latin America, $4,000 in EMEA and $29,800 in Asia Pacific, including $22,300 for ACNielsen Japan.

     Total Americas revenue increased 12.6% in 1998 to $578,770 from $514,015 in 1997, driven by continued robust growth in the United States. In local currency, the region's revenue increased 15.7%. Operating income for the Americas region increased 63.9% to $70,838 from $43,233 as the United States more than doubled its operating income and Canada and Latin America delivered strong improvements. Revenue in the United States increased 25.9% reflecting the acquisition of ACNielsen BASES (acquired in June 1998) and ACNielsen EDI (acquired in December
1997), strong demand for account-level information; growth in consumer panels, particularly from new syndicated services; and the addition of new clients. In the United States, operating income more than doubled, to $39,041 from $19,510, driven by strong revenue growth and income from acquisitions. Excluding the results of acquisitions, operating income for the United States increased 74.6% to $34,064. In Canada and Latin America, revenue declined 7.6%, due to the absence of revenue from the Company's Latin America media business, which was transferred to the IBOPE joint venture during the first quarter of 1998, and a $15,972 negative impact from foreign currency translation. Local currency revenue was up 0.2%, as higher retail measurement sales in Canada, Colombia, Mexico and Brazil offset the absence of the media revenue. Despite a negative currency translation impact of $4,339, operating income grew 34.0%, to $31,797 from $23,723, benefiting from continued operational and cost efficiencies, income from customized research studies for the Mexican government, and the elimination of losses from the transferred media business. This strong increase resulted in an operating margin of 16.9%.

     EMEA's revenue was up 1.8% to $589,620 from $579,050 in 1997, after absorbing a negative $20,326 foreign currency translation impact. Excluding the impact of the strong U.S. dollar, EMEA revenue increased 5.3%, driven by 37.5% growth in the emerging markets of Eastern Europe, along with higher revenue in the United Kingdom, France, South Africa, Turkey and Finland, and the addition of revenue from ACNielsen EDI. Operating income of $29,158 was 37.6% higher than operating income for 1997, including a negative $1,013 impact from foreign currency translation.

     Asia Pacific's revenue, including ACNielsen Japan, decreased 13.9% to $257,006 from $298,522 in 1997, but despite economic turmoil in a number of countries, local currency revenue grew 4.1%. Local currency revenue growth in the region was attributable to China and the Philippines, new revenue from India, higher sales of retail and media measurement services in the Pacific sub-region, and customized research services in Japan. The region reported operating income of $7,546, compared with an operating loss of $3,669 in 1997. The substantial improvement was attributed to the performance of ACNielsen Japan, which nearly broke even after reporting a $10,598 operating loss in 1997; improved region-wide operating efficiency and productivity; higher margins in customized research; and the introduction of proprietary products. Local currency operating income increased by $19,788, before a negative impact of $8,573 from foreign currency translation.

Year-ended December 31, 1997

Compared with Year-ended December 31, 1996

     ACNielsen reported net income of $35,897 in 1997, more than double net income of $15,844 reported in 1996. Diluted earnings per share in 1997 were $.62, up 121% from $.28 in 1996.

     Revenue increased 2.4% in 1997 to $1,391,587 from $1,358,644 in 1996, reflecting the negative impact of a strong U.S. dollar. Driven by growth in all regions, revenue advanced 8.5% in local currency. Total Americas revenue increased 8.9% to $514,015 from $472,038. Excluding the impact of currency translation, revenue in the region grew 10.5%. In the United States, revenue grew 8.2% to $310,037, on strong results in retail measurement services and consumer panel services. Revenue for the EMEA region declined 3.1%, to $579,050, as a result of the strong U.S. dollar. In local currency, the region achieved a 6.6% gain in revenue reflecting growth in substantially all countries in the region. Asia Pacific's revenue, including ACNielsen Japan, increased 3.3%, despite the devaluation of several Southeast Asia currencies against the U.S. dollar, and grew 9.2% in local currency.

     Results for 1997 included a special pre-tax charge of $36,000 ($28,200 after-tax) and a pre-tax gain on sale of investments of $39,039 ($28,200 after-tax). The charge primarily reflected the costs to reduce workforce levels, primarily in Japan, as well as costs to consolidate facilities and rationalize certain product lines in Japan and other Asia Pacific markets. It also included costs to revalue certain assets in EMEA, Latin America and Asia Pacific. The plans were designed to achieve long-term productivity improvements, rationalize the Company's product lines and reduce costs in these regions. (See Notes 3 and 4 to the Consolidated Financial Statements.)

     ACNielsen reported operating income in 1997 of $24,756 compared with operating income of $28,155 in 1996. Excluding the special charge, operating income increased 115.8% to $60,756 from $28,155, reflecting the substantial increase in U.S. operating income and improved results in Japan.

     The Company reported operating costs of $722,035 in 1997, a slight increase from $721,109 in 1996. Expense growth was held down by productivity improvements and the impact of the strong U.S. dollar, offset by the inclusion in 1997 of expenses of acquired companies.

     Selling and administrative expenses of $515,938 were essentially flat, with $516,206 reported in 1996, reflecting the favorable impact of currency translation. Excluding the impact of foreign currency translation, selling and administrative expenses increased about 5.1%.

     ACNielsen reported other income-net of $43,788 compared with other income-net of $2,339 in 1996. Other income-net included a $39,039 pre-tax gain from the sale of investments. (See Note 4 to the Consolidated Financial Statements.) Excluding this gain, other income-net increased $2,410, reflecting lower interest rates on a lower level of borrowings.

     The following discusses results on a geographic basis and excludes the 1997 special charge, as follows: $2,200 in Canada/Latin America, $4,000 in EMEA, and $29,800 in Asia Pacific, including $22,300 for ACNielsen Japan.

     Total Americas revenue increased 8.9% in 1997 to $514,015 from $472,038 in 1996, and operating income increased 149.9% to $43,233 from $17,298. In the U.S., increased sales of account-level information and consumer panel services drove an 8.2% increase in revenue. The higher revenue, coupled with improved operating efficiency, produced $19,510 of operating income, compared with an operating loss of $4,912 in 1996. In Canada/Latin America, revenue increased 10.0% to $203,978 from $185,516, reflecting increased sales of retail measurement and consumer panel services in Canada and strong retail measurement growth in Brazil, Mexico and Colombia. Operating income increased 6.8% to $23,723 from $22,210, despite a negative $1,735 impact from foreign currency translation.

     EMEA's revenue was down slightly to $579,050 in 1997 from $597,669 in 1996, after absorbing a negative $58,124 currency translation impact. Excluding the impact of the strong U.S. dollar, EMEA revenue increased 6.6%, reflecting nearly 40% growth in Eastern Europe and the addition of new revenue from Turkey, Israel and South Africa. Operating income was $21,192 in 1997, compared with $21,828 in 1996, reflecting the adverse impact of foreign currency translation. Excluding the impact of currency translation, operating income in the region grew 33.9%, driven by strong income growth in Eastern Europe, overall cost reductions, and improved results in the United Kingdom and France.

     Asia Pacific's revenue, including ACNielsen Japan, increased 3.3% to $298,522 in 1997, from $288,937 in 1996, but grew 9.2% in local currency, reflecting continued strong demand for ACNielsen's market research services, particularly in Taiwan and Korea, and from growth in the region's multi-country business. The region's operating loss declined to $3,669 from a loss of $10,971 in 1996 reflecting the region's continued focus on client service, operating efficiency and profitability, and improved results at ACNielsen Japan.

     Income Taxes - The Company's income tax provision was $41,407, $32,647 and $14,650 in 1998, 1997, and 1996, respectively. Excluding the impact on the tax provision of the special charge and gains on sale of investments in 1997, the Company's effective tax rates were 42.0%, 45.2% and 48.0%, in 1998, 1997, and 1996, respectively. The decrease in the effective tax rate reflected the impact of global tax planning strategies. In 1996, U.S. losses through the Distribution Date were realized by D&B, and accordingly, the related tax benefit was reflected by the Company through divisional equity. (See Note 8 to the Consolidated Financial Statements.)

     New Accounting Pronouncements Adopted in 1998 - The Company has adopted Statement of Financial Accounting Standards ("SFAS") No. 130, "Reporting Comprehensive Income," which establishes standards for reporting and display of comprehensive income and its components in the financial statements. Earlier periods have been restated to conform with the standards set forth in SFAS No.
130. (See the Consolidated Statements of Shareholders' Equity.)

     In addition, the Company adopted SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information." SFAS No. 131 establishes standards for reporting certain information about each segment of the Company. SFAS No. 131 is effective for fiscal years beginning after December 31, 1997. (See Note 16 to the Consolidated Financial Statements.)

     The Company has adopted SFAS No. 132, "Employers' Disclosures about Pensions and Other Postretirement Benefits." This statement revises employers' disclosures about pension and other postretirement benefit plans. It does not change measurement or recognition provisions for those plans. (See Note 6 to the Consolidated Financial Statements.)

     New Accounting Pronouncements Not Yet Adopted - In April 1998, the American Institute of Certified Public Accountants issued Statement of Position (SOP) 98-5, "Reporting on the Costs of Start-Up Activities." The SOP, which the Company plans to adopt on January 1, 1999, requires that costs of start-up activities be expensed as incurred. The Company currently capitalizes certain one-time costs related to introducing new services and conducting business in new geographic areas. Adoption of this SOP is expected to result in a one-time, non-cash, after-tax charge of approximately $20,000 (or $.34 per diluted share), which will be recorded as a cumulative effect of a change in accounting principle. However, adoption of the new accounting policy is not expected to have a material impact on the Company's future results of operations.

     In June 1998, the Financial Accounting Standards Board issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." The statement establishes accounting and reporting standards requiring that every derivative instrument (including certain derivative instruments embedded in other contracts) be recorded in the balance sheet as either an asset or liability measured at its fair value. The statement requires that changes in the derivative's fair value be recognized currently in earnings unless specific hedge accounting criteria are met. Special accounting for qualifying hedges allows a derivative's gains and losses to offset related results on the hedged item in the income statement, and requires that a company document, designate, and assess the effectiveness of transactions that receive hedge accounting.

     SFAS No. 133 is effective for fiscal years beginning after June 15, 1999. However, the Company expects to adopt the new statement effective January 1, 1999. Based on the Company's derivative positions at December 31, 1998, the Company does not anticipate that the adoption of the new statement will have a material effect on earnings or the financial position of the Company.

     Non-U.S. Operating and Monetary Assets - ACNielsen operates globally. Nearly 73% and 80% of ACNielsen's revenue was generated from non-U.S. operations during 1998 and 1997, respectively. During 1998, EMEA and Asia Pacific operations (including Japan) contributed 41% and 18% of reported Company revenue, respectively, while revenue from countries in Latin America comprised less than 10% of consolidated revenue. Primarily as a result of these non-U.S. operations, changes in the value of local currencies relative to the U.S. dollar may increase the volatility of U.S. dollar operating results in the future. In 1998 and 1997, foreign currency translation decreased U.S. dollar revenue growth by approximately 6.5% and 6.1%, respectively. Operating income growth in 1998 and 1997 was reduced by approximately $14,000 and $11,000, respectively.

     ACNielsen has entered into foreign exchange forward contracts to hedge against significant known transactional exposures. (See Note 10 to the Consolidated Financial Statements.)

     Non-U.S. monetary assets are maintained in currencies other than the U.S. dollar, principally in Australia, Italy, Spain, Germany and the Netherlands. Changes in the value of these currencies relative to the U.S. dollar are charged or credited to shareholders' equity. In 1998, the economies of certain Eastern European countries were considered highly inflationary, and the U.S. dollar was designated as the functional currency; therefore, translation and transaction adjustments related to these countries were charged or credited to other income (expense)-net. (See Note 2 to the Consolidated Financial Statements.) The effect of exchange rate changes decreased the U.S. dollar amount of cash and cash equivalents by $5,393 in 1998 and $13,186 in 1997.

     Liquidity and Capital Resources - At December 31, 1998, cash and cash equivalents totaled $100,533, a decrease of $105,193 from December 31, 1997, and short-term debt totaled $49,032, an increase of $23,075 from December 31, 1997. The decrease in cash at December 31, 1998 reflects $105,448 paid for the acquisition of businesses, $29,515 paid for treasury stock repurchases, $29,303 paid related to special charges and $17,517 paid for postemployment benefits. In 1999, the Company expects cash outlays related to the 1997 special charge of $3,764. In addition, the Board of Directors has authorized the Company to repurchase its common stock up to the amount permitted by the Indemnity and Joint Defense Agreement. (See Note 11 to the Consolidated Financial Statements.)

     Net cash provided by operating activities aggregated $123,859, $93,870 and $119,220 in 1998, 1997 and 1996, respectively. The increase in cash provided by operating activities in 1998 reflected increased cash from operations, a reduction in payments related to special charges ($4,097) and lower cash paid for income taxes ($9,370).

     Net cash used in investing activities totaled $223,052 for 1998 compared with $56,071 and $69,145 in 1997 and 1996, respectively. The increase in cash usage in 1998 of $166,981 reflected an increase of $75,264 paid for business acquisitions, the absence of proceeds from sale of investments ($45,899), an increase in spending for computer software ($19,846), and a higher level of capital spending and project costs (included in other investing), partially to support geographic expansion.

     Capital expenditures totaled $55,375, $48,427 and $65,503 in 1998, 1997 and 1996, respectively. The increase in capital expenditures in 1998 reflects the relocation of several facilities in Asia Pacific and the expansion of television audience measurement (TAM) and consumer panel services. The lower level of capital expenditures in 1997 reflects the Company's active asset management program.

     Net cash (used in) provided by financing activities totaled ($607), ($3,892) and $51,749 in 1998, 1997, and 1996, respectively. In 1996, transfers from D&B of $46,210 included cash received in connection with the Distribution.

     During the first quarter of 1998, the Company became a partner in a joint venture that provides media measurement services in Latin America. The joint venture, IBOPE, offers TAM, radio audience measurement (RAM), and advertising expenditure measurement services (AEM) in various Latin American markets. Under the terms of the agreement, the Company received an 11% equity interest in the joint venture and $12,772 of interest bearing notes in exchange for the Company's Latin America TAM, RAM and AEM business assets and the assumption of certain transition liabilities in a non-cash transaction. The Company is accounting for its investment in the joint venture on the cost basis.

     The Company provides for its normal capital and operating expenditure needs through internally generated funds, existing cash reserves, and bank credit facilities. The Company maintains relationships with a worldwide network of banks and has secured a line of credit sufficient to meet ACNielsen's short-term cash requirements. (See Note 9 to the Consolidated Financial Statements.) Prior to the Distribution, as a subsidiary of D&B, funding for the Company's U.S. and many non-U.S. operations was provided by internally generated funds and financing obtained through D&B. Management believes that the combination of cash flows from operations and bank credit lines, as well as existing cash and cash equivalents, are sufficient to support the Company's long-term cash requirements.

Year 2000

     The Year 2000 problem concerns the inability of older computer systems to properly recognize and process date-sensitive information beyond December 31, 1999. If not corrected, businesses and other entities relying on such computer systems are at risk for possible miscalculations or systems failures that could cause disruptions in their business operations.

     ACNielsen's business relies substantially on information technology systems ("IT Systems") and, to a lesser degree, on other systems that contain embedded technology ("Non-IT Systems"). As a global leader in delivering market research, information and analysis to the consumer products and services industries, ACNielsen uses IT Systems and Non-IT Systems (collectively, "Technology Systems") to gather data from data suppliers, analyze such data and deliver information products to its clients. The Company also provides software to its clients for use in connection with the delivery and analysis of ACNielsen data. Technology Systems are also used by the Company for its own internal operations. Accordingly, the Year 2000 issue could arise at many stages in the Company's supply, processing, distribution and financial chains.

     The Company's State of Readiness - The Company is in the process of implementing a Year 2000 readiness program with the goals of (i) having all of its Technology Systems functioning properly with respect to Year 2000 before January 1, 2000, and (ii) identifying and minimizing the other business risks created by the Year 2000 issue. The Company currently believes that it will be able to modify or replace all of its material Technology Systems in a timely manner and with no significant disruptions to its operations. It also believes that its Year 2000 readiness program should significantly reduce the adverse effects of the Year 2000 issue for the Company. However, given the general uncertainties inherent in the Year 2000 problem including, among other things, uncertainties as to the Year 2000 readiness of material third-party suppliers and clients, it is possible that the business and results of operations of the Company could be materially adversely affected by an inability of the Company to conduct its business in the ordinary course for a period of time after December 31, 1999.

     The Company's Year 2000 readiness program comprises eight principal phases, these being (i) inventory, (ii) assessment, (iii) analysis and planning, (iv) remediation, (v) testing, (vi) implementation, (vii) communication, and (viii) contingency planning.

     The inventory phase comprises the development of a complete list of all components of the Company's Technology Systems that are used in the collection, processing and delivery of ACNielsen products and services or that are used in the administration of its general business activities. The inventory phase is substantially complete.

     The assessment phase comprises the evaluation of each item on the inventory to determine if it is affected by the Year 2000 problem and, if it is, to determine the most appropriate remediation approach. There are generally four alternative approaches: (i) renovation; (ii) retirement; (iii) re-engineering; or (iv) replacement. The assessment phase is also substantially complete and, based on the results of the assessment, the Company determined that it would be required to renovate, retire, re-engineer or replace significant portions of its Technology Systems to make them Year 2000 compliant.

     The analysis and planning phase comprises the development of detailed plans and timetables to accomplish the required remediation actions identified during the assessment phase and the assignment of the internal or external resources required to achieve compliance within the planned timeframes. This phase, which includes the prioritization of systems for remediation activities, is substantially complete.

     The remediation phase comprises the actual renovation, re-engineering, retirement or replacement of affected systems. This phase is in progress and proceeding based upon the original prioritization. Because of the number of systems, countries and business segments involved and the varying importance of different systems to the Company's business and results of operations, it is difficult to quantify precisely the status of completion of this phase on an overall Company basis. However, the Company believes that a majority of the work required by this phase has been completed. Plans are for the remediation phase to be substantially completed in the first quarter of 1999.

     The testing phase, which follows remediation, comprises the establishment of Year 2000 test environments to do systems and user testing of individual components, as well as complete end-to-end system testing, of the Company's Technology Systems. In addition, it includes testing of interfacing systems used by certain external suppliers and clients. This testing phase has begun for a number of major systems throughout the world. Detailed Year 2000 plans call for testing of the Company's Technology Systems to be completed during the first two quarters of 1999. Testing of systems used by external suppliers and clients is expected to continue to the Year 2000.

     The implementation phase, which follows testing, comprises the actual implementation into the production environment of the compliant Technology Systems. For products and services provided by the Company to clients, this phase includes the implementation of the compliant versions of hardware, software, and communications services into production in the client environments. This phase is at various stages around the world but overall is in the early stages of execution. Plans for each country and business segment have been developed to allow for adequate time to achieve implementation prior to the end of 1999.

     The communication phase comprises the implementation, coordination and management of a communications process to communicate with clients and other third parties whose Year 2000 state of readiness could significantly affect the Company. Several levels and types of communications are involved, including communications with clients, vendors and other service providers. Communications with clients include communications regarding (i) the implementation of Year 2000 compliant versions of ACNielsen software used by the client, (ii) the state of readiness of systems used by the client to receive or analyze ACNielsen data, and (iii) the state of readiness of ACNielsen Technology Systems that are used to compile and deliver data to the client. Vendor communications include communications with (i) data suppliers to assess the Year 2000 status of the systems they use to compile and deliver data to the Company, (ii) data processors to assess the Year 2000 status of their processing and delivery systems, and (iii) providers of third-party Technology Systems to establish plans and timetables for the delivery of Year 2000 compliant versions of those Technology Systems. Communications with other service providers include communications with utilities, providers of facilities and environmental systems, banks and other material service providers to assess their Year 2000 readiness insofar as it may affect the services they provide to the Company. The communication phase with respect to supplier readiness is well underway in all major countries. Communications efforts will continue to determine the state of readiness of material third parties. During the fourth quarter of 1998, the Company engaged in increased communications with clients to assess their readiness as well as to plan implementation of ACNielsen Year 2000 compliant versions of software and information products and the Company expects that such communications will continue to the Year 2000.

     The final phase is the development of contingency and business continuation plans for each organization and company location. In general, contingency planning began during the fourth quarter of 1998 and the goal is to complete such plans by the end of the first quarter of 1999. Although the Company anticipates being able to develop contingency plans to deal with certain situations, it is not yet possible to determine if contingency plans can be developed and/or successfully implemented to deal with all material risks.

     Year 2000 Issues - As mentioned above, Year 2000 issues could arise at many stages in the Company's supply, processing, distribution, and financial chains.

     With respect to data supplies, certain data used by the Company are collected manually. However, significant amounts of data, including all retail scanning data and the majority of television audience measurement and consumer panel services data, are collected and transmitted electronically to ACNielsen or to its third-party data processors. A Year 2000 risk, therefore, is that data supplies could be disrupted due to Year 2000 problems with the Technology Systems of data suppliers or of the Company.

     Once data has been collected, it is generally transmitted electronically to ACNielsen or third-party data processors, then analyzed and processed and finally transmitted electronically to the client. Accordingly, other Year 2000 risks include possible disruptions in data processing and transmission capabilities. Also, certain clients use their own Technology Systems to analyze ACNielsen data. Revenue, therefore, could be affected in the event that clients are unable for some period of time to make normal use of the Company's products and services.

     Additional Year 2000 risks include disruptions in the Company's own internal operations, including financial and administrative systems, and in critical services and utilities on which the Company relies, such as electricity, telephone systems, and banking services.

     The most reasonably likely worst case scenarios that the Company has identified include lost revenue and profits due to (i) non-receipt of, or temporary delays in receiving, scanning data from data suppliers, (ii) delays in deliveries to clients due to data supply, processing and/or transmission problems, and (iii) non-compliance of clients' Technology Systems such that they are unable to make normal use of the Company's products and services. The Company does not currently anticipate that any such effects would be of a long-term nature.

     Costs - Incremental Year 2000 compliance costs, primarily for maintenance and system modifications, are presently estimated to be between $6,000 and $9,000 for 1999. Such costs totaled $15,911 for the year ended December 31, 1998. Costs to acquire new software and computer systems in advance of their normal replacement schedules are estimated to total between $10,000 and $15,000 over 1998 and 1999. At December 31, 1998, $5,407 had been incurred. The Company does not separately track internal costs that are not related to incremental Year 2000 activities. Such costs are principally for payroll.

Euro

     The introduction of a common currency across eleven European countries, the "Euro," will have a significant impact on the European marketplace and on the operations of a number of the Company's key clients and data suppliers. The introduction is on a phased basis between January 1999 and January 2002, at which date full notes and coinage in Euros will be issued and, no later than July 1, 2002, will replace existing local currencies.

     As the Company has operations in all of the affected countries, it also will be impacted by the Euro's introduction. The Company has established a multi-functional, cross-border taskforce for the purpose of preparing the Company for the introduction of the Euro. As part of its Euro readiness efforts, the Company has assessed the capabilities of its existing internal processes and software systems to deal with the introduction of the Euro. Changes to internal processes relating to accounting, billing, production and delivery systems, and supporting software changes, required to meet the initial introduction were substantially completed in the fourth quarter of 1998. Additional modifications will be made as the phase-in period progresses.

     The Company is communicating with its principal data and other suppliers, including its banks, and with its principal clients to assess both their own level of readiness and their requirements over the transitional period and beyond. These communications will be ongoing as the phase-in period progresses.

     Preliminary estimates of the total incremental Euro compliance costs in respect of internal and production systems are that they will not be material. Implementation efforts will continue in line with the phased adoption of the Euro over the transition period, and the related costs will be expensed as incurred. The Company has not yet developed a contingency plan.

     If the Company failed to successfully address the issues raised by the Euro's introduction, it could have a material adverse effect on the Company. However, based on progress to date and the Company's Euro readiness program, the Company currently does not anticipate any material adverse effects as a result of the Euro's introduction.

     Forward-Looking Statements - Certain statements contained in this Annual Report are forward looking. These may be identified by the use of forward-looking words or phrases, such as "anticipate," "believe," "expect," "could," "should," "planned," "estimated," "potential," "target," "aim" and "goal," among others. In connection with the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995, the Company is hereby identifying important factors that could cause actual results to differ materially from those contained in forward-looking statements made by or on behalf of the Company. Any such statement is qualified by reference to the following cautionary statement.

     Risks and uncertainties that may affect the operations, performance, development and results of the Company's business include: (i) the availability of retail sources that are willing to sell data to the Company at prices acceptable to the Company; (ii) changes in general economic or competitive conditions which impact the Company's clients' demand for the Company's services; (iii) significant price and service competition; (iv) rapid technological developments in the collection, manipulation and delivery of information; (v) the Company's ability to complete the implementation of its Year 2000 and Euro plans on a timely basis; (vi) the impact of foreign exchange rate fluctuations since so much of the Company's earnings are generated abroad;
(vii) the degree of acceptance of new product introductions; (viii) the uncertainties of litigation, including the IRI lawsuit; as well as other risks and uncertainties detailed from time to time in the Company's Securities and Exchange Commission filings.

     The risks and uncertainties that may affect the Company's assessment of Year 2000 issues and new European currency issues include: (i) the complexity involved in ascertaining all situations in which Year 2000 or new European currency issues may arise; (ii) the ability of the Company to identify, assess, remediate, test and successfully implement all relevant computer codes and embedded technology within the scheduled dates for completion thereof; (iii) the ability of the Company to obtain the services of sufficient personnel to execute the programs; (iv) possible increases in the cost of personnel required to execute the programs; (v) delays in scheduled deliveries of new hardware and software from third-party suppliers; (vi) the receipt and reliability of responses from suppliers, clients and others to whom compliance inquiries are being made; (vii) the ability of material third parties to bring their affected systems into compliance; and (viii) unforeseen events which could delay timely implementation of the programs.

     Developments in any of the areas referred to above could cause the Company's results to differ from results that have been or may be projected by or on behalf of the Company. The Company cautions that the foregoing list of important factors is not exclusive. The Company does not undertake to update any forward-looking statement that may be made from time to time by or on behalf of the Company.

     Dividends - The payment and level of cash dividends by ACNielsen is subject to the discretion of the Board of Directors of ACNielsen and to the restrictions imposed by the Indemnity and Joint Defense Agreement. (See Note 14 to the Consolidated Financial Statements.) ACNielsen has not paid cash dividends since the Distribution and currently does not anticipate paying cash dividends in the near future. Future dividend decisions will be based on, and affected by, a number of factors, including the operating results and financial requirements of ACNielsen, as well as restrictions under the Indemnity and Joint Defense Agreement. There can be no assurance that any dividends will be declared or paid.

     Common Stock Information - The Company's common stock (symbol ART) is listed on the New York Stock Exchange. During the years ended December 31, 1998 and December 31, 1997, 34,481,200 and 45,113,800 shares were traded, respectively. The number of shareholders of record at January 29, 1999 and January 31, 1998 were 6,244 and 9,676, respectively. The following summarizes the high and low prices per share as reported in the periods shown:

                               1998                     1997
                         High         Low         High          Low
-----------------------------------------------------------------------
First Quarter          $26 7/16     $20 1/2      $17 1/8      $14 5/8
Second Quarter         $29 1/16     $24 7/16     $19 5/8      $14 1/8
Third Quarter          $28 1/8      $19 11/16    $24 3/16     $19
Fourth Quarter         $28 15/16    $20 7/16     $24 5/8      $21 15/16

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Board of Directors and Shareholders of ACNielsen Corporation:

     We have audited the accompanying Consolidated Balance Sheets of ACNielsen Corporation (a Delaware corporation) and its subsidiaries (the "Company") as of December 31, 1998 and 1997, and the related Consolidated Statements of Income, Cash Flows and Shareholders' Equity for each of the three years in the period ended December 31, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 1998 and 1997, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1998, in conformity with generally accepted accounting principles.


                                        /s/ Arthur Andersen L.L.P.

Stamford, Connecticut
February 1, 1999


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

     The Board of Directors exercises its responsibility for these financial statements through its Audit and Finance Committee, which consists entirely of independent non-management Board members. The Audit and Finance Committee meets periodically with the independent auditors and the internal auditors, both privately and with management present, to review accounting, auditing, internal control and financial reporting matters.



/s/Nicholas L. Trivisonno

Nicholas L. Trivisonno
Chairman and Chief Executive Officer



/s/Robert J. Chrenc

Robert J. Chrenc
Executive Vice President and Chief Financial Officer

ACNIELSEN CORPORATION

CONSOLIDATED STATEMENTS OF INCOME

                                                              Years Ended December 31,
                                                    -----------------------------------------
(Amounts in thousands, except per share data)            1998           1997           1996
=============================================================================================
Operating Revenue                                   $ 1,425,396    $ 1,391,587    $ 1,358,644
---------------------------------------------------------------------------------------------
Costs and Expenses:
   Operating Costs                                      703,303        722,035        721,109
   Selling and Administrative Expenses                  528,673        515,938        516,206
   Depreciation and Amortization                        85,878         92,858         93,174
   Year 2000 Expenses                                    15,911             --             --
   Special Charge                                            --         36,000             --
---------------------------------------------------------------------------------------------
Total Costs and Expenses                              1,333,765      1,366,831      1,330,489
---------------------------------------------------------------------------------------------
Operating Income                                         91,631         24,756         28,155
---------------------------------------------------------------------------------------------
Interest Income                                           9,695          8,431          8,357
Interest Expense                                         (1,935)        (3,180)        (5,209)
Gain on Sale of Investments                                  --         39,039             --
Other Expense-Net                                          (775)          (502)          (809)
---------------------------------------------------------------------------------------------
Other Income-Net                                          6,985         43,788          2,339
---------------------------------------------------------------------------------------------
Income Before Provision for Income Taxes                 98,616         68,544         30,494
Provision for Income Taxes                               41,407         32,647         14,650
---------------------------------------------------------------------------------------------
Net Income                                          $    57,209    $    35,897    $    15,844
=============================================================================================
Actual and Pro Forma Earnings
   Per Share of Common Stock:
      Basic                                         $      1.00    $       .63    $       .28
      Diluted                                       $       .96    $       .62    $       .28
---------------------------------------------------------------------------------------------
Actual and Pro Forma
   Weighted-Average Number of Shares Outstanding:
      Basic                                              57,236         57,139         56,712
      Diluted                                            59,834         58,369         56,982
=============================================================================================

The accompanying notes are an integral part of the consolidated financial statements.

ACNIELSEN CORPORATION

CONSOLIDATED BALANCE SHEETS

                                                                                                                 December 31,
                                                                                                      -----------------------------
(Dollar amounts in thousands)                                                                               1998             1997
===================================================================================================================================
Assets
Current Assets
Cash and Cash Equivalents                                                                             $   100,533       $   205,726
Accounts Receivable-Net                                                                                   279,708           260,821
Other Current Assets                                                                                       56,527            38,423
-----------------------------------------------------------------------------------------------------------------------------------
   Total Current Assets                                                                                   436,768           504,970
-----------------------------------------------------------------------------------------------------------------------------------
Notes Receivable and Other Investments                                                                     28,230            10,281
-----------------------------------------------------------------------------------------------------------------------------------
Property, Plant and Equipment-Net                                                                         157,664           165,660
-----------------------------------------------------------------------------------------------------------------------------------
Other Assets-Net
Prepaid Pension                                                                                            62,152            57,425
Computer Software                                                                                          42,588            25,288
Intangibles and Other Assets                                                                               69,889            55,001
Goodwill                                                                                                  328,326           220,483
-----------------------------------------------------------------------------------------------------------------------------------
   Total Other Assets-Net                                                                                 502,955           358,197
-----------------------------------------------------------------------------------------------------------------------------------
Total Assets                                                                                          $ 1,125,617       $ 1,039,108
===================================================================================================================================
Liabilities and Shareholders' Equity
Current Liabilities
Accounts Payable                                                                                      $    90,931       $    86,908
Short-Term Debt                                                                                            49,032            25,957
Accrued and Other Current Liabilities                                                                     308,396           301,522
Accrued Income Taxes                                                                                       48,901            42,385
-----------------------------------------------------------------------------------------------------------------------------------
   Total Current Liabilities                                                                              497,260           456,772
-----------------------------------------------------------------------------------------------------------------------------------
Postretirement and Postemployment Benefits                                                                 44,388            49,400
Deferred Income Taxes                                                                                      55,486            39,951
Other Liabilities                                                                                          40,435            32,881
-----------------------------------------------------------------------------------------------------------------------------------
   Total Liabilities                                                                                      637,569           579,004
-----------------------------------------------------------------------------------------------------------------------------------
Commitments and Contingencies
-----------------------------------------------------------------------------------------------------------------------------------
Shareholders' Equity
Preferred Stock-par value $.01 per share, authorized-5,000,000 shares;
   outstanding-none                                                                                            --                --
Common Stock-par value $.01 per share, authorized-150,000,000 shares;
   issued-58,868,399 and 57,730,273 shares for 1998 and 1997, respectively                                    589               577
Series Common Stock-par value $.01 per share, authorized-5,000,000 shares;
   issued-none                                                                                                 --                --
Additional Paid-In Capital                                                                                492,365           471,493
Retained Earnings                                                                                         100,829            43,620
Treasury Stock, at cost, 1,470,991 and 266,666 shares for 1998 and 1997, respectively                     (33,481)           (3,966)
Accumulated Other Comprehensive Income:
   Cumulative Translation Adjustment                                                                      (72,254)          (51,620)
-----------------------------------------------------------------------------------------------------------------------------------
   Total Shareholders' Equity                                                                             488,048           460,104
-----------------------------------------------------------------------------------------------------------------------------------
Total Liabilities and Shareholders' Equity                                                            $ 1,125,617       $ 1,039,108
===================================================================================================================================

The accompanying notes are an integral part of the consolidated financial statements.

ACNIELSEN CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                                                  Years Ended December 31,
                                                                                      ---------------------------------------------
(Dollar amounts in thousands)                                                             1998              1997             1996
===================================================================================================================================
Cash Flows from Operating Activities:
Net Income                                                                            $  57,209         $  35,897         $  15,844
Reconciliation of Net Income to Net Cash
   Provided by Operating Activities:
      Depreciation and Amortization                                                      85,878            92,858            93,174
      Deferred Income Taxes                                                               3,214             7,062            11,598
      Special Charge                                                                         --            36,000                --
      Payments Related to Special Charges                                               (29,303)          (33,400)          (30,711)
      Postemployment Benefit Expense                                                      7,542               227             3,077
      Postemployment Benefit Payments                                                   (17,517)          (15,495)          (21,275)
      Net Increase in Accounts Receivable                                                (6,362)          (10,609)             (802)
      Gain on Sale of Investments                                                            --           (39,039)               --
      Net Decrease in Other Working Capital Items                                        31,690            28,249            58,682
      Other                                                                              (8,492)           (7,880)          (10,367)
-----------------------------------------------------------------------------------------------------------------------------------
Net Cash Provided by Operating Activities                                               123,859            93,870           119,220
-----------------------------------------------------------------------------------------------------------------------------------
Cash Flows from Investing Activities:
Proceeds from Sale of Investments                                                            --            45,899                --
Payments for Acquisition of Businesses (excluding cash and cash
   equivalents acquired of $1,127 in 1998 and $2,270 in 1997)                          (105,448)          (30,184)             (946)
Capital Expenditures                                                                    (55,375)          (48,427)          (65,503)
Additions to Computer Software                                                          (34,620)          (14,774)          (24,450)
(Increase) Decrease in Other Investments                                                   (915)              289             2,530
Other                                                                                   (26,694)           (8,874)           19,224
-----------------------------------------------------------------------------------------------------------------------------------
Net Cash Used in Investing Activities                                                  (223,052)          (56,071)          (69,145)
-----------------------------------------------------------------------------------------------------------------------------------
Cash Flows from Financing Activities:
Net Transfers from The Dun & Bradstreet Corporation                                          --                --            46,210
Increase (Decrease) in Short-Term Borrowings                                             13,850            (9,718)            9,758
Treasury Stock Purchases                                                                (29,515)               --            (3,966)
Proceeds from the Sale of Common Stock under Option Plans                                15,128             5,700             1,335
Other                                                                                       (70)              126            (1,588)
-----------------------------------------------------------------------------------------------------------------------------------
Net Cash (Used in) Provided by Financing Activities                                        (607)           (3,892)           51,749
-----------------------------------------------------------------------------------------------------------------------------------
Effect of Exchange Rate Changes on Cash and Cash Equivalents                             (5,393)          (13,186)           (6,387)
-----------------------------------------------------------------------------------------------------------------------------------
(Decrease) Increase in Cash and Cash Equivalents                                       (105,193)           20,721            95,437
Cash and Cash Equivalents, Beginning of Year                                            205,726           185,005            89,568
-----------------------------------------------------------------------------------------------------------------------------------
Cash and Cash Equivalents, End of Year                                                $ 100,533         $ 205,726         $ 185,005
===================================================================================================================================
Supplemental Disclosure of Cash Flow Information:
Cash Paid During the Year for Interest                                                $   1,526         $   3,014         $   5,272
Cash Paid During the Year for Income Taxes                                            $  32,731         $  42,101         $  57,736
-----------------------------------------------------------------------------------------------------------------------------------
Noncash Investing and Financing Activities:
Acquisition of Investment and Notes Receivable in exchange for
   Business Assets and Liabilities                                                    $  21,612                --                --
===================================================================================================================================

The accompanying notes are an integral part of the consolidated financial statements.

ACNIELSEN CORPORATION

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

                                                                                            Additional      Treasury
(Dollar amounts in thousands)                                    Divisional     Common        Paid-In        Stock,         Retained
Three Years Ended December 31, 1998                                Equity        Stock        Capital        at cost        Earnings
------------------------------------------------------------------------------------------------------------------------------------
Balance, January 1, 1996                                         $ 406,098
   Comprehensive Income:
      Net Income for period ended October 31, 1996                   8,121
      Other Comprehensive Income
         Unrealized Gains on Investments for
            period ended October 31, 1996(1)
         Cumulative Translation Adjustment for
            period ended October 31, 1996
   Comprehensive Income for period ended October 31, 1996
   Net Transfers from The Dun & Bradstreet Corporation              46,210
   Stock Distribution to Holders of Dun &
      Bradstreet Stock (57,019,180 shares)                        (460,429)       $570       $459,859
------------------------------------------------------------------------------------------------------------------------------------
Balance, November 1, 1996                                                          570        459,859
   Comprehensive Income:
      Net Income for period ended December 31, 1996                                                                         $ 7,723
      Other Comprehensive Income
         Unrealized Losses on Investments for
            period ended December 31, 1996(1)
         Cumulative Translation Adjustment for
            period ended December 31, 1996
   Comprehensive Income for period ended December 31, 1996
   Treasury Stock Purchased (266,666 shares)                                                                $ (3,966)
   Activity under Stock Plans (105,239 shares),
      including tax benefits                                                         1          1,334
------------------------------------------------------------------------------------------------------------------------------------
Balance, December 31, 1996                                                         571        461,193         (3,966)         7,723
   Comprehensive Income:
      Net Income                                                                                                             35,897
      Other Comprehensive Loss
         Unrealized Gains on Investments for
            year ended December 31, 1997(1)
         Reclassification Adjustment for Gains
            Realized in Net Income(2)
         Cumulative Translation Adjustment for
            year ended December 31, 1997
   Comprehensive Loss for year ended December 31, 1997
   Activity under Stock Plans (605,854 shares),
      including tax benefits                                                         6         10,300
------------------------------------------------------------------------------------------------------------------------------------
Balance, December 31, 1997                                                         577        471,493         (3,966)        43,620
   Comprehensive Income:
      Net Income                                                                                                             57,209
      Other Comprehensive Loss
         Cumulative Translation Adjustment for
            year ended December 31, 1998
   Comprehensive Income for year ended December 31, 1998
   Activity under Stock Plans (1,138,126 shares),
      including tax benefits                                                        12         20,872
   Treasury Stock Purchased (1,204,325 shares)                                                               (29,515)
------------------------------------------------------------------------------------------------------------------------------------
Balance, December 31, 1998                                                        $589      $ 492,365       $(33,481)      $100,829
====================================================================================================================================

                                                                      Accumulated Other
                                                                     Comprehensive Income
                                                                  ---------------------------
                                                                    Unrealized    Cumulative       Total
(Dollar amounts in thousands)                                     Gains (Losses)  Translation   Shareholders'
Three Years Ended December 31, 1998                               on Investments  Adjustment       Equity
-------------------------------------------------------------------------------------------------------------
Balance, January 1, 1996                                            $ (2,285)      $(26,282)      $377,531
   Comprehensive Income:
      Net Income for period ended October 31, 1996
      Other Comprehensive Income
         Unrealized Gains on Investments for
            period ended October 31, 1996(1)                           9,324
         Cumulative Translation Adjustment for
            period ended October 31, 1996                                             4,526
   Comprehensive Income for period ended October 31, 1996                                           21,971
   Net Transfers from The Dun & Bradstreet Corporation                                              46,210
   Stock Distribution to Holders of Dun &
      Bradstreet Stock (57,019,180 shares)
-------------------------------------------------------------------------------------------------------------
Balance, November 1, 1996                                              7,039        (21,756)       445,712
   Comprehensive Income:
      Net Income for period ended December 31, 1996
      Other Comprehensive Income
         Unrealized Losses on Investments for
            period ended December 31, 1996(1)                           (956)
         Cumulative Translation Adjustment for
            period ended December 31, 1996                                            4,098
   Comprehensive Income for period ended December 31, 1996                                          10,865
   Treasury Stock Purchased (266,666 shares)                                                        (3,966)
   Activity under Stock Plans (105,239 shares),
      including tax benefits                                                                         1,335
-------------------------------------------------------------------------------------------------------------
Balance, December 31, 1996                                             6,083        (17,658)       453,946
   Comprehensive Income:
      Net Income
      Other Comprehensive Loss
         Unrealized Gains on Investments for
            year ended December 31, 1997(1)                           14,647
         Reclassification Adjustment for Gains
            Realized in Net Income(2)                                (20,730)
         Cumulative Translation Adjustment for
            year ended December 31, 1997                                            (33,962)
   Comprehensive Loss for year ended December 31, 1997                                              (4,148)
   Activity under Stock Plans (605,854 shares),
      including tax benefits                                                                        10,306
-------------------------------------------------------------------------------------------------------------
Balance, December 31, 1997                                                          (51,620)       460,104
   Comprehensive Income:
      Net Income
      Other Comprehensive Loss
         Cumulative Translation Adjustment for
            year ended December 31, 1998                                            (20,634)
   Comprehensive Income for year ended December 31, 1998                                            36,575
   Activity under Stock Plans (1,138,126 shares),
      including tax benefits                                                                        20,884
   Treasury Stock Purchased (1,204,325 shares)                                                     (29,515)
-------------------------------------------------------------------------------------------------------------
Balance, December 31, 1998                                                        $ (72,254)     $ 488,048
=============================================================================================================

(1) Reported net of income tax expense of $4,056 and $3,926 for years ended December 31, 1996 and December 31, 1997, respectively.

(2) Reported net of income tax benefit of $7,982.

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

     The Balance Sheets, as of December 31, 1998 and 1997, and the Statements of Income for the years then ended, are presented on a consolidated basis. The Statement of Income for the year ended December 31, 1996, includes the combined results of operations of the ACNielsen businesses under D&B for the ten months prior to the Distribution Date and the consolidated results of operations of the Company for the two-month period ended December 31, 1996. The financial statements for periods prior to the Distribution Date are presented on a combined basis and have been prepared using D&B's historical basis of accounting for the assets and liabilities and historical results of operations related to the Company's businesses, except for accounting for income taxes (see Note 2).

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

     For purposes of governing certain of the ongoing relationships between the Company, D&B and Cognizant Corporation (Cognizant, another corporation spun off by D&B) after the Distribution and to provide for orderly transition, the Company, D&B and Cognizant entered into various agreements including a Distribution Agreement (the "Distribution Agreement"), Employee Benefits Agreement, Tax Allocation Agreement, Indemnity and Joint Defense Agreement, TAM (Television Audience Measurement) Master Agreement, Shared Transaction Services Agreements, Intellectual Property Agreement, Transition Services Agreement and Data Services Agreements.

     In June 1998, D&B changed its name to R.H. Donnelley Corporation and spun off a company now named The Dun & Bradstreet Corporation ("New D&B") and Cognizant changed its name to Nielsen Media Research, Inc. ("NMR") and spun off a company named IMS Health Incorporated ("IMS Health"). As required by the terms of the Distribution Agreement, each of New D&B and IMS Health has provided an undertaking to the Company to be jointly and severally liable with its former parent company for any liabilities of such former parent company arising out of the agreements referred to above.

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

     Cash Equivalents and Marketable Securities. Investments that are highly liquid and mature within 90 days of the purchase date are considered cash equivalents. At December 31, 1998 and 1997, all marketable securities are classified as "available for sale" and therefore are reported at fair value, with net unrealized gains and losses reported in equity.

     Property, Plant and Equipment. Buildings, computer hardware and other equipment are depreciated over their estimated useful lives using principally the straight-line method. Leasehold improvements are amortized on a straight-line basis over the shorter of the term of the lease or the estimated useful life of the improvement.

     Computer Software. Certain internal costs incurred in the development of computer software are capitalized. Capitalization ceases and amortization starts when the product is available for general release to customers. Costs incurred to establish technological feasibility of a computer software product are expensed in the periods in which they are incurred. In addition, computer software includes amounts purchased for internal use. Computer software costs are being amortized on a product-by-product basis, over three to five years. Annual amortization is the greater of the amount computed using (a) the ratio that gross revenue for a product bears to the total of current and anticipated future gross revenue for that product or (b) the straight-line method over the remaining estimated economic life of the product.

     Other Intangibles. Other intangibles include customer lists and consumer panel database development. Other intangibles are amortized, using principally the straight-line method, over five to 20 years.

     Goodwill. Goodwill represents the excess purchase price over the fair value of identifiable net assets of businesses acquired and is amortized on a straight-line basis over ten to 40 years. The Company reviews the recoverability of goodwill based on estimated undiscounted future cash flows from operating activities compared with the carrying value of goodwill and recognizes any impairment on the basis of such comparison. The recognition and measurement of goodwill impairment is assessed at the business unit level.

     Impairment of Long-Lived Assets. Long-lived assets and certain identifiable intangibles are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. An impairment loss is recognized when the sum of undiscounted expected future cash flows is less than the carrying amount of such assets. The measurement for such impairment loss is based on the fair value of the assets.

     Revenue Recognition. Retail Measurement Service products generally have contract terms of one to three years. The base contract revenue from the first commitment period is recognized ratably over the initial contract term. Revenue from remaining years of multi-year contracts, extensions and renewals is recognized ratably over their extension periods. After the initial commitment, the contract generally continues indefinitely, unless canceled by the client with a minimum of three months' prior written notice.

     Revenue for customized research and special modeling and analytical services is recognized as services are performed.

     Consumer Panel products generally have contract terms of one year, with revenue recognized over the term of the contract on a straight-line basis.

     International Media Services are generally provided over longer periods, with revenue recognized on a straight-line basis over the contract term. The contracts are cancelable by the client only with specified notice and payments.

     Foreign Currency Translation. For all operations outside the United States where the Company has designated the local currency as the functional currency, assets and liabilities are translated using end-of-period exchange rates; revenue and expenses are translated using average rates of exchange. For these countries, currency translation adjustments are accumulated in a separate component of shareholders' equity, whereas realized transaction gains and losses are recognized in Other Income (Expense)-Net. For operations in countries that are considered to be highly inflationary, where the U.S. dollar is designated as the functional currency, monetary assets and liabilities are translated using end-of-period exchange rates, and nonmonetary accounts are translated using historical exchange rates. Translation and transaction adjustments recognized in Other Income (Expense)-Net amounted to losses of $1,207, $502 and $809 for 1998, 1997 and 1996, respectively.

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

     In accordance with the Tax Allocation Agreement, the Company is liable for Federal, State and non-U.S. income tax liabilities beginning after the Distribution Date. In addition, the Company is liable for certain non-U.S. tax liabilities arising prior to the Distribution. Prior to the Distribution, the Company was included in the Federal and certain State and non-U.S. income tax returns of D&B.

     Divisional Equity. Divisional equity includes historical investments and advances from D&B, including net transfers to/from D&B, third-party liabilities paid on behalf of the Company by D&B and amounts due to/from D&B for services and other charges, as well as current period income/loss, through the Distribution Date.

     Estimates. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue and expenses and the disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

     Earnings Per Share. Net earnings are divided by the weighted average number of common shares outstanding during the year to calculate basic net earnings per common share. Diluted net earnings per common share are calculated to give effect to stock options.

     Earnings per share for periods after October 31, 1996 have been computed based on the average number of ACNielsen shares outstanding. Earnings per share for periods prior to October 31, 1996 have been computed using the average number of D&B shares outstanding during the periods, adjusted for the one-for-three distribution ratio.

     New Accounting Pronouncements Adopted in 1998. The Company has adopted Statement of Financial Accounting Standards ("SFAS") No. 130, "Reporting Comprehensive Income," which establishes standards for reporting and display of comprehensive income and its components in the financial statements. Earlier periods have been restated to conform with the standards set forth in SFAS No. 130.

     In addition, the Company adopted SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information." SFAS No. 131 establishes standards for reporting certain information about each segment of the Company. Adoption of this statement did not result in any change in the Company's reportable segments.

     The Company has adopted SFAS No. 132, "Employers' Disclosures about Pensions and Other Postretirement Benefits." This statement revises employers' disclosures about pension and other postretirement benefit plans. It does not change measurement or recognition provisions for those plans.

     New Accounting Pronouncements Not Yet Adopted. In April 1998, the American Institute of Certified Public Accountants issued Statement of Position (SOP) 98-5, "Reporting on the Costs of Start-Up Activities." The SOP, which the Company plans to adopt on January 1, 1999, requires that costs of start-up activities be expensed as incurred. The Company currently capitalizes certain one-time costs related to introducing new services and conducting business in new geographic areas. Adoption of this SOP is expected to result in a one-time, non-cash, after-tax charge of approximately $20,000, which will be recorded as a cumulative effect of a change in accounting principle-net of tax. However, adoption of the new accounting policy is not expected to have a material impact on the Company's future results of operations.

     In June 1998, the Financial Accounting Standards Board issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." The statement establishes accounting and reporting standards requiring that every derivative instrument (including certain derivative instruments embedded in other contracts) be recorded in the balance sheet as either an asset or liability measured at its fair value. The statement requires that changes in the derivative's fair value be recognized currently in earnings unless specific hedge accounting criteria are met. Special accounting for qualifying hedges allows a derivative's gains and losses to offset related results on the hedged item in the income statement.

     SFAS No. 133 is effective for fiscal years beginning after June 15, 1999. However, the Company expects to adopt the new statement effective January 1, 1999. SFAS No. 133 cannot be applied retroactively. SFAS No. 133 must be applied to (a) derivative instruments and (b) certain derivative instruments embedded in hybrid contracts that were issued, acquired, or substantively modified after December 31, 1997 (and, at the Company's election, before January 1, 1998).

     The Company uses foreign exchange forward contracts to hedge significant known transactional exposures. Based on the Company's derivative positions at December 31, 1998, management does not anticipate that the adoption of the new statement will have a material effect on earnings or the financial position of the Company.

     Reclassifications. Certain prior-year amounts have been reclassified to conform with the current-year presentation.

Note 3. Special Charges

     In the fourth quarter of 1997, the Company recorded a special charge of $36,000. The charge consisted of costs to reduce workforce levels, primarily in Japan, as well as to consolidate facilities and rationalize certain product lines in Japan and other Asia Pacific markets. It also included costs to revalue certain assets in Europe, Latin America and Asia Pacific. The plans were designed to achieve long-term productivity improvements, rationalize the Company's product lines and reduce costs in these regions.

     The actions commenced in 1998 and will be completed in 1999. Certain actions were completed at a lower cost than originally estimated while other actions require higher costs to complete. The following table recaps the activity by major cost category:

                                December 31,        Asset            Cash           Revised        December 31,
Category                            1997        Revaluations       Payments        Estimates           1998
===============================================================================================================
Rationalize Product Lines        $ 18,300        $ (6,132)        $ (8,910)        $ (2,845)        $    413
Workforce Reductions               12,400              --          (11,327)           2,030            3,103
Facilities/Real Estate              5,300          (1,130)          (4,737)             815              248
---------------------------------------------------------------------------------------------------------------
Total                            $ 36,000        $ (7,262)        $(24,974)        $     --         $  3,764
===============================================================================================================

     In the fourth quarter of 1995, the Company recorded a special charge of $152,170. This charge primarily reflected an impairment loss in connection with the adoption of the provisions of SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of" ($74,370), a provision for postemployment benefits ($14,300) under D&B's severance plan, an accrual for contractual obligations that have no future economic benefits ($55,800) and other asset revaluations ($7,700). At December 31, 1998, all activities have been substantially executed. Accruals remaining totaled $5,240, at December 31, 1998, primarily for a long-term lease obligation, which will be paid through 2004.

Note 4. Sale of Investments

     In the fourth quarter of 1997, the Company sold its investments in Manugistics Group, Inc., a provider of software and services for supply-chain management, and GeoQuest International Holdings, Inc., a holding company whose principal business provides information services to the energy industry, resulting in a total pre-tax gain of $39,039 ($28,200 after-tax), which is included in Other Income-Net. Combined cash proceeds from the sales totaled $45,899.

Note 5. Acquisitions

     In 1998, 1997 and 1996, the Company acquired interests in various companies in separate transactions that were accounted for as purchases. The aggregate purchase price of such acquisitions in 1998 totaled $131,247, including contractual obligations and other future costs of $28,594 payable from 1999 to 2001. Payments of $2,795 were made during 1998 for prior year acquisitions. The largest acquisitions in 1998 were BBI Marketing Services, Inc. ("BASES") and ANR Amer Nielsen Research Limited ("ANR"). The Company also increased its ownership in businesses in Australia, Greece, Chile, and India, and acquired a 49% interest in AMER Research Limited, serving the Middle East and Northern Africa.

     BASES, acquired on June 30, 1998, is a provider of simulated test-marketing services. The initial purchase price was $70,550 including accrued acquisition costs of $5,272 payable from 1999 to 2001. The purchase price was allocated to the net assets acquired, resulting in goodwill of $62,642. This goodwill is being amortized over 40 years on a straight-line basis. The Company may also be required to make additional cash payments if BASES achieves certain operating goals. The maximum amount of contingent consideration is approximately $36,000, payable through 2001.

     On September 23, 1998, the Company acquired full ownership in ANR, a joint-venture business covering Eastern Europe, the former Soviet Union, sub-Saharan Africa and the Indian subcontinent. The purchase price of $44,030 includes three installment payments due in January 1999, 2000 and 2001 for $4,912, $9,294 and $8,824, respectively. The installment payments are supported by a stand-by letter of credit with an international bank. The purchase price was allocated to the minority interest acquired, with the excess purchase price of $42,826 recorded as goodwill. This goodwill is being amortized over 40 years on a straight-line basis. The terms of the agreement provide for additional cash payments if ANR achieves certain operating goals. Such payments, if earned, would be paid in 2003 and 2006.

     The purchase price allocations for BASES and ANR have been prepared on a preliminary basis, and changes are expected as integration plans are finalized.

     In 1997, the largest acquisition was Entertainment Data Inc., ("EDI"), a provider of box-office information for the motion-picture industry. The purchase price of $26,521 included a $4,000 interest-bearing promissory note payable from 1999 to 2001. The purchase price was allocated to the net assets acquired, resulting in goodwill of $25,846. This goodwill is being amortized over 40 years on a straight-line basis.

     The aggregate purchase price of acquisitions made in 1997 and 1996 totaled $39,674 and $1,907, respectively.

     The results of operations of all purchases are included in the Consolidated Statements of Income from dates of acquisition. Had the acquisitions made in 1998, 1997 and 1996 been consummated on January 1 of the year preceding the year of acquisition, the results of these acquired operations would not have had a significant impact on the Company's consolidated results of operations for any of the years presented.

Note 6. Pension and Other Postretirement Benefits

Defined Benefit Plans

     The Company has a defined benefit pension plan covering substantially all employees in the United States. Generally, the benefits to be paid to employees under this plan are based on notional account balances that are increased annually by pay-related and interest credits. Pension costs are determined actuarially and funded to the extent allowable under the Internal Revenue Code
(IRC). Supplemental plans in the United States are maintained to provide retirement benefits to eligible employees in excess of levels allowed by the IRC.

     The Company's subsidiaries outside the United States provide retirement benefits for employees consistent with local practices, primarily using defined benefit or termination indemnity plans.

     The Company provides various health-care and life-insurance benefits for retired United States employees who become eligible for these benefits if they terminate employment after completing at least ten years of service with the Company after age 45. The postretirement medical benefit is contributory. Certain of the Company's subsidiaries outside the United States have postretirement benefit plans, although most participants are covered by government-sponsored or administered plans. The cost of Company-sponsored postretirement benefit plans outside the United States is not significant. In certain instances, the Company provides postemployment benefits to former or inactive employees following employment but before retirement, principally severance.

     At the Distribution Date, the Company assumed responsibility for pension and postretirement benefits for active employees of the Company and established separate retirement plans for its employees; the responsibility for all others, principally retirees, remained with D&B. An allocation of assets and liabilities for such active employee benefits has been included in the consolidated financial statements.

     Prior to the Distribution Date, the Company's United States employees participated in D&B's defined benefit pension and postretirement plans, covering substantially all employees in the United States. The benefits to be paid to employees under the defined benefit pension plan were based on years of credited service and average final compensation.

     Prior to the Distribution Date, the Company accounted for the pension and postretirement benefit plans in the United States as multi-employer plans. Accordingly, the Company has recorded pension and postretirement benefit costs as allocated by D&B totaling $1,301 and $1,432, respectively, for the ten months ended October 31, 1996.

     The components of pension and postretirement costs for the years ending 1998, 1997 and 1996 are as follows:

                                                                    Pension Benefits                  Other Postretirement Benefits
------------------------------------------------------------------------------------------------------------------------------------
                                                             1998         1997         1996*         1998         1997         1996*
====================================================================================================================================
Service cost on benefits earned during the year           $ 10,392     $  8,766     $  7,218     $    354     $    404     $     80
Interest cost on projected benefit obligation               16,940       16,596       14,442          406          469           60
Expected return on plan assets                             (23,853)     (22,190)     (18,586)          --           --           --
Amortization of transition (asset) obligation               (2,571)      (2,623)      (2,231)          --           --           --
Amortization of prior-service costs                          1,187        1,131        1,134         (120)        (120)         (20)
Amortization of net loss                                       392          404          602           --           77           --
Settlement and curtailment (gain)                              (18)          --           --           --           --           --
------------------------------------------------------------------------------------------------------------------------------------
Net pension and postretirement costs                      $  2,469     $  2,084     $  2,579     $    640     $    830     $    120
====================================================================================================================================

* Includes U.S. amounts subsequent to the Distribution Date and Non-U.S. amounts for the full year.

     The prior-service costs are amortized on a straight-line basis over the average remaining service period of active participants. Gains and losses in excess of 10% of the greater of the benefit obligation or the market-related value of assets are amortized over the average remaining service period of active participants.

     The following tables provide a reconciliation of the changes in the plans' benefit obligations and fair value of assets for the years ended December 31, 1998 and 1997:

                                                                          Pension Benefits             Other Postretirement Benefits
------------------------------------------------------------------------------------------------------------------------------------
                                                                       1998              1997               1998              1997
====================================================================================================================================
Reconciliation of benefit obligation
Obligation at January 1                                             $ 270,417         $ 261,324         $   7,229         $   5,909
Service cost                                                           10,392             8,766               354               404
Interest cost                                                          16,940            16,596               406               469
Participant contributions                                               1,524             1,461                21                19
Plan amendments                                                         1,874               671                --                --
Actuarial loss (gain)                                                  10,907             9,958            (1,227)              447
Benefit payments                                                      (14,555)          (11,762)              (73)              (19)
Curtailments                                                             (751)               --                --                --
Settlement payments                                                   (10,663)               --                --                --
Transfers                                                                 240                --                --                --
Effect of change in foreign exchange rates                               (701)          (16,597)               --                --
------------------------------------------------------------------------------------------------------------------------------------
Obligation at December 31                                           $ 285,624         $ 270,417         $   6,710         $   7,229
====================================================================================================================================
Reconciliation of fair value of plan assets
Fair value of plan assets at January 1                              $ 301,038         $ 279,196         $      --         $      --
Actual return on plan assets                                           44,308            40,104                --                --
Employer contributions                                                 12,361             5,520                52                --
Participant contributions                                               1,524             1,461                21                19
Benefit payments                                                      (14,555)          (11,762)              (73)              (19)
Settlement payments                                                   (10,663)               --                --                --
Transfers                                                                 240                --                --                --
Effect of change in foreign exchange rates                             (1,400)          (13,481)               --                --
------------------------------------------------------------------------------------------------------------------------------------
Fair value of plan assets at December 31                            $ 332,853         $ 301,038         $      --         $      --
====================================================================================================================================
Funded status
Funded status at December 31                                        $  47,229         $  30,621         $  (6,710)        $  (7,229)
Unrecognized transition (asset) obligation                             (8,952)          (12,117)               --                --
Unrecognized prior-service cost                                         7,985             7,385               (20)             (140)
Unrecognized (gain) loss                                              (22,734)          (11,734)              644             1,871
------------------------------------------------------------------------------------------------------------------------------------
Net amount recognized in the balance sheet                          $  23,528         $  14,155         $  (6,086)        $  (5,498)
====================================================================================================================================

Plan assets are invested in diversified portfolios that consist primarily of equity and debt securities.
Curtailments and settlement payments occurred primarily due to workforce reduction actions.


     The following table provides the amounts in the balance sheet at December 31, 1998 and 1997:

                                                                          Pension Benefits             Other Postretirement Benefits
------------------------------------------------------------------------------------------------------------------------------------
                                                                       1998              1997               1998              1997
====================================================================================================================================
Prepaid benefit cost                                                $  61,844         $  56,568         $      --         $      --
Accrued benefit liability                                             (38,761)          (42,413)           (6,086)           (5,498)
Intangible asset                                                          445                --                --                --
------------------------------------------------------------------------------------------------------------------------------------
Net amount recognized in the balance sheet                          $  23,528         $  14,155         $  (6,086)        $  (5,498)
====================================================================================================================================

     The aggregate projected benefit obligation, accumulated benefit obligation and fair value of plan assets for the pension plans with accumulated benefit obligations in excess of plan assets were $29,930, $21,750 and $0 respectively, at December 31, 1998 and $34,661, $26,446 and $0, respectively, at December 31, 1997. The Company's plan for postretirement benefits other than pensions has no plan assets.

     The significant weighted-average actuarial assumptions at December 31, 1998, 1997 and 1996 were as follows:

                                                           Other Postretirement
                                   Pension Benefits               Benefits
------------------------------------------------------- ------------------------
                                 1998    1997    1996     1998    1997    1996
======================================================= ========================
Discount rate                    6.09%   6.77%   7.92%    6.75%   7.00%   7.50%
Expected long-term rate of
   return on plan assets         7.76%   8.52%   9.32%      --      --      --
Rate of increase in future
   compensation levels           3.62%   3.95%   4.58%    4.16%   4.16%   4.16%
================================================================================

     A 7.5% annual rate of increase in the per capita cost of covered health care benefits was assumed for 1998. The rate was assumed to decrease gradually each year to a rate of 5.0% by the year 2004 and remain constant thereafter.

     A 1% change in assumed health care cost trend rates would have the following effects:

                                                        1% Increase  1% Decrease
================================================================================
Effect on total service and interest cost components of
  net periodic postretirement health care benefit cost      $ 84         $ 77
Effect on the health care component of the
  accumulated postretirement benefit obligation             $783         $701
================================================================================

Defined Contribution Plans

     Effective upon the Distribution, the Company established an Employee Stock Ownership Plan (ESOP) for the benefit of its United States employees. The Company may contribute cash or Company common stock to each employee's account in an amount currently equal to 3.5% of compensation (subject to IRS limitations). In connection with the ESOP, the Company issued 171,352, 221,466 and 18,775 shares, and recognized compensation expense of $4,267, $4,005 and $639 for the years 1998 and 1997 and the two months ended December 31, 1996, respectively.

     Prior to the Distribution Date, certain United States employees were eligible to participate in a D&B-sponsored defined contribution plan. The Company made a matching contribution of 50% of the employee's contribution up to 6% of pay and an additional match depending on its earnings per share, all subject to specified limits. The Company's expense related to this plan was $3,523 for the ten months ended October 31, 1996. Effective with the Distribution, the Company established a new savings plan that does not provide for a matching contribution.

Note 7. Employee Stock and Related Plans

     In October 1996, the Company adopted three stock incentive plans which reserved shares of common stock for issuance to key employees and non-employee directors. Pursuant to one such plan, immediately following the Distribution, outstanding awards under the D&B stock option plans held by Company employees were replaced by Company stock options. The replacement awards have the same ratio of the exercise price per option to the market value per share, the same aggregate difference between market value and exercise price and substantially the same other terms and conditions as the options they replaced. A total of 18,300,000 shares have been reserved for issuance under these plans.

     Under the stock incentive plans adopted in 1996, 5,081,444 shares of common stock were available for future grants as of December 31, 1998. The plans adopted in 1996 provide that shares granted come from the Company's authorized but unissued common stock or treasury stock. The price of options granted pursuant to these plans will not be less than the fair market value of the shares on the date of grant, with the exception of the replacement options, the price of which was determined as described above. Stock options granted during 1996 and 242,000 options granted in 1997 ("effective-date options") have a term of ten years and vest over four or six years. In addition, effective-date options may vest earlier if the Company's stock price reaches certain targets. One-half of the effective-date options (2,393,527 shares) vested on September 11, 1997, when the Company's stock price reached 150% of those options' exercise price for five consecutive trading days. The remaining unvested effective-date options would vest on an accelerated basis if the stock price reaches 200% of the exercise price for five consecutive trading days.

     The plans also provide for the granting of limited stock appreciation rights (LSARs) in tandem with stock options to certain key employees. At December 31, 1998, 2,613,641 LSARs were outstanding, which are exercisable upon the occurrence of a specified event.

     In connection with the acquisition of BASES in June 1998, the Company adopted a stock incentive plan which reserves 1,000,000 shares of common stock for issuance to key employees of BASES. The plan requires that shares granted come from the Company's treasury stock. The BASES options have a term of ten years and vest in 9.5 years unless certain earnings targets are met during a thirty-month period ending December 31, 2000. Under this stock incentive plan adopted in 1998, options for 1,000,000 shares were granted, and no shares of common stock were available for future grants as of December 31, 1998.

     The Company has adopted the disclosure-only provisions of SFAS No. 123, "Accounting for Stock-Based Compensation." Accordingly, no compensation expense has been recognized for the Company's four stock incentive plans. Had compensation expense for the Company's plans been determined based on the fair value at the grant date for option grants after January 1, 1995, including the conversion of D&B stock options granted prior to 1995, the Company's net income and net earnings per share would have been reduced to the pro forma amounts indicated below.

                                              1998          1997          1996
===============================================================================
Net Income-as reported                      $57,209       $35,897       $15,844
Net Income-pro forma                        $50,137       $23,889       $13,200
Basic earnings per share-as reported        $  1.00       $   .63       $   .28
Basic earnings per share-pro forma          $   .88       $   .42       $   .23
Diluted earnings per share-as reported      $   .96       $   .62       $   .28
Diluted earnings per share-pro forma        $   .84       $   .41       $   .23
===============================================================================
Note: The 1997 pro forma amounts include a pre-tax charge of $11,590 as a result of one-half of the effective-date options vesting when the Company's stock price reached 150% of those options' exercise price. The 1996 pro forma amounts include an incremental pre-tax charge of $3,048, as a result of the replacement stock option plan being considered a modification of the D&B stock option plan in accordance with SFAS No. 123.

     The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions (including assumptions related to D&B options to determine compensation expense for the period prior to the Distribution):

                                                                        1996
                                                              -----------------------
                                                                  Old     ACNielsen &
                                                                  D&B     Replacement
                                         1998         1997      Options     Options
=====================================================================================
Expected dividend yield                      --          --        4.7%          --
Expected stock price volatility             30%         30%         15%         30%
Risk-free interest rate                   4.89%       5.90%       6.15%       6.11%
Expected holding period of options    4.2 years   4.1 years   5.0 years   5.0 years
=====================================================================================

     The weighted-average fair value of options granted during 1998, 1997 and 1996 was $8.25, $6.22 and $6.16 per share, respectively.

     The following is a summary of stock option activity and number of shares reserved for outstanding options:

                                                                       Average
                                                                    option price
                                                      Shares         per share
================================================================================
Conversion of D&B options at November 1, 1996       4,054,731         $ 15.66
Granted-effective-date options                      4,706,055           15.75
Exercised                                             (69,190)          14.53
Canceled or Expired                                  (148,336)          16.15
--------------------------------------------------------------------------------
Options outstanding at December 31, 1996            8,543,260           15.71
Granted                                             1,261,500           21.01
Exercised                                            (373,636)          15.37
Canceled or Expired                                  (686,434)          16.00
--------------------------------------------------------------------------------
Options outstanding at December 31, 1997            8,744,690           16.46
Granted                                             2,608,400           25.98
Exercised                                            (970,747)          15.65
Canceled or Expired                                  (188,330)          16.86
--------------------------------------------------------------------------------
Options outstanding at December 31, 1998           10,194,013         $ 18.97
================================================================================


     The following is a summary of shares exercisable, average remaining life and average option price per share of options outstanding at December 31, 1998:

                                                                      Shares Outstanding                    Shares Exercisable
                                                          -----------------------------------------   -----------------------------
                                                          Number of   Average option     Average       Number of    Average option
                                                           Shares     price per share Remaining life    Shares     price per share
====================================================================================================  =============================
Converted D&B options                                     2,455,737        $15.63       5.7 years      2,192,503        $15.48
Effective-date options                                    4,137,876         15.71       7.9 years      2,794,069         15.72
Options granted subsequent to July, 1997                  3,600,400         24.99       9.5 years        243,996         22.38
------------------------------------------------------------------------------------------------------------------------------------
Options outstanding at December 31, 1998                 10,194,013        $18.97       7.9 years      5,230,568        $15.93
====================================================================================================================================

     Success Share Program. On December 9, 1996, the Company granted to each of its full-time and regular employees, stock appreciation rights at a strike price of $15.75, entitling the employee to the appreciation on the equivalent of 25 shares of the Company's common stock, subject to certain terms, conditions and limitations. The rights vested on December 9, 1997, and expire on December 9, 1999. Charges to income in 1998 and 1997 with respect to this program totaled $958 and $3,212, respectively. There were no charges to income in 1996 with respect to this program.

Note 8. Income Taxes

     Income (loss) before provision for income taxes consisted of:

                                               1998          1997         1996
================================================================================
U.S.                                         $30,742       $56,221     $(35,714)
Non-U.S.                                      67,874        12,323       66,208
--------------------------------------------------------------------------------
                                             $98,616       $68,544     $ 30,494
================================================================================

     In 1996, U.S. losses through the Distribution Date were realized by D&B and, accordingly, the related tax benefit was reflected by the Company through divisional equity.

     The provision (benefit) for income taxes consisted of:

                                       1998              1997              1996
================================================================================
U.S. Federal and state:
   Current                         $  4,348          $  6,790          $ (9,776)
   Deferred                          (2,329)           10,286              (996)
--------------------------------------------------------------------------------
   Total                              2,019            17,076           (10,772)
--------------------------------------------------------------------------------
Non-U.S.:
   Current                           35,974            25,781            10,631
   Deferred                           3,414           (10,210)           14,791
--------------------------------------------------------------------------------
   Total                             39,388            15,571            25,422
--------------------------------------------------------------------------------
Total                              $ 41,407          $ 32,647          $ 14,650
================================================================================

     The following table summarizes the significant differences between the U.S. Federal statutory taxes and the Company's provision for income taxes for consolidated financial statement purposes:

                                                          1998         1997         1996
==========================================================================================
Tax expense at the U.S. statutory rate                 $ 34,516     $ 23,990     $ 10,673
State and local income taxes, net of Federal effect         999        1,827       (1,161)
Reduction in the valuation allowance                     (6,212)      (6,313)        (656)
Non-U.S. taxes                                           15,648        8,063        2,249
Other                                                    (3,544)       5,080        3,545
------------------------------------------------------------------------------------------
Provision for Income Taxes                             $ 41,407     $ 32,647     $ 14,650
==========================================================================================


     The Company's deferred tax assets (liabilities) are comprised of the following at December 31, 1998 and 1997:

                                           1998          1997
===============================================================
Deferred Tax Assets:
   Operating Losses                    $  53,384     $  56,093
   Special Charges                         1,506        12,580
   Employee Benefits                      13,670        18,222
   Other Accruals                         17,822        11,140
   Bad Debts                               3,783         3,151
---------------------------------------------------------------
                                          90,165       101,186
Valuation Allowance                      (55,057)      (73,553)
---------------------------------------------------------------
                                          35,108        27,633
---------------------------------------------------------------
Deferred Tax Liabilities:
   Postretirement Benefits               (17,664)      (17,970)
   Intangibles and Deferred Charges      (20,483)      (10,820)
   Fixed Assets                           (7,509)       (5,175)
   Other Assets                          (14,485)      (20,634)
---------------------------------------------------------------
                                         (60,141)      (54,599)
---------------------------------------------------------------
Net Deferred Tax Liability             $ (25,033)    $ (26,966)
===============================================================

     During the year ended December 31, 1998, the valuation allowance decreased by $18,496. Approximately $12,300 of the reduction did not effect the provision for income taxes as the related deferred tax assets were reduced by a like amount. The remaining reduction was primarily due to changes in economic circumstances which made the utilization of certain Non-U.S. net operating loss carryforwards more likely than not.

     U.S. operating loss carryforwards of approximately $15,000 will expire in 2012. Non-U.S. loss carryforwards of $52,353 will expire at various times through 2003. Non-U.S. loss carryforwards of $72,378 have an indefinite life. An income tax benefit of $1,371 and $602 related to employee stock options was credited to shareholders' equity in 1998 and 1997, respectively. No provision was made for U.S. taxes payable on undistributed earnings amounting to approximately $224,918, $167,400 and $167,000 in 1998, 1997 and 1996,
respectively, as such amounts are permanently reinvested.

Note 9. Short-Term Debt

     In April 1998, the Company replaced its existing $125,000 bank credit facility with a new $250,000 bank credit facility. The new credit facility, which is provided by a global bank syndicate comprising twelve banks, is unsecured and has a three-year term. The new credit facility includes subfacilities for borrowings in foreign currencies and for the issuance of letters of credit. The base interest rates applicable to borrowings may be fixed or various floating rates, depending on the type and currency of the borrowing. Interest spreads and fees are based upon the Company's fixed charge coverage ratio for the preceding four quarters. The terms of the credit agreement contain, among other things, limitations on debt of the Company and its subsidiaries and financial covenants requiring the Company to maintain compliance with a minimum fixed charge coverage ratio requirement and a maximum leverage ratio requirement. As of December 31, 1998, the Company was in compliance with such requirements. At December 31, 1998 and 1997,

$24,308 and $23,001, respectively, were drawn against the credit facilities. The nominal value of the borrowings approximates fair value. There are no compensating balance requirements or material commitment fees associated with the credit facility.

     In addition, the Company has established unsecured lines of credit with four banks, totaling $45,000, to meet short-term cash requirements of the business. These unsecured lines of credit provide loans at floating interest rates. At December 31, 1998, approximately $16,100 was outstanding under these arrangements.

     The weighted-average interest rates on short-term debt at December 31, 1998 and 1997, respectively, were 2.90% and 0.63%. The Company's short-term borrowings at December 31, 1998 were in the United States and Japan. At December 31, 1997 the Company's short-term borrowings were in Japan.

Note 10. Financial Instruments with Off-Balance-Sheet Risk

     The Company uses foreign exchange forward contracts to hedge significant known transactional exposures. The Company conducts its business in a wide variety of foreign currencies. The Company enters into various foreign exchange forward contracts to manage its exposure against adverse changes in foreign exchange rates. The notional amounts for foreign exchange forward contracts represent the U.S. dollar equivalent of an amount exchanged. Foreign currency forward exchange contracts are designated for established and committed transactions that are expected to occur in less than one year. Gains or losses on such contracts were not material to the consolidated financial statements for the years ended December 31, 1998 and 1997.

     The following table represents the gross notional amounts of foreign exchange forward contracts in U.S. dollars:

                                               December 31,
                                          ---------------------
                                            1998           1997
===============================================================
Australian dollars                        $  827         $   --
Japanese yen                                 600             --
German deutsche marks                        482             --
French francs                                397          1,567
Netherland guilders                          149            688
British pounds                               125             --
Spanish pesetas                               93            646
Italian lire                                  92          1,577
Other                                        529            615
---------------------------------------------------------------
   Total                                  $3,294         $5,093
===============================================================

     In early 1999, the Company entered into additional foreign exchange forward contracts totaling $33,964 to hedge other known transactional exposures. These forward contracts mature in monthly installments at various dates during 1999.

     The Company does not utilize derivative financial instruments for trading or other speculative purposes.

Note 11. Capital Stock

     The Company has authority to issue 160,000,000 shares of which 150,000,000 represent shares of ACNielsen Common Stock, 5,000,000 represent shares of Preferred Stock and 5,000,000 represent shares of Series Common Stock. The Board of Directors is authorized to issue one or more series of Preferred Stock and Common Stock, and to establish the number of shares in that series, voting rights (if any), consideration for such shares, and other rights or restrictions of the shares in that series. At December 31, 1998, no Preferred Stock or Series Common Stock had been issued.

     In October 1996, the Company adopted a Shareholders' Rights Plan. Under the plan, each share of the Company's Common Stock has a right which trades with the stock until the right becomes exercisable. Each right entitles the shareholders to buy 1/1,000 of a share of Series A Junior Participating Preferred Stock of the Company at a purchase price of $108 per 1/1,000 of a share, subject to adjustment. The rights will not be exercisable until a person or group ("Acquiring Person") acquires beneficial ownership of, or commences a tender offer for, 15% or more of the Company's outstanding Common Stock.

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

     The terms of the Indemnity and Joint Defense Agreement (see Note 14) limit the Company's ability to make certain payments ("Restricted Payments"), including payments for dividends and stock repurchases. Pursuant to such limitation, the aggregate amount of all Restricted Payments made by the Company cannot exceed the sum of $15,000 and 20% of the Company's cumulative net earnings, as defined, from November 1, 1996. The Board of Directors has authorized the Company to repurchase ACNielsen Common Stock up to the amount permitted by the Indemnity and Joint Defense Agreement. During 1998, the Company repurchased 1,204,325 shares of its Common Stock for a total of $29,515.

Note 12. Other Transactions with Affiliates

     Prior to the Distribution Date, the Company participated in D&B's centralized cash management system to finance its operations. Cash deposits from most of the Company's businesses were transferred to D&B on a daily basis, and D&B funded the Company's disbursement bank accounts as required. No interest was charged on these transactions.

     D&B historically provided certain centralized services to the Company. Prior to the Distribution Date, expenses related to these services were allocated to the Company based on utilization of specific services or, where not estimable, based on assets employed by the Company in proportion to D&B's total assets. Management believes these allocation methods were reasonable. These allocations totaled $82,600 for the ten months ended October 31, 1996 and are included in operating costs and selling and administrative expenses in the Consolidated Statements of Income. Amounts due to D&B for these expenses were included in Divisional Equity.

     The Company provided certain services to D&B and affiliates at negotiated prices. Operating revenue from such services totaled $895 for the ten months ended October 31, 1996.

     Net transfers to/from D&B, included in Divisional Equity, included advances and loans from affiliates, net cash transfers to/from D&B, third-party liabilities paid on behalf of the Company by D&B, amounts due to/from D&B for services and other charges, and income taxes paid on behalf of the Company by D&B. No interest has been charged on these transactions. The weighted-average balance due to D&B was $324,578 for the ten months ended October 31, 1996.

     The activity in the net transfers from (to) D&B account, included in Divisional Equity is summarized as follows:

                                                   Ten Months Ended
                                                   October 31, 1996
===================================================================
D&B services and other charges                            $  88,059
Loans and advances-net                                     (379,189)
U.S. income taxes                                           (12,507)
Cash transfers-net                                          349,847
-------------------------------------------------------------------
Net transfers from D&B                                    $  46,210
===================================================================

Note 13. Leases and Other Commitments

     Certain of the Company's operations are conducted from leased facilities, which are under operating leases. Rental expense under real estate operating leases, net of sublease rentals, for the years 1998, 1997 and 1996 was $39,361, $37,021, and $38,427, respectively. The totals include $98 for the ten months ended October 31, 1996 for facilities usage charged by D&B or an affiliate.

     The Company also leases or participates with D&B in leases of certain computer and other equipment under operating leases. These leases are frequently renegotiated or otherwise changed as advancements in computer technology produce opportunities to lower costs and improve performance. Rental expense under computer and other equipment leases was $26,248, $23,141 and $26,570 for 1998, 1997 and 1996, respectively.

     At December 31, 1998, the approximate minimum annual rental expense for real estate and computer and other equipment under operating leases that have remaining noncancelable lease terms in excess of one year, net of sublease rentals, is as follows:

                                      Computer &
                                        Other
Years Ended        Real Estate        Equipment
================================================
1999                  $ 37,200          $ 19,818
2000                    31,627            13,550
2001                    26,395             6,028
2002                    16,577             2,508
2003                    11,657             1,727
Thereafter              18,570             5,049
------------------------------------------------
                      $142,026          $ 48,680
================================================


     The Company has agreements with third parties, including D&B, for certain data processing services, extending beyond one year. At December 31, 1998, the minimum annual services covered by these agreements are approximately as follows:

Years Ended
================================================
1999                                     $14,234
2000                                      11,561
2001                                       5,152
2002                                       2,274
2003                                       1,753
Thereafter                                    --
------------------------------------------------
                                         $34,974
================================================

     Prior to the Distribution, the Company entered into certain lease or sublease agreements with D&B, Cognizant, affiliates or third parties for certain leased facilities, computer and other equipment, which principally are a continuation of existing lease commitments at market rates. The commitments are included in the amounts disclosed above.

Note 14. Litigation

     On July 29, 1996, Information Resources, Inc. ("IRI") filed a complaint in the United States District Court for the Southern District of New York, naming as defendants The Dun & Bradstreet Corporation ("Old D&B"), A.C. Nielsen Company which is a subsidiary of the Company ("ACNielsenCo"), and I.M.S. International, Inc. ("IMS"), formerly a subsidiary of Cognizant Corporation ("Cognizant") and currently a subsidiary of IMS Health Incorporated (the "IRI Action").

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

     IRI's complaint alleges damages in excess of $350,000, which amount IRI has asked to be trebled under the antitrust laws. IRI also seeks punitive damages in an unspecified amount.

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

     On June 3, 1997, defendants filed an answer and counterclaims. Defendants denied all material allegations of the complaint. In addition, ACNielsenCo asserted counterclaims against IRI alleging that IRI has made false and misleading statements about ACNielsenCo's services and commercial activities and that such conduct constitutes a violation of Section 43(a) of the Lanham Act and unfair competition. ACNielsenCo seeks injunctive relief and damages.

     On July 7, 1997, IRI filed an amended complaint seeking to replead the claim of attempted monopolization in the United States, which had been dismissed by the Court in its May 6, 1997 decision. By notice of motion dated August 18, 1997, defendants moved for an order dismissing the amended claim. On December 1, 1997, the Court denied defendants' motion. Discovery is currently ongoing.

     In connection with the IRI Action, Old D&B, Cognizant (the former parent company of IMS) and the Company entered into an Indemnity and Joint Defense Agreement (the "Indemnity and Joint Defense Agreement") pursuant to which they agreed (i) to certain arrangements allocating potential liabilities ("IRI Liabilities") that may arise out of or in connection with the IRI Action and
(ii) to conduct a joint defense of such action. In particular, the Indemnity and Joint Defense Agreement provides that the Company will assume exclusive liability for IRI Liabilities up to a maximum amount to be calculated at the time such liabilities, if any, become payable (the "ACN Maximum Amount"), and that Cognizant and Old D&B will share liability equally for any amounts in excess of the ACN Maximum Amount. The ACN Maximum Amount will be determined by an investment banking firm as the maximum amount which the Company is able to pay after giving effect to (i) any plan submitted by such investment bank which is designed to maximize the claims paying ability of the Company without impairing the investment banking firm's ability to deliver a viability opinion (but which will not require any action requiring stockholder approval), and (ii) payment of related fees and expenses. For these purposes, financial viability means the ability of the Company, after giving effect to such plan, the payment of related fees and expenses and the payment of the ACN Maximum Amount, to pay its debts as they become due and to finance the current and anticipated operating and capital requirements of its business, as reconstituted by such plan, for two years from the date any such plan is expected to be implemented.

     The Indemnity and Joint Defense Agreement also imposes certain restrictions on the payment of cash dividends and the ability of the Company to purchase its stock.

     In June 1998, (i) Old D&B changed its name to R.H. Donnelley Corporation and spun off (the "D&B Spin") a company now named The Dun & Bradstreet Corporation ("New D&B"), and (ii) Cognizant changed its name to Nielsen Media Research, Inc. ("NMR") and spun off (the "Cognizant Spin") a company named IMS Health Incorporated ("IMS Health"). Pursuant to the terms of a Distribution Agreement dated as of October 28, 1996 among the Company, Old D&B and Cognizant, New D&B was required as a condition to the D&B Spin, and IMS Health was required as a condition to the Cognizant Spin, to undertake to the Company to be jointly and severally liable with its former parent company for, among other things, the obligations of such former parent company under the Indemnity and Joint Defense Agreement. Each of New D&B and IMS Health did provide such undertaking to the Company.

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

Note 15. Supplemental Financial Data

   Accounts Receivable-Net:                           1998            1997
===========================================================================
Trade                                              $232,167        $224,038
Less: allowance for doubtful accounts               (13,890)        (12,114)
Unbilled receivables                                 30,975          21,089
Other                                                30,456          27,808
---------------------------------------------------------------------------
                                                   $279,708        $260,821
===========================================================================


   Other Current Assets:                              1998            1997
===========================================================================
Deferred taxes                                     $ 26,449        $ 11,129
Prepaid expenses                                     30,078          27,294
---------------------------------------------------------------------------
                                                   $ 56,527        $ 38,423
===========================================================================


   Property, Plant and Equipment-Net:                 1998            1997
===========================================================================
Land                                               $  4,376         $ 4,545
Buildings                                            48,504          50,216
Computer Hardware and Other Equipment               353,226         363,536
Leasehold Improvements                               32,994          30,356
Less: accumulated depreciation and amortization    (281,436)       (282,993)
---------------------------------------------------------------------------
                                                   $157,664        $165,660
===========================================================================


   Accounts Payable:                                  1998            1997
===========================================================================
Trade                                              $ 53,542        $ 47,303
Taxes other than income taxes                        29,641          27,727
Other                                                 7,748          11,878
---------------------------------------------------------------------------
                                                   $ 90,931        $ 86,908
===========================================================================


   Accrued and Other Current Liabilities:             1998            1997
===========================================================================
Salaries, wages, bonuses and
   other compensation                              $ 85,112        $ 66,093
Deferred revenue and advance billings                44,715          44,045
Postemployment benefits                              18,665          41,590
Other                                               159,904         149,794
---------------------------------------------------------------------------
                                                   $308,396        $301,522
===========================================================================

                                         Intangibles
   Intangibles and Other Assets,              and        Computer
   Computer Software and Goodwill:       Other Assets    Software       Goodwill
================================================================================
January 1, 1997                           $  48,610     $  37,858     $ 204,022
Additions, at cost                           11,182        14,774        34,885
Amortization                                 (9,883)      (19,037)      (10,114)
Increase in deferred income taxes             2,076            --            --
Foreign translation, asset write-offs
   and other                                  3,016        (8,307)       (8,310)
--------------------------------------------------------------------------------
December 31, 1997                            55,001        25,288       220,483
Additions, at cost                           21,412        34,620       120,930
Amortization                                (11,344)      (17,913)      (10,093)
Increase in deferred income taxes             3,405            --            --
Foreign translation, asset write-offs
   and other                                  1,415           593        (2,994)
================================================================================
December 31, 1998                         $  69,889     $  42,588     $ 328,326
================================================================================

     Accumulated amortization of intangibles and other assets, computer software, and goodwill was $172,974 and $164,285 at December 31, 1998 and 1997, respectively.

--------------------------------------------------------------------------------

Note 16. Operations by Geographic Segment

     The Company, operating globally, delivers market research, information and analysis to the consumer products and service industries. The Company is organized into three geographic regions-the Americas; Europe, Middle East and Africa; and Asia Pacific. A senior executive is responsible for the performance of each geographic region. The Company evaluates regional performance based on operating income, prior to special charges and excluding incremental costs of Year 2000 computer software modifications.

     Financial information by geographic area is summarized as follows. Inter-area sales were not significant.

                                               Operating      Operating                   Depreciation       Capital        Computer
                                                Revenue    Income (Loss)(1)     Assets    & Amortization  Expenditures(2)   Software
====================================================================================================================================
1998
United States                                 $  390,374     $   39,041      $  307,623     $   26,346     $    9,675     $   19,089
Canada/Latin America                             188,396         31,797         135,523          9,720          8,231          1,827
------------------------------------------------------------------------------------------------------------------------------------
   Total Americas                                578,770         70,838         443,146         36,066         17,906         20,916
Europe, Middle East and Africa                   589,620         29,158         470,778         32,106         17,618         12,742
Asia Pacific                                     257,006          7,546         211,693         17,706         19,851            962
------------------------------------------------------------------------------------------------------------------------------------
   Total                                      $1,425,396     $  107,542      $1,125,617     $   85,878     $   55,375     $   34,620
====================================================================================================================================
1997
United States                                 $  310,037     $   19,510      $  278,865     $   23,095     $    9,206     $   12,168
Canada/Latin America                             203,978         23,723         144,320         12,526          8,598            216
------------------------------------------------------------------------------------------------------------------------------------
   Total Americas                                514,015         43,233         423,185         35,621         17,804         12,384
Europe, Middle East and Africa                   579,050         21,192         396,087         36,411         18,144          2,275
Asia Pacific                                     298,522         (3,669)        219,836         20,826         12,479            115
------------------------------------------------------------------------------------------------------------------------------------
   Total                                      $1,391,587     $   60,756      $1,039,108     $   92,858     $   48,427     $   14,774
====================================================================================================================================
1996
United States                                 $  286,522     $   (4,912)     $  269,397     $   22,296     $   10,565     $   10,598
Canada/Latin America                             185,516         22,210         136,656         10,459         15,299            728
------------------------------------------------------------------------------------------------------------------------------------
   Total Americas                                472,038         17,298         406,053         32,755         25,864         11,326
Europe, Middle East and Africa                   597,669         21,828         399,890         37,702         25,442         12,443
Asia Pacific                                     288,937        (10,971)        230,125         22,717         14,197            681
------------------------------------------------------------------------------------------------------------------------------------
   Total                                      $1,358,644     $   28,155      $1,036,068     $   93,174     $   65,503     $   24,450
====================================================================================================================================

   Reconciliation of Segment Operating Income to Pre-Tax Income:            1998                      1997                    1996
====================================================================================================================================
Segment Operating Income                                                 $ 107,542                $  60,756                $  28,155
------------------------------------------------------------------------------------------------------------------------------------
Special Charge(1)                                                               --                  (36,000)                      --
Year 2000 Expenses                                                         (15,911)                      --                       --
------------------------------------------------------------------------------------------------------------------------------------
   Reported Operating Income                                                91,631                   24,756                   28,155
Other Income-Net(3)                                                          6,985                   43,788                    2,339
------------------------------------------------------------------------------------------------------------------------------------
   Pre-Tax Income                                                        $  98,616                $  68,544                $  30,494
====================================================================================================================================

(1) The 1997 special charge of $36,000 ($2,200 in Canada/Latin America, $4,000 in Europe, Middle East and Africa, $29,800 in Asia Pacific) was recorded in the fourth quarter. (See Note 3 to the Consolidated Financial Statements.)

(2) Capital expenditures relate only to long-lived assets and do not include additions to intangibles and other assets, and goodwill of $142,342, $46,067 and $4,402 in 1998, 1997 and 1996, respectively.

(3) 1997 Other Income-Net includes a non-operating gain on sale of investments of $39,039.


Note 17. Earnings Per Share
(Amounts in thousands, except per share data)

   The following table sets forth the computation of basic and diluted earnings per share:           1998         1997         1996
====================================================================================================================================
Weighted-average number of Shares Outstanding Basic EPS                                             57,236       57,139       56,712
Dilutive Effect Of:
   Stock Options                                                                                     2,598        1,230          270
------------------------------------------------------------------------------------------------------------------------------------
Weighted-average number of Shares Outstanding and Common Stock Equivalents Diluted EPS              59,834       58,369       56,982
====================================================================================================================================
Net Income                                                                                         $57,209      $35,897      $15,844
====================================================================================================================================
Basic Earnings Per Share                                                                           $  1.00      $   .63      $   .28
====================================================================================================================================
Diluted Earnings Per Share                                                                         $   .96      $   .62      $   .28
====================================================================================================================================

All periods prior to November 1, 1996 reflect the adjusted share and option activity of The Dun & Bradstreet Corporation. Options to purchase 1,309,900 shares of common stock at share prices ranging from $26.19 to $27.75 and 1,864,788 shares of common stock at share prices ranging from $16.08 to $17.05 per share were outstanding at the end of the years 1998 and 1996, respectively, but were not included in the computation of diluted EPS because the options' exercise price was greater than the average market price of the common shares.


Note 18. Quarterly Financial Data (Unaudited)
(Amounts in thousands, except per share data)

                                                                             Three Months Ended
                                                       =============================================================
                                                         March 31          June 30      September 30     December 31         Year
====================================================================================================================================
1998
Operating Revenue                                       $  325,801       $  346,495      $  364,665      $  388,435       $1,425,396
Operating Income                                        $      204       $   25,920      $   28,824      $   36,683       $   91,631
Net Income                                              $    1,799       $   16,088      $   17,703      $   21,619       $   57,209
Earnings Per Share:
      Basic                                             $      .03       $      .28      $      .31      $      .38       $     1.00
      Diluted                                           $      .03       $      .27      $      .30      $      .36       $      .96
Average Number of Shares Outstanding:
      Basic                                                 57,359           57,281          57,111          57,197           57,236
      Diluted                                               59,353           59,670          59,013          59,607           59,834
====================================================================================================================================
1997
Operating Revenue                                       $  324,774       $  356,325      $  346,864      $  363,624       $1,391,587
Operating (Loss) Income                                 $   (9,178)      $   18,657      $   23,143      $   (7,866)(1)   $   24,756
Net (Loss) Income                                       $   (4,116)      $   10,249      $   13,731      $   16,033 (2)   $   35,897
(Loss) Earnings Per Share:
      Basic                                             $     (.07)      $      .18      $      .24      $      .28       $      .63
      Diluted                                           $     (.07)      $      .18      $      .23      $      .27       $      .62
Average Number of Shares Outstanding:
      Basic                                                 56,919           57,035          57,209          57,388           57,139
      Diluted                                               56,919           57,536          59,540          59,259           58,369
====================================================================================================================================

(1) Includes a special charge of $36,000 pre-tax ($28,200 after-tax) or $.49 per basic share, $.48 per diluted share.

(2) Includes a non-operating gain on the sale of investments of $39,039 ($28,200 after tax), or $.49 per basic share, $.48 per diluted share.

ACNIELSEN CORPORATION

SUMMARY FINANCIAL DATA
(Dollar amounts in millions, except per share data)

                                                                                            Years Ended December 31,
                                                                           ========================================================
                                                                             1998        1997        1996       1995(1)     1994(2)
===================================================================================================================================
Income Statement Data:
Operating Revenue                                                          $ 1,425     $ 1,392     $ 1,359     $ 1,281      $ 1,092
Net Income (Loss)                                                          $    57     $    36     $    16     $  (231)     $   (65)
Actual and Pro Forma Earnings (Loss) Per Share of Common Stock:
   Basic(3)                                                                $  1.00     $   .63     $   .28     $ (4.09)     $ (1.15)
   Diluted(3)                                                              $   .96     $   .62     $   .28     $ (4.09)     $ (1.15)
Balance Sheet Data:
Total Assets                                                               $ 1,126     $ 1,039     $ 1,036     $   943      $   958
Long-term Debt                                                             $    23     $     8     $     3     $     6      $     9
===================================================================================================================================

(1) Net Income (Loss) in 1995 includes a special charge in the fourth quarter of $152 million pre-tax ($141 million after-tax or $2.50 per basic and diluted share) for costs principally associated with asset impairments, software write-offs and contractual obligations that have no future economic benefit, and an incremental postemployment benefit expense of $32 million pre-tax ($24 million after-tax or $.43 per basic and diluted share).

(2) Net Income (Loss) includes restructuring expense of $9 million pre-tax in 1994.

(3) The computation of pro forma Earnings (Loss) per share for the periods prior to November 1, 1996 (the Distribution), is based on the average number of shares of D&B Common Stock and Common Stock Equivalents outstanding during the respective periods, adjusted for the one-for-three distribution ratio.