Form 10-K, Exhibit 13
period 1999-12-31
ACNIELSEN CORP
filed 2000-03-27
CIK 1019878

EXHIBIT 13

ACNielsen Corporation
Management's Discussion and Analysis
of Financial Condition and Results of Operations
(Dollar amounts in thousands, except per share data)


Year-ended December 31, 1999
Compared with Year-ended December 31, 1998

     ACNielsen Corporation ("ACNielsen" or "the Company") reported net income of $56,967 or $.95 per diluted share in 1999, which included a $20,173 or $.34 per diluted share charge, reflecting the cumulative effect of a change in accounting for costs of start-up activities. (See Note 2 to the Consolidated Financial Statements.) Net income also includes an after-tax expense of $7,247 or $.12 per share for Year 2000 system modification costs and a negative after-tax impact of $4,951 or $.08 per share from foreign currency translation.

     Income before the cumulative effect of change in accounting principle was $77,140, an increase of 34.8% over $57,209 reported in 1998. Diluted earnings per share before the cumulative effect of a change in accounting was $1.29, up 34.4% from $0.96 in 1998.

     Revenue increased 7.0% in 1999 to $1,525,375 from $1,425,396 in 1998, reflecting local currency growth of 9.3% and a negative $32,354 impact from translating foreign currencies to the U.S. dollar. Total Americas revenue increased 13.8% to $658,811 from $578,770, after a negative $24,462 impact from foreign currency translation, primarily the result of devalued currencies in Latin America. In the United States revenue grew 22.5%, reflecting continued strong growth in account-level and consumer panel services and the year-over-year impact of the ACNielsen BASES and Market Decisions acquisitions. Revenue for the Europe, Middle East & Africa ("EMEA") region was $594,509, up slightly as compared to $589,620 in 1998, reflecting the negative impact of foreign currency translation. In local currency, the region achieved a 4.1% gain in revenue. Asia Pacific's revenue increased 5.9%, to $272,055 from $257,006, reflecting positive foreign currency translation impact and modest growth in the underlying businesses. Asia Pacific's local currency revenue increased 1.3%.

     ACNielsen reported operating income of $121,786 reflecting a 32.9% improvement over $91,631 in the prior year after absorbing a negative $8,251 impact from foreign currency translation and $1,092 of start-up costs for the ACNielsen eRatings.com business. In local currency, operating income improved 41.9% as the result of profitable revenue growth and improved operating efficiencies.

     The Company reported operating costs of $758,559 in 1999, an 8.3% increase from $700,740 in 1998. Expense growth resulted from higher staffing in the U.S. to support the higher revenue base, EMEA's investment in enhancing scanning coverage and consumer panels, the impact of expensing start-up costs in 1999 versus amortization of deferred start-up costs in prior years, and the consolidated expenses from acquired companies, partially offset by the impact of the strong U.S. dollar.

     Selling and administrative expenses of $549,816 increased 3.5% from $531,236 reported in 1998, reflecting the impact of expenses from acquisitions partially offset by favorable currency translation.

     ACNielsen reported other income-net of $6,780 compared with other income-net of $6,985 in 1998. This decrease results from higher interest expense on higher borrowings partially offset by increased gains on foreign exchange.

     The following discusses results on a geographic basis.

     Total Americas revenue increased 13.8% in 1999 to $658,811 from $578,770 in 1998. Excluding the negative impact of currency translation of $24,462, revenue grew 18.1%, reflecting solid growth in the U.S. and the acquisition of ACNielsen BASES and Market Decisions. Operating income for the Americas region increased 19.8% to $84,879 from $70,838 including $6,732 of negative foreign currency translation impact primarily from the weakening of Latin America currencies. In local currency, Americas operating income grew 29.3%. Revenue in the United States climbed 22.5% to $478,146 driven by continued growth in account-level and consumer panel services, revenue from new clients and new products, and the acquisition impact of ACNielsen BASES (acquired in June 1998) and Market Decisions (acquired in June 1999). Excluding the impact of these acquisitions, U.S. revenue growth was 10.2%. In the United States, operating income increased 44.4%, to $56,364 from $39,041, driven by strong revenue growth in higher-margin services and income from acquisitions. Excluding the results of acquisitions, operating income for the United States increased 39.6%. In Canada and Latin America, revenue declined 4.1% to $180,665 from $188,396, due to a $24,466 negative impact from foreign currency translation. Local currency revenue was up 8.9% on higher retail measurement sales in Canada, Mexico and Brazil. Canada and Latin America operating income decreased 10.3% to $28,515 from $31,797 due to negative foreign currency impacts in Latin America. Local currency operating income advanced 10.9% on profitable growth of Canada and Mexico retail measurement services, partially offset by the absence of customized research studies for the Mexican government that occurred in 1998.

     EMEA's revenue of $594,509 was up slightly as compared with $589,620 in 1998, after absorbing a negative $19,572 foreign currency translation impact caused primarily by the weakness of the Euro. In local currency, EMEA revenue increased 4.1%, driven by solid revenue growth in the United Kingdom, France, the Nordic countries, South Africa, and Turkey. During 1999, EMEA made overall improvements in quality, speed and service, and expanded both its account-level and consumer panel services. Operating income grew 4.6% to $30,511, including a negative $3,415 impact from foreign currency translation. Local currency operating income increased 16.4% benefiting from continued operational and cost efficiencies.

     Asia Pacific's revenue increased 5.9% to $272,055 from $257,006 in 1998 due to strengthening of local currencies, growth in North and Southeast Asia and higher revenue overall in retail measurement, consumer panel and proprietary customized research products offset by a decline in non-proprietary customized research due to recessionary pressures. Local currency revenue grew a modest 1.3%. Operating income grew to an all time high of $19,566 from $7,546 in the prior year led by increases in North and Southeast Asia and Japan, a shift to a more profitable revenue mix, and a favorable impact from foreign currency translation. Local currency operating income increased 136.4%, before a favorable impact of $1,730 from foreign currency translation.

Year-ended December 31, 1998 Compared with Year-ended December 31, 1997

     ACNielsen reported net income of $57,209, an increase of 59.4% from net income of $35,897 reported in 1997. Diluted earnings per share in 1998 was $.96, up 54.8% from $.62 in 1997. Net income includes an after-tax expense of $9,228 or $.15 per share for Year 2000 system modifications and a negative after-tax impact of $8,091 or $.14 per share resulting from foreign currency translation.

     Revenue increased 2.4% in 1998 to $1,425,396 from $1,391,587 in 1997, reflecting a negative $90,192 impact from translating foreign currencies to the U.S. dollar. In local currency, revenue advanced 8.9%. Total Americas revenue increased 12.6% to $578,770 from $514,015, after a negative $15,972 impact from foreign currency translation. In the United States, excluding the impact of the acquisition of ACNielsen BASES and ACNielsen EDI, revenue grew 10.5%. Growth in U.S. revenue was driven by continued strong sales of account-level services, consumer panel services and new clients. Including results of the acquired businesses, U.S. revenue grew 25.9% to $390,374 from $310,037. Revenue for the EMEA region increased 1.8%, to $589,620 from $579,050, reflecting a negative $20,326 impact from foreign currency translation. In local currency, the region achieved a 5.3% gain in revenue. Asia Pacific's revenue declined 13.9%, to $257,006 from $298,522, reflecting $53,894 in negative foreign currency translation impact and the difficult economic climate. However, local currency revenue increased 4.1%, despite economic turmoil in a number of countries in the region.

     ACNielsen reported operating income in 1998 of $91,631 compared with operating income of $24,756 in 1997. Operating income in 1997 included a special pre-tax charge of $36,000. Excluding the special charge in 1997, operating income increased 50.8% to $91,631 from $60,756. Operating income in 1998 included $15,911 of incremental Year 2000 costs.

     The Company reported operating costs of $700,740 in 1998, a 2.9% decrease from $722,035 in 1997. Expense growth was held down by the impact of the strong U.S. dollar and productivity improvements, and the absence of costs from the Company's Latin America media business, partially offset by the inclusion in 1998 of expenses of acquired companies.

     Selling and administrative expenses of $531,236 increased 3.0% from $515,938 reported in 1997, reflecting the favorable impact of currency translation. Excluding the impact of foreign currency translation and acquisitions, selling and administrative expenses increased 5.5%.

     ACNielsen reported other income-net of $6,985 compared with other income-net of $43,788 in 1997. Other income-net in 1997 included a $39,039 pre-tax gain from the sale of investments. (See Note 4 to the Consolidated Financial Statements.) Excluding this gain, other income-net increased $2,236, reflecting lower interest rates on borrowings, and interest income earned from notes receivable from IBOPE Media Information ("IBOPE"). The notes were partial consideration for the Latin America media business assets that were transferred to IBOPE in the first quarter of 1998.

     The following discusses results on a geographic basis and excludes the 1997 special charge, as follows: $2,200 in Canada/Latin America, $4,000 in EMEA and $29,800 in Asia Pacific, including $22,300 for ACNielsen Japan.

     Total Americas revenue increased 12.6% in 1998 to $578,770 from $514,015 in 1997, driven by continued robust growth in the United States. In local currency, the region's revenue increased 15.7%. Operating income for the Americas region increased 63.9% to $70,838 from $43,233 as the United States more than doubled its operating income and Canada and Latin America delivered strong improvements. Revenue in the United States increased 25.9% reflecting the acquisition of ACNielsen BASES and ACNielsen EDI (acquired in December 1997); strong demand for account-level information; growth in consumer panels, particularly from new syndicated services; and the addition of new clients. In the United States, operating income more than doubled, to $39,041 from $19,510, driven by strong revenue growth and income from acquisitions. Excluding the results of acquisitions, operating income for the United States increased 74.6% to $34,064. In Canada and Latin America, revenue declined 7.6%, due to the absence of revenue from the Company's Latin America media business, which was transferred to the IBOPE joint venture during the first quarter of 1998 and a $15,972 negative impact from foreign currency translation. Local currency revenue was up 0.2%, as higher retail measurement sales in Canada, Colombia, Mexico and Brazil offset the absence of the media revenue. Despite a negative currency translation impact of $4,339, operating income grew 34.0%, to $31,797 from $23,723, benefiting from continued operational and cost efficiencies, income from customized research studies for the Mexican government, and the elimination of losses from the transferred media business. This strong increase resulted in an operating margin of 16.9%.

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

     Asia Pacific's revenue decreased 13.9% to $257,006 from $298,522 in 1997, but despite economic turmoil in a number of countries, local currency revenue grew 4.1%. Local currency revenue growth in the region was attributable to China and the Philippines, new revenue from India, higher sales of retail and media measurement services in the Pacific sub-region, and customized research services in Japan. The region reported operating income of $7,546, compared with an operating loss of $3,669 in 1997. The substantial improvement was attributed to the performance of ACNielsen Japan, which nearly broke even after reporting a $10,598 operating loss in 1997; and improved region-wide operating efficiency and productivity; higher margins in customized research; and the introduction of proprietary products. Local currency operating income increased by $19,788, before a negative impact of $8,573 from foreign currency translation.

     Income Taxes - The Company's income tax provision was $51,426, $41,407, and $32,647 in 1999, 1998, and 1997, respectively. Excluding the impact on the tax provision of the special charge and gains on sale of investments in 1997, the Company's effective tax rates were 40.0%, 42.0%, and 45.2% in 1999, 1998 and 1997, respectively. The decrease in the effective tax rate reflected the impact of global tax planning strategies.

ACNielsen Corporation
Management's Discussion and Analysis
of Financial Condition and Results of Operations
(Dollar amounts in thousands, except per share data)


     New Accounting Pronouncements Adopted in 1999 - The Company has adopted Statement of Position ("SOP") 98-5, "Reporting on the Costs of Start-Up Activities," which requires that costs of start-up activities be expensed as incurred. Adoption of this SOP resulted in one-time, non-cash, after-tax charge of $20,173, which was recorded as a cumulative effect of a change in accounting principle-net of tax. However, the adoption of the SOP did not have a material impact on the Company's 1999 results of operations.

     In addition, the Company adopted Statement of Financial Accounting Standards ("SFAS") No. 133, "Accounting for Derivative Instruments and Hedging Activities." SFAS No. 133 requires that every derivative instrument (including certain derivative instruments embedded in other contracts) be recorded in the balance sheet as either an asset or liability measured at its fair value. The statement requires that changes in the derivative's fair value be recognized currently in earnings unless specific hedge accounting criteria are met. Special accounting for qualifying hedges allows a derivative's gains and losses to offset related results on the hedged item in the income statement. The adoption of SFAS No. 133 did not have a material effect on earnings or the financial position of the Company.

     Non-U.S. Operating and Monetary Assets - ACNielsen operates globally. Nearly 69% and 73% of ACNielsen's revenue was generated from non-U.S. operations during 1999 and 1998, respectively. During 1999, EMEA and Asia Pacific operations contributed 39% and 18% of reported Company revenue, respectively, while revenue from countries in Latin America comprised less than 8% of consolidated revenue. Primarily as a result of these non-U.S. operations, changes in the value of local currencies relative to the U.S. dollar may increase the volatility of the U.S. dollar operating results in the future. In 1999 and 1998, foreign currency translation decreased U.S. dollar revenue growth by approximately 2.3% and 6.5%, respectively. Operating income growth in 1999 and 1998 was reduced by approximately $8,000 and $14,000, respectively. ACNielsen has entered into foreign exchange forward contracts to hedge against significant known transactional exposures.

     Non-U.S. monetary assets are maintained in currencies other than the U.S. dollar, principally in the United Kingdom, Brazil, Spain, New Zealand and Italy. Changes in the value of these currencies relative to the U.S. dollar are charged or credited to the accumulated other comprehensive income section of shareholders' equity. In 1999, the economies of certain Eastern European countries were considered highly inflationary, and the U.S. dollar was designated as the functional currency; therefore, translation and transaction adjustments related to these countries were charged or credited to other income (expense)-net. The effect of exchange rate changes decreased the U.S. dollar amount of cash and cash equivalents by $6,324 in 1999 and $5,393 in 1998.

     Liquidity and Capital Resources - At December 31, 1999, cash and cash equivalents totaled $135,199, an increase of $34,666 from December 31, 1998, and short-term debt totaled $109,164, an increase of $60,132 from December 31, 1998. The net increase in short-term debt over cash of $25,466 at December 31, 1999 reflects $51,041 paid for the acquisition of businesses, $14,608 paid for treasury stock repurchases, $5,607 paid relating to special charges and $7,336 paid for postemployment benefits partially offset by cash generated from operations. The Company plans to incur approximately $160,000 in cash expenditures for Operation Leading Edge over three years with an estimated $65,000, $65,000 and $30,000 disbursed in 2000, 2001 and 2002, respectively. Net cash outlays will be about $60,000, after about $100,000 in anticipated savings over 2000 through 2002. (See Note 17 to the Consolidated Financial Statements.) ACNielsen also expects cash outlays in 2000 of $25,489 for prior acquisitions and $50,000 during 2000 and 2001 to roll out the ACNielsen eRatings.com service. In addition, the Board of Directors has authorized the Company to repurchase its common stock up to the amount permitted by the Indemnity and Joint Defense Agreement. (See Note 11 to the Consolidated Financial Statements.)

     Net cash provided by operating activities aggregated $147,003, $123,859 and $93,870 in 1999, 1998 and 1997, respectively. The increase in cash provided by operating activities in 1999 reflected increased cash income ($17,189), and a reduction in payments related to special charges ($23,696) partially offset by increased accounts receivable ($15,609) reflecting revenue growth and increased client advance billings.

     Net cash used in investing activities totaled $154,066 for 1999 compared with $223,052 and $56,071 in 1998 and 1997, respectively. The decrease in cash usage in 1999 of $68,986 reflected lower cash paid for business acquisitions ($54,407) and the absence of deferred start-up costs in 1999 offset by increased capital expenditures ($3,208) and software expenditures ($6,242).

     Capital expenditures totaled $58,583, $55,375 and $48,427 in 1999, 1998 and 1997, respectively. The increase in capital expenditures in 1999 reflects consolidated expenditures from acquired companies and the expansion of consumer panel and television audience measurement (TAM) services. The 1998 increase in capital expenditures reflects the relocation of several facilities in Asia Pacific and the expansion of TAM and consumer panel services.

     Additions to computer software totaled $40,862, $34,620 and $14,774 in 1999, 1998 and 1997, respectively. The increase in software spending in 1999 reflects the development of new production platforms and costs to acquire Year 2000 compliant software in advance of the normal replacement schedule. The 1998 increase in software spending reflects the development of certain global systems and software expenditures advanced by Year 2000 issues.

     Net cash provided by (used in) financing activities totaled $48,053, ($607), and ($3,892) in 1999, 1998 and 1997, respectively. The increase in cash provided of $48,660 primarily reflected the increase in short-term borrowings ($35,330) and a decrease in treasury stock repurchases ($14,907).

     During the first quarter of 1998, the Company became a partner in a joint venture that provides media measurement services in Latin America. The joint venture, IBOPE, offers TAM, radio audience measurement (RAM), and advertising expenditure measurement (AEM) services in various Latin American markets. Under the terms of the agreement, the Company received an 11% equity interest in the joint venture and $12,772 of interest bearing notes in exchange for the

ACNielsen Corporation
Management's Discussion and Analysis
of Financial Condition and Results of Operations
(Dollar amounts in thousands, except per share data)


Company's Latin America TAM, RAM and AEM business assets and the assumption of certain transition liabilities in a non-cash transaction. The Company is accounting for its investment in the joint venture on the cost basis.

     The Company provides for its normal capital and operating expenditure needs through internally generated funds, existing cash reserves, and bank credit facilities. The Company maintains relationships with a worldwide network of banks and has secured a committed line of credit sufficient to meet ACNielsen's short-term cash requirements. (See Note 9 to the Consolidated Financial Statements.) Management believes that the combination of cash flows from operations and bank credit lines, as well as existing cash and cash equivalents, are sufficient to support the Company's long-term cash requirements.

Business Building Initiatives - Operation Leading Edge

     On February 17, 2000, the Board of Directors approved Operation Leading Edge, the Company's plan to accelerate its growth beyond 2000, through a series of business-building initiatives. The initiatives, which will span three years, are designed to accelerate both revenue and profit growth by enhancing products and services, addressing changing client needs, improving efficiency, and reducing the Company's cost structure.

     The plan will result in a series of pre-tax charges, spread over three years, totaling approximately $180,000. Management estimates that $70,000 will be recorded in 2000, $80,000 in 2001, and the balance in 2002. Approximately $160,000 of the charges will require cash expenditures. Net cash outlays will be about $60,000, after about $100,000 in anticipated savings over the three-year period. It is expected that the total workforce will be reduced by approximately 5% or 1,300 positions, primarily in the EMEA region. The reductions are expected to come from a combination of attrition and severance.

     Operation Leading Edge has two elements:

o Creating new capabilities by improving the flexibility of the Company's information processing and content delivery systems, including leveraging the capabilities of the Internet. The improved systems will enable the Company to deliver harmonized information across borders, and more easily combine information from a variety of sources, speeding the development of products that deliver higher value and greater insights to clients. This element is estimated to represent about 75% of the cost of Operation Leading Edge.

o Streamlining back-office and administrative functions and rationalizing facilities. This element represents the remaining cost of the plan.

     There were no charges to income with respect to this program in 1999.

Year 2000

     The Year 2000 problem concerns the inability of older computer systems to properly recognize and process date-sensitive information beyond December 31, 1999. If not corrected, businesses and other entities relying on such computer systems are at risk for possible miscalculations or systems failures that could cause disruptions in their business operations.

     ACNielsen's business relies substantially on information technology systems ("IT Systems") and, to a lesser degree, on other systems that contain embedded technology ("Non-IT Systems"). As a global leader in delivering market research, information and analysis to the consumer products and services industries, ACNielsen uses IT Systems and Non-IT Systems (collectively, "Technology Systems") to gather data from data suppliers, analyze such data and deliver information products to its clients. The Company also provides software to its clients for use in connection with the delivery and analysis of ACNielsen data. Technology Systems are also used by the Company for its own internal operations. Accordingly, the Year 2000 issue could have arisen at many stages in the Company's supply, processing, distribution and financial chains.

     The Company's State of Readiness - Over the last two years the Company implemented a Year 2000 readiness program with the goals of (i) having all of its Technology Systems functioning properly with respect to Year 2000 before January 1, 2000, and (ii) identifying and minimizing the other business risks created by the Year 2000 issue. Implementation of the Year 2000 readiness program was completed and the Company believes that all of its material Technology Systems were made Year 2000 compliant. It also believes that its Year 2000 readiness program significantly reduced the adverse effects of the Year 2000 issue for the Company. Based on its experience during January 2000, the Company believes that Year 2000 issues have not adversely affected its ability to conduct business in the ordinary course.

     Costs - Incremental Year 2000 compliance costs, primarily for maintenance and system modifications, were $12,078 for 1999. The Company believes that it has adequately accrued, at December 31, 1999, the incremental costs for remediation efforts it must perform in 2000. Costs to acquire new software and computer systems in advance of their normal replacement schedules totaled $12,703 over 1998 and 1999. The Company does not separately track internal costs that are not related to incremental Year 2000 activities. Such costs are principally for payroll.

     The following table sets forth expenditures by category for the periods indicated:

                                                  Year Ended           Year Ended          Total Through
                                               December 31, 1998    December 31, 1999    December 31, 1999
----------------------------------------------------------------------------------------------------------
Incremental Y2K Expense                            $15,911              $12,078               $27,989
Capital expenditures for software and systems      $ 5,407              $ 7,296               $12,703

Euro

     The introduction of a common currency across eleven European countries, the "Euro," is expected to have a significant

ACNielsen Corporation
Management's Discussion and Analysis
of Financial Condition and Results of Operations
(Dollar amounts in thousands, except per share data)


impact on the European marketplace and on the operations of a number of the Company's key clients and data suppliers.

     The introduction is on a phased basis between January 1999 and January 2002, at which date full notes and coinage in Euros will be issued and, no later than July 1, 2002, will replace existing local currencies.

     As the Company has operations in all of the affected countries, it is impacted by the Euro's introduction. The Company has established a multi-functional, cross-border taskforce for the purpose of preparing the Company for the introduction of the Euro. As part of its Euro readiness efforts, the Company has assessed the capabilities of its existing internal processes and software systems to deal with the introduction of the Euro. Changes to internal processes relating to accounting, billing, production and delivery systems, and supporting software changes, required to meet the initial introduction are substantially complete. Additional modifications will be made as the phase-in period progresses.

     The Company is communicating with its principal data and other suppliers, including its banks, and with its principal clients to assess both their own levels of readiness and their requirements over the transitional period and beyond. These communications will be ongoing as the phase-in period progresses.

     Current estimates of the total incremental Euro compliance costs in respect of internal and production systems are that they will not be material. Implementation efforts will continue in line with the phased adoption of the Euro over the transition period, and the related costs will be expensed as incurred. The Company has not yet developed a contingency plan.

     If the Company failed to successfully address the issues raised by the Euro's introduction, it could have a material adverse effect on the Company. However, based on progress to date and the Company's Euro readiness program, the Company currently does not anticipate any material adverse effects as a result of the Euro's introduction.

Forward-Looking Statements

     Certain statements contained herein are forward looking. These may be identified by the use of forward-looking words or phrases, such as "anticipate," "believe," "expect," "designed," "intend," "could," "should," "planned," "estimated," "potential," "target," "aim," "objective" and "goal," among others. In addition, the Company may from time to time make oral forward-looking statements. In connection with the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995, the Company is hereby identifying important factors that could cause actual results to differ materially from those contained in forward-looking statements made by or on behalf of the Company. Any such statement is qualified by reference to the following cautionary statement.

     Risks and uncertainties that may affect the operations, performance, development and results of the Company's business include: (i) the availability of retail sources that are willing to sell data to the Company at prices acceptable to the Company; (ii) changes in general economic or competitive conditions which impact the Company's clients' demand for the Company's services; (iii) significant price and service competition; (iv) rapid technological developments in the collection, manipulation and delivery of information; (v) the Company's ability to complete the implementation of its Euro plans on a timely basis; (vi) the likely incurrence of significant losses by ACNielsen eRatings.com while its business is being developed, the difficulty of forecasting its future revenues and costs and uncertainties associated with the international development of an Internet ratings service; (vii) the Company's ability to successfully implement Operation Leading Edge (its announced plan to enhance its products and services, address changing client needs, improve efficiency and reduce its cost structure) and to achieve the estimated levels of revenue and profit growth therefrom; (viii) the impact of foreign currency fluctuations since so much of the Company's earnings are generated abroad; (ix) the degree of acceptance of new product introductions;
(x) the uncertainties of litigation, including the IRI Action; as well as other risks and uncertainties detailed from time to time in the Company's Securities and Exchange Commission filings.

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

     Dividends - The payment and level of cash dividends by ACNielsen is subject to the discretion of the Board of Directors of ACNielsen and to the restrictions imposed by the Indemnity and Joint Defense Agreement. (See Note 13 to the Consolidated Financial Statements.) In addition, the bank credit agreement prohibits the Company from paying cash dividends. ACNielsen has not paid cash dividends since the Distribution and currently does not anticipate paying cash dividends in the near future. Future dividend decisions will be based on, and affected by, a number of factors, including the operating results and financial requirements of ACNielsen, as well as restrictions under the Indemnity and Joint Defense Agreement. There can be no assurance that any dividends will be declared or paid.

     Common Stock Information - The Company's common stock (symbol ART) is listed on the New York Stock Exchange. During the years ended December 31, 1999 and December 31, 1998, 48,818,800 and 34,481,200 shares were traded, respectively. The number of shareholders of record at January 31, 2000 and January 29, 1999 were 5,510 and 6,244, respectively. The following summarizes the high and low prices per share as reported in the periods shown:

                             1999                          1998
                      High            Low           High             Low
--------------------------------------------------------------------------------
First Quarter       $ 28 7/8       $ 22 3/16      $ 26 7/16        $ 20 1/2
Second Quarter      $ 31 9/16      $ 26 5/8       $ 29 1/16        $ 24 7/16
Third Quarter       $ 32 3/4       $ 21 5/8       $ 28 1/8         $ 19 11/16
Fourth Quarter      $ 25 1/2       $ 19 7/8       $ 28 15/16       $ 20 7/16

Report of Independent Public Accountants


To the Board of Directors and Shareholders of ACNielsen Corporation:

     We have audited the accompanying Consolidated Balance Sheets of ACNielsen Corporation (a Delaware corporation) and its subsidiaries (the "Company") as of December 31, 1999 and 1998, and the related Consolidated Statements of Income, Cash Flows and Shareholders' Equity for each of the three years in the period ended December 31, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 1999 and 1998, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1999, in conformity with generally accepted accounting principles.

     As discussed in Note 2 to the accompanying financial statements, in 1999 the Company changed its accounting for start-up costs in accordance with Statement of Position 98-5, "Reporting on the Costs of Start-Up Activities."

                                                 /s/Arthur Andersen LLP

Stamford, Connecticut
February 17, 2000



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

     ACNielsen's internal controls are designed to provide reasonable assurance as to the integrity and reliability of the financial statements and to adequately safeguard, verify and maintain accountability for assets. Such controls are based on established written policies and procedures, are implemented by trained, skilled personnel with an appropriate segregation of duties and are monitored through a comprehensive internal audit program. These policies and procedures prescribe that the Company and all its employees are to maintain the highest ethical standards and that its business practices throughout the world are to be conducted in a manner that is above reproach.

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

/s/Nicholas L. Trivisonno               /s/Robert J. Chrenc
Chairman and Chief Executive Officer    Executive Vice President and Chief
                                          Financial Officer

ACNielsen Corporation
Consolidated Statements of Income


                                                                                Years Ended December 31,
                                                                     -----------------------------------------------
  (Amounts in thousands, except per share data)                        1999              1998                1997
====================================================================================================================
   Operating Revenue                                                 $ 1,525,375        $1,425,396        $1,391,587
   Costs and Expenses:
      Operating Costs                                                    758,559           700,740           722,035
      Selling and Administrative Expenses                                549,816           531,236           515,938
      Depreciation and Amortization                                       83,136            85,878            92,858
      Year 2000 Expenses                                                  12,078            15,911                --
      Special Charge                                                          --                --            36,000
--------------------------------------------------------------------------------------------------------------------
   Total Costs and Expenses                                            1,403,589         1,333,765         1,366,831
--------------------------------------------------------------------------------------------------------------------
   Operating Income                                                      121,786            91,631            24,756
--------------------------------------------------------------------------------------------------------------------
   Interest Income                                                         7,064             9,695             8,431
   Interest Expense                                                       (3,608)           (1,935)           (3,180)
   Gain on Sale of Investments                                                --                --            39,039
   Other Income (Expense)-Net                                              3,324              (775)             (502)
--------------------------------------------------------------------------------------------------------------------
   Other Income-Net                                                        6,780             6,985            43,788
--------------------------------------------------------------------------------------------------------------------
   Income Before Income Tax Provision and Cumulative
      Effect of Change in Accounting Principle                           128,566            98,616            68,544
   Income Tax Provision                                                   51,426            41,407            32,647
--------------------------------------------------------------------------------------------------------------------
   Income Before Cumulative Effect of
      Change in Accounting Principle                                      77,140            57,209            35,897
   Cumulative Effect to January 1, 1999, of Change in Accounting
      for Costs of Start-Up Activities, Net of Income Tax Benefits
      of $10,330                                                         (20,173)               --                --
--------------------------------------------------------------------------------------------------------------------
   Net Income                                                        $    56,967       $    57,209       $    35,897
--------------------------------------------------------------------------------------------------------------------
   Basic Earnings per Share:
      Income Before Cumulative Effect of Change in Accounting        $      1.33       $      1.00       $       .63
      Cumulative Effect of Change in Accounting                             (.35)               --                --
--------------------------------------------------------------------------------------------------------------------
   Net Income                                                        $       .99       $      1.00       $       .63
 --------------------------------------------------------------------------------------------------------------------
  Diluted Earnings per Share:
      Income Before Cumulative Effect of Change in Accounting        $      1.29       $       .96       $       .62
      Cumulative Effect of Change in Accounting                             (.34)               --                --
--------------------------------------------------------------------------------------------------------------------
   Net Income                                                        $       .95       $       .96       $       .62
--------------------------------------------------------------------------------------------------------------------
   Weighted-Average Number of Shares Outstanding:
      Basic                                                               57,806            57,236            57,139
      Diluted                                                             59,999            59,834            58,369
====================================================================================================================


The accompanying notes are an integral part of the consolidated financial statements.

ACNielsen Corporation
Consolidated Balance Sheets


                                                                                               December 31,
                                                                                       ----------------------------
   (Dollar amounts in thousands)                                                          1999             1998
===================================================================================================================
   Assets
   Current Assets
   Cash and Cash Equivalents                                                           $   135,199      $   100,533
   Accounts Receivable-Net                                                                 294,266          279,708
   Other Current Assets                                                                     62,041           56,527
-------------------------------------------------------------------------------------------------------------------
      Total Current Assets                                                                 491,506          436,768
-------------------------------------------------------------------------------------------------------------------
   Notes Receivable and Other Investments                                                   35,812           28,230
-------------------------------------------------------------------------------------------------------------------
   Property, Plant and Equipment-Net                                                       159,100          157,664
-------------------------------------------------------------------------------------------------------------------
   Other Assets-Net
   Prepaid Pension                                                                          70,744           62,152
   Computer Software                                                                        64,310           42,588
   Intangibles and Other Assets                                                             53,050           69,889
   Goodwill                                                                                353,364          328,326
-------------------------------------------------------------------------------------------------------------------
      Total Other Assets-Net                                                               541,468          502,955
-------------------------------------------------------------------------------------------------------------------
   Total Assets                                                                        $ 1,227,886      $ 1,125,617
-------------------------------------------------------------------------------------------------------------------
   Liabilities and Shareholders' Equity
   Current Liabilities
   Accounts Payable                                                                    $    83,099      $    90,931
   Short-Term Debt                                                                         109,164           49,032
   Accrued and Other Current Liabilities                                                   300,017          304,596
   Accrued Income Taxes                                                                     74,306           48,901
-------------------------------------------------------------------------------------------------------------------
      Total Current Liabilities                                                            566,586          493,460
-------------------------------------------------------------------------------------------------------------------
   Postretirement and Postemployment Benefits                                               53,369           44,388
   Deferred Income Taxes                                                                    58,571           55,486
   Other Liabilities                                                                        27,524           44,235
-------------------------------------------------------------------------------------------------------------------
      Total Liabilities                                                                    706,050          637,569
-------------------------------------------------------------------------------------------------------------------
  Commitments and Contingencies
-------------------------------------------------------------------------------------------------------------------
   Shareholders' Equity
   Preferred Stock-par value $.01 per share, authorized-5,000,000 shares;
      outstanding-none                                                                          --               --
   Common Stock-par value $.01 per share, authorized-150,000,000 shares;
      issued-59,859,882 and 58,868,399 shares for 1999 and 1998, respectively                  599              589
   Series Common Stock-par value $.01 per share, authorized-5,000,000 shares;
      issued-none                                                                               --               --
   Additional Paid-In Capital                                                              512,475          492,365
   Retained Earnings                                                                       157,796          100,829
   Treasury Stock, at cost, 2,064,591 and 1,470,991 shares for 1999 and 1998,
      respectively                                                                         (48,089)         (33,481)
   Accumulated Other Comprehensive Income:
      Cumulative Translation Adjustment                                                   (101,202)         (72,254)
      Unrealized Gains on Investments, Net                                                     166               --
      Fair Market Value of Forward Exchange Contracts                                           91               --
-------------------------------------------------------------------------------------------------------------------
      Total Shareholders' Equity                                                           521,836          488,048
-------------------------------------------------------------------------------------------------------------------
   Total Liabilities and Shareholders' Equity                                          $ 1,227,886      $ 1,125,617
===================================================================================================================


The accompanying notes are an integral part of the consolidated financial statements.

ACNielsen Corporation
Consolidated Statements of Cash Flows


                                                                                                   Years Ended December 31,
                                                                                          -----------------------------------------
   (Dollar amounts in thousands)                                                             1999            1998            1997
===================================================================================================================================
   Cash Flows from Operating Activities:
   Net Income                                                                             $  56,967       $  57,209       $  35,897
   Reconciliation of Net Income to Net Cash
     Provided by Operating Activities:
         Cumulative Effect of Change in Accounting Principle:
            Costs of Start-Up Activities                                                     20,173              --              --
         Depreciation and Amortization                                                       83,136          85,878          92,858
         Deferred Income Taxes                                                                 (111)          3,214           7,062
         Special Charge                                                                          --              --          36,000
         Payments Related to Special Charge                                                  (5,607)        (29,303)        (33,400)
         Postemployment Benefit Expense                                                       4,943           7,542             227
         Postemployment Benefit Payments                                                     (7,336)        (17,517)        (15,495)
         Net Increase in Accounts Receivable                                                (21,971)         (6,362)        (10,609)
         Gain on Sale of Investments                                                             --              --         (39,039)
         Net Decrease in Other Working Capital Items                                         14,217          31,690          28,249
         Other                                                                                2,592          (8,492)         (7,880)
-----------------------------------------------------------------------------------------------------------------------------------
   Net Cash Provided by Operating Activities                                                147,003         123,859          93,870
-----------------------------------------------------------------------------------------------------------------------------------
   Cash Flows from Investing Activities:
   Proceeds from Sale of Investments                                                             --              --          45,899
   Payments for Acquisition of Businesses and Other Investments
      (excluding cash and cash equivalents acquired of $1,887 in 1999,
      $1,127 in 1998 and $2,270 in 1997)                                                    (51,041)       (105,448)        (30,184)
   Capital Expenditures                                                                     (58,583)        (55,375)        (48,427)
   Additions to Computer Software                                                           (40,862)        (34,620)        (14,774)
   Other                                                                                     (3,580)        (27,609)         (8,585)
-----------------------------------------------------------------------------------------------------------------------------------
   Net Cash Used in Investing Activities                                                   (154,066)       (223,052)        (56,071)
-----------------------------------------------------------------------------------------------------------------------------------
   Cash Flows from Financing Activities:
   Increase (Decrease) in Short-Term Borrowings                                              49,180          13,850          (9,718)
   Treasury Stock Purchases                                                                 (14,608)        (29,515)             --
   Proceeds from the Sale of Common Stock under Option Plans                                 12,699          15,128           5,700
   Other                                                                                        782             (70)            126
-----------------------------------------------------------------------------------------------------------------------------------
   Net Cash Provided by (Used in) Financing Activities                                       48,053            (607)         (3,892)
-----------------------------------------------------------------------------------------------------------------------------------
   Effect of Exchange Rate Changes
      on Cash and Cash Equivalents                                                           (6,324)         (5,393)        (13,186)
-----------------------------------------------------------------------------------------------------------------------------------
   Increase (Decrease) in Cash and Cash Equivalents                                          34,666        (105,193)         20,721
   Cash and Cash Equivalents, Beginning of Year                                             100,533         205,726         185,005
-----------------------------------------------------------------------------------------------------------------------------------
   Cash and Cash Equivalents, End of Year                                                 $ 135,199       $ 100,533       $ 205,726
-----------------------------------------------------------------------------------------------------------------------------------
   Supplemental Disclosure of Cash Flow Information:
   Cash Paid During the Year for Interest                                                 $   2,660       $   1,526       $   3,014
   Cash Paid During the Year for Income Taxes                                             $  34,448       $  32,731       $  42,101
-----------------------------------------------------------------------------------------------------------------------------------
   Noncash Investing and Financing Activities:
   Acquisition of Investment and Notes Receivable in Exchange for
      Business Assets and Liabilities                                                            --       $  21,612              --
===================================================================================================================================


The accompanying notes are an integral part of the consolidated financial statements.

ACNielsen Corporation
Consolidated Statements of Shareholders' Equity


                                                                                          Accumulated Other Comprehensive
                                                                                                        Income
                                                                                        ---------------------------------
                                                                                                         Fair    Cumula-
                                                                                                        Market    tive
                                                                                                       Value of  Trans-     Total
                                                      Additional   Treasury              Unrealized    Forward   lation     Share-
  (Dollar amounts in thousands)                Common   Paid-In      Stock,   Retained  Gains (Losses) Exchange  Adjust-   holders'
  Three Years Ended December 31, 1999          Stock    Capital     at Cost   Earnings  on Investments Contracts  ment      Equity
-----------------------------------------------------------------------------------------------------------------------------------
Balance, January 1, 1997                        $571    $461,193    $(3,966)   $ 7,723      $6,083              $(17,658)  $453,946
   Comprehensive Income:
      Net Income                                                                35,897
      Other Comprehensive Loss
         Unrealized Gains on Investments(1)                                                 14,647
         Reclassification Adjustment for
            Gains Realized in
               Net Income(2)                                                               (20,730)
         Cumulative Translation Adjustment                                                                       (33,962)
   Comprehensive Loss                                                                                                        (4,148)
   Activity under Stock Plans
      (605,854 shares), including
         tax benefits                              6      10,300                                                             10,306
-----------------------------------------------------------------------------------------------------------------------------------
Balance, December 31, 1997                       577     471,493     (3,966)    43,620                           (51,620)   460,104
   Comprehensive Income:
      Net Income                                                                57,209
      Other Comprehensive Loss
         Cumulative Translation Adjustment                                                                       (20,634)
   Comprehensive Income                                                                                                      36,575
   Activity under Stock Plans
      (1,138,126 shares),
         including tax benefits                   12      20,872                                                             20,884
   Treasury Stock Purchased
      (1,204,325 shares)                                            (29,515)                                                (29,515)
-----------------------------------------------------------------------------------------------------------------------------------
Balance, December 31, 1998                       589     492,365    (33,481)   100,829                           (72,254)   488,048
   Comprehensive Income:
      Net Income                                                                56,967
      Other Comprehensive Loss
         Unrealized Gains on Investments(1)                                                    166
         Fair Market Value of Forward
            Exchange Contracts                                                                           $91
         Cumulative Translation Adjustment                                                                       (28,948)
   Comprehensive Income                                                                                                      28,276
   Activity under Stock Plans (991,483 shares),
      including tax benefits                      10      20,110                                                             20,120
   Treasury Stock Purchased (593,600 shares)                        (14,608)                                                (14,608)
-----------------------------------------------------------------------------------------------------------------------------------
Balance, December 31, 1999                      $599    $512,475   $(48,089)  $157,796      $  166       $91   $(101,202)  $521,836
===================================================================================================================================

(1) Reported net of income tax expense of $3,926 and $55 for years ended December 31, 1997, and December 31, 1999, respectively.

(2)  Reported net of income tax benefit of $7,982.


The accompanying notes are an integral part of the consolidated financial statements.

ACNielsen Corporation
Notes to Consolidated Financial Statements
(Dollar amounts in thousands, except per share data)


Note 1. Basis of Presentation

     Effective on November 1, 1996 (the Distribution Date), ACNielsen Corporation (the Company) became an independent, publicly-owned company as a result of the distribution by The Dun & Bradstreet Corporation (D&B) of the Company's $.01 par value Common Stock, at a distribution ratio of one share for three shares (the Distribution). Prior to the Distribution, the Company was formed as a wholly-owned subsidiary of D&B for the purpose of effecting the Distribution. Included in this transaction was the transfer of the former D&B businesses and operations that comprised the Company at November 1, 1996, and substantially all of the assets and liabilities of such businesses.

Note 2. Summary of Significant Accounting Policies

     Principles of Consolidation. The consolidated financial statements include all majority-owned subsidiaries over which ACNielsen exercises control. Investments over which the Company has significant influence but which it does not control are carried at equity. The effects of all significant intercompany transactions have been eliminated. The financial statements of subsidiaries outside the United States and Canada reflect a fiscal year ending November 30 to facilitate timely reporting of the Company's financial results.

     Cash Equivalents and Marketable Securities. Investments that are highly liquid and mature within 90 days of the purchase date are considered cash equivalents. At December 31, 1999 and 1998, all marketable securities are classified as "available for sale" and therefore are reported at fair value, with net unrealized gains and losses reported in equity.

     Property, Plant and Equipment. Buildings, computer hardware and other equipment are depreciated over their estimated useful lives using principally the straight-line method. Leasehold improvements are amortized on a straight-line basis over the shorter of the term of the lease or the estimated useful life of the improvement.

     Computer Software. Certain internal costs incurred in the development of computer software are capitalized. Capitalization ceases and amortization starts when the product is available for use. Costs incurred prior to establishment of technological feasibility of a computer software product are expensed in the periods in which they are incurred. In addition, computer software includes amounts purchased or developed for internal use. Computer software costs are being amortized on a product-by-product basis, over three to five years. Annual amortization is the greater of the amount computed using (a) the ratio that gross revenue for a product bears to the total of current and anticipated future gross revenue for that product or (b) the straight-line method over the remaining estimated economic life of the product.

     Intangibles and Other Assets. Intangibles and other assets include customer lists and consumer panel database development. Intangibles are amortized, using principally the straight-line method, over five to 20 years.

     Goodwill and Other Long-Lived Assets. Goodwill represents the excess purchase price over the fair value of identifiable net assets of businesses acquired and is amortized on a straight-line basis over ten to 40 years. Goodwill, other long-lived assets and certain identifiable intangibles are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable.

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

     Revenue for customized research and special modeling & analytical services is recognized as services are performed.

     Consumer Panel products generally have contract terms of one year, with revenue recognized over the term of the contract on a straight-line basis.

     International Media Services are generally provided over longer periods, with revenue recognized on a straight-line basis over the contract term. The contracts are cancelable by the client only with specified notice and payments.

     Foreign Currency Translation. The Company has significant operations outside the United States. Therefore, changes in the value of foreign currencies affect the Company's financial statements when translated into U.S. dollars.

     For all operations outside the United States where the Company has designated the local currency as the functional currency, assets and liabilities are translated using end-of-period exchange rates; revenue and expenses are translated using average rates of exchange. For these countries, currency translation adjustments are accumulated in a separate component of shareholders' equity, whereas realized transaction gains and losses are recognized in Other Income-Net. For operations in countries that are considered to be highly inflationary, where the U.S. dollar is designated as the functional currency, monetary assets and liabilities are translated using end-of-period exchange rates, and nonmonetary accounts are translated using historical exchange rates. Translation and transaction adjustments recognized in Other Income-Net amounted to gains (losses) of $2,300, ($1,207) and ($502) for 1999, 1998 and 1997,
respectively.

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

     New Accounting Pronouncements Adopted in 1999. The Company adopted Statement of Position ("SOP") 98-5, "Reporting on the Costs of Start-Up Activities," which requires that costs of start-up activities be expensed as incurred. Adoption of this SOP resulted in a one-time, non-cash, after-tax charge of $20,173, which was recorded as a cumulative effect of a change in accounting principle-net of tax. However, the adoption of the SOP did not have a material impact on the Company's 1999 results of operations.

     In addition, the Company adopted Statement of Financial Accounting Standards ("SFAS") No. 133, "Accounting for Derivative Instruments and Hedging Activities." SFAS No. 133 requires that every derivative instrument (including certain derivative instruments embedded in other contracts) be recorded in the balance sheet as either an asset or liability measured at its fair value. The statement requires that changes in the derivative's fair value be recognized currently in earnings unless specific hedge accounting criteria are met. Special accounting for qualifying hedges allows a derivative's gains and losses to offset related results on the hedged item in the income statement. The adoption of SFAS No. 133 did not have a material effect on earnings or the financial position of the Company.

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

     The actions commenced in 1998 and were completed in 1999. Certain actions were completed at a lower cost than originally estimated, while other actions required higher costs to complete. The following table recaps the activity by major cost category:

                                                  Beginning       Asset           Cash          Revised        Ending
                                                   Balance     Revaluations     Payments        Estimates      Balance
---------------------------------------------------------------------------------------------------------------------
For the Year Ended December 31, 1998
         Rationalize Product Lines                 $18,300       $(6,132)       $ (8,910)       $(2,845)       $  413
         Workforce Reductions                       12,400            --         (11,327)         2,030         3,103
         Facilities/Real Estate                      5,300        (1,130)         (4,737)           815           248
                  Total                            $36,000       $(7,262)       $(24,974)       $    --        $3,764

For the Year Ended December 31, 1999
         Rationalize Product Lines                 $   413       $    --        $   (480)       $    67        $   --
         Workforce Reductions                        3,103            --          (3,092)           (11)           --
         Facilities/Real Estate                        248            --            (192)           (56)           --
---------------------------------------------------------------------------------------------------------------------
                  Total                            $ 3,764       $    --        $ (3,764)       $    --        $   --
=====================================================================================================================

     In the fourth quarter of 1995, the Company recorded a special charge of $152,170. At December 31, 1999, all activities have been substantially executed. Accruals remaining totaled $3,397 at December 31, 1999, for a long-term lease obligation, which will be paid through 2003.

Note 4. Sale of Investments

     In the fourth quarter of 1997, the Company sold its investments in Manugistics Group, Inc., a provider of software and services for supply-chain management, and GeoQuest International Holdings, Inc., a holding company whose principal business provided information services to the energy industry, resulting in a total pre-tax gain of $39,039 ($28,200 after-tax), which is included in Other Income-Net. Combined cash proceeds from the sales totaled $45,899.

Note 5. Acquisitions and Other Investments

     On September 22, 1999, the Company announced the formation of a venture to launch a global service for tracking audiences, advertising and user activity on the Internet. The Company has an 80.1% ownership interest in the venture, with NetRatings, Inc. ("NetRatings"), owning the remainder. The venture, known as ACNielsen eRatings.com, is expected to operate in all major geographic regions worldwide other than the United States and Canada, and it plans to roll out the service initially in five countries by the end of the first quarter of 2000. ACNielsen plans to spend approximately $50,000 over the next two years to roll out the service.

ACNielsen Corporation
Notes to Consolidated Financial Statements
(Dollar amounts in thousands, except per share data)


Note 5. Acquisitions and Other Investments (Continued)

     In addition, the Company purchased 3,992,455 shares of preferred stock of NetRatings for $12,534 and purchase costs of $603. These preferred shares were converted to 1,996,228 shares of common stock on December 8, 1999, in conjunction with the NetRatings initial public offering. The Company is restricted from sale of any of these shares for one year from date of acquisition, and, thereafter, is subject to certain volume restrictions of Rule 144 under the Securities Act of 1933. The cost of the NetRatings investment is reported within the Other Investments section of the Consolidated Balance Sheet. The market value of the investment at December 31, 1999 was $96,068.

     In 1999, 1998 and 1997, the Company also acquired interests in various companies in separate transactions that were accounted for as purchases. The aggregate purchase price of such acquisitions in 1999 totaled $42,024, including contractual obligations and other future costs of $14,772 payable in 2000. Payments of $10,652 were made during 1999 for prior year acquisitions. The largest acquisitions in 1999 were Media Monitoring Services Ltd. ("MMS") and Market Decisions. The Company also acquired a business in France and increased its ownership in businesses in Italy and Korea.

     MMS, acquired on November 30, 1999, is a provider of advertising measurement services in the United Kingdom, Australia, and Asia. The purchase price of $19,804 was paid on the acquisition date. This purchase price and the estimated purchase costs have been allocated to the identifiable net assets acquired on a preliminary basis, resulting in goodwill of $14,672. This goodwill will be amortized over 40 years.

     On June 30, 1999, the Company acquired the remaining 55% interest it did not already own in Market Decisions, a business that provides controlled market and in-store testing of new and established consumer products in the United States. The purchase price was comprised of an initial cash payment of $3,943 and a deferred payment due in the year 2000, which will not be less than $3,625 or more than $6,375, depending on the achievement of certain operating goals. The excess of the guaranteed purchase price and estimated purchase costs, over the fair value of the identified net assets at the date of acquisition amounted to $10,873 has been recorded as goodwill, and will be amortized over 40 years.

     The purchase price allocation for MMS and Market Decisions has been prepared on a preliminary basis, and changes are expected as integration plans are finalized.

     The aggregate purchase price of acquisitions made in 1998 and 1997 totaled $131,247 and $39,674, respectively. The largest acquisitions in 1998 were BBI Marketing Services, Inc. ("ACNielsen BASES") and ANR Amer Nielsen Research Limited ("ANR"), while the largest acquisition in 1997 was Entertainment Data Inc. ("EDI").

     On June 30, 1998, the Company acquired ACNielsen BASES. The final purchase price was $70,448 (exclusive of payments contingent on achieving future operating goals). Included in the purchase price was $6,575 of direct acquisition and integration costs consisting of $830 for severance, $2,380 for licensee termination fees, and $3,365 for other costs, primarily investment banking, legal and accounting fees. These costs were incremental, and the integration costs were a direct result of the formal plan to exit certain activities as part of the overall integration effort. As of December 31, 1999, the balance of accrued acquisition and integration costs totaled $2,574. These amounts are scheduled per contractual terms to be disbursed in 2000 and 2001. In the third quarter of 1999, the Company made a contingent payment to the sellers totaling $825. In the fourth quarter of 1999, the Company accrued an additional $10,034 of estimated contingent consideration due the sellers for achieving certain operating objectives during the initial 18 months of integration. This amount will be payable in 2000. Including this additional contingent consideration, the excess of the purchase price over the fair value of identifiable net assets (goodwill) totaled $73,399 and is being amortized over 40 years. The Company may also be required to make further cash payments if ACNielsen BASES achieves certain operating objectives during 2000. The maximum amount of additional contingent consideration relating to 2000 objectives is approximately $25,000, payable in 2001.

     On September 23, 1998, the Company acquired full ownership in ANR, a joint-venture business covering Eastern Europe, the former Soviet Union, sub-Saharan Africa and the Indian subcontinent. The final purchase price, exclusive of payments contingent on achieving future operating goals, was $43,999. This purchase price included $969 of acquisition costs for legal and accounting services and reflected two remaining installment payments due in January 2000 and 2001 for $9,294 and $8,824, respectively. The installment payments are supported by a stand-by letter of credit with an international bank. The purchase price was allocated to the minority interest acquired with the excess purchase price of $43,233 recorded as goodwill. This goodwill is being amortized over 40 years on a straight-line basis. The terms of the agreement provide for additional cash payments if ANR achieves certain operating goals. Such payments, if earned, would be paid in 2003 and 2006.

     In 1997, the largest acquisition was Entertainment Data, Inc. ("EDI"), a provider of box office information for the motion picture industry. The final purchase price of $26,521 included a $4,000 interest-bearing promissory note payable, of which $1,000 was paid in 1999, with the remainder anticipated to be due in 2001. The purchase price was allocated to the net assets acquired resulting in goodwill of $25,846. This goodwill is being amortized over 40 years.

     The results of operations of all purchases are included in the Consolidated Statements of Income from dates of acquisition. Had the acquisitions made in 1999, 1998 and 1997 been consummated on January 1 of the year preceding the year of acquisition, the results of these acquired operations would not have had a significant impact on the Company's consolidated results of operations for any of the years presented.

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

     The Company provides various health-care and life-insurance benefits for retired United States and Canadian employees who become eligible for these benefits if they terminate employment after completing at least ten years of service with the Company after age 45. The postretirement medical benefit is contributory. Certain of the Company's other subsidiaries outside the United States have postretirement benefit plans, although most participants are covered by government-sponsored or administered plans. The cost of Company-sponsored postretirement benefit plans outside the United States is not significant. In certain instances, the Company provides postemployment benefits to former or inactive employees following employment but before retirement, principally severance.

     The components of pension and other postretirement costs for the years ending 1999, 1998 and 1997 are as follows:

                                                         Pension Benefits               Other Postretirement Benefits
---------------------------------------------------------------------------------------------------------------------
                                                   1999          1998          1997       1999       1998       1997
=====================================================================================================================
Service cost on benefits
    earned during the year                     $ 12,068      $ 10,436      $  8,808      $ 376      $ 354      $ 404
Interest cost on projected
    benefit obligation                           17,114        16,970        16,621        476        406        469
Expected return on plan assets                  (24,280)      (23,853)      (22,190)        --         --         --
Amortization of transition
    (asset) obligation                           (2,401)       (2,574)       (2,626)        38         --         --
Amortization of prior-service cost
    (benefit)                                     1,263         1,187         1,131        (20)      (120)      (120)
Amortization of net loss                             85           392           404         --         --         77
Settlement and curtailment (gain)                  (357)          (18)           --         --         --         --
---------------------------------------------------------------------------------------------------------------------
Net pension and
    postretirement costs                       $  3,492      $  2,540      $  2,148      $ 870      $ 640      $ 830
=====================================================================================================================

     The prior-service cost (benefit) are amortized on a straight-line basis over the average remaining service period of active participants. Gains and losses in excess of 10% of the greater of the benefit obligation or the market-related value of assets are amortized over the average remaining service period of active participants.

ACNielsen Corporation
Notes to Consolidated Financial Statements
(Dollar amounts in thousands, except per share data)


Note 6. Pension and Other Postretirement Benefit Plans (Continued)

     The following tables provide a reconciliation of the changes in the plans' benefit obligations and fair value of assets for the years ended December 31, 1999 and 1998:

                                                                Pension Benefits        Other Postretirement Benefits
---------------------------------------------------------------------------------------------------------------------
                                                             1999              1998           1999            1998
=====================================================================================================================
Reconciliation of benefit obligation
Obligation at January 1                                    $ 286,061        $ 270,792        $ 6,710        $ 7,229
Service cost                                                  12,068           10,436            376            354
Interest cost                                                 17,114           16,970            476            406
Participant contributions                                      1,484            1,524             32             21
Plan amendments                                                1,652            1,874             --             --
Actuarial (gain) loss                                         (5,723)          10,907         (1,213)        (1,227)
Benefit payments                                             (14,017)         (14,555)          (123)           (73)
Curtailments                                                      --             (751)            --             --
Settlement payments                                               --          (10,663)            --             --
Transfers                                                         --              240            734             --
Effect of change in foreign exchange rates                   (11,750)            (713)            35             --
---------------------------------------------------------------------------------------------------------------------
Obligation at December 31                                  $ 286,889        $ 286,061        $ 7,027        $ 6,710
=====================================================================================================================
Reconciliation of fair value of plan assets
Fair value of plan assets at January 1                     $ 332,853        $ 301,038        $    --        $    --
Actual return on plan assets                                  40,981           44,308             --             --
Employer contributions                                         6,910           12,361             91             52
Participant contributions                                      1,484            1,524             32             21
Benefit payments                                             (14,017)         (14,555)          (123)           (73)
Settlement payments                                               --          (10,663)            --             --
Transfers                                                         --              240             --             --
Effect of change in foreign exchange rates                   (13,956)          (1,400)            --             --
---------------------------------------------------------------------------------------------------------------------
Fair value of plan assets at December 31                   $ 354,255        $ 332,853        $    --        $    --
=====================================================================================================================
Funded Status
Funded status at December 31                               $  67,366        $  46,792        $(7,027)       $(6,710)
Unrecognized transition (asset) obligation                    (6,207)          (8,993)           730             --
Unrecognized prior-service cost (benefit)                      8,259            7,985             --            (20)
Unrecognized (gain) loss                                     (43,847)         (22,734)          (569)           644
---------------------------------------------------------------------------------------------------------------------
Net amount recognized in the balance sheet                 $  25,571        $  23,050        $(6,866)       $(6,086)
=====================================================================================================================

Plan assets are invested in diversified portfolios that consist primarily of equity and debt securities.

Curtailments and settlement payments occurred primarily due to workforce reduction actions.

The following table provides the amounts in the balance sheet at December 31, 1999 and 1998:

                                                               Pension Benefits         Other Postretirement Benefits
---------------------------------------------------------------------------------------------------------------------
                                                             1999             1998          1999           1998
=====================================================================================================================
Prepaid benefit cost                                       $ 69,363         $ 61,844      $    --        $    --
Accrued benefit liability                                   (44,345)         (39,239)      (6,866)        (6,086)
Intangible asset                                                553              445           --             --
---------------------------------------------------------------------------------------------------------------------
Net amount recognized in the balance sheet                 $ 25,571         $ 23,050      $(6,866)       $(6,086)
=====================================================================================================================

     The aggregate projected benefit obligation, accumulated benefit obligation and fair value of plan assets for the pension plans with accumulated benefit obligations in excess of plan assets were $39,533, $26,684 and $0, respectively, at December 31, 1999 and $30,305, $21,845 and $0, respectively, at December 31, 1998. The Company's plan for postretirement benefits other than pensions has no plan assets.

                                                     Pension Benefits              Other Postretirement Benefits
----------------------------------------------------------------------------------------------------------------
                                               1999        1998        1997        1999        1998        1997
================================================================================================================
Discount rate                                  6.49%       6.09%       6.77%       7.67%       6.75%       7.00%
Expected long-term rate of
         return on plan assets                 8.03%       7.76%       8.52%        n/a         n/a         n/a
Rate of increase in future
         compensation levels                   3.96%       3.62%       3.95%       4.59%       4.16%       4.16%
================================================================================================================

     A 7.5% annual rate of increase in the per capita cost of covered health care benefits was assumed for 1999. The rate was assumed to decrease gradually each year to a rate of 5.5% by the year 2004 and remain constant thereafter.

     A 1% change in assumed health care cost trend rates would have the following effects:

                                                                1% Increase       1% Decrease
=============================================================================================
Effect on total service and interest cost components of net
    periodic postretirement health care benefit cost                $ 95             $ 84
Effect on the health care component of the accumulated
    postretirement benefit obligation                               $814             $729
=============================================================================================

Defined Contribution Plans

     The Company has an Employee Stock Ownership Plan (ESOP) for the benefit of substantially all its United States employees. The Company may contribute cash or Company common stock to each employee's account in an amount currently equal to 3.5% of compensation (subject to IRS limitations). In connection with the ESOP, the Company issued 172,346, 171,352 and 221,466 shares, and recognized compensation expense of $4,523, $4,267 and $4,005 for the years 1999, 1998 and 1997, respectively.

Note 7. Employee Stock and Related Plans

     In 1996, the Company adopted three stock incentive plans that reserved shares of common stock for issuance to key employees and non-employee directors. A total of 18,300,000 shares have been reserved for issuance under these plans. Under these stock incentive plans, 958,833 shares of common stock were available for future grants as of December 31, 1999. The plans provide that shares granted come from the Company's authorized but unissued common stock or treasury stock. The price of options granted pursuant to these plans will not be less than the fair market value of the shares on the date of grant. Stock options have a term of ten years and vest over four or six years. In addition, 4,948,055 options granted during the last two months of 1996 and the first half of 1997 may vest earlier if the Company's stock price reaches certain targets ("effective-date options").

     One-half of the effective-date options outstanding on September 11, 1997 (2,393,527 shares) vested when the Company's stock price reached 150% of those options' exercise price for five consecutive trading days. The remaining unvested effective-date options would vest on an accelerated basis if the stock price reaches 200% of the exercise price for five consecutive trading days.

     During 1999, 767,500 options were granted to senior management, have a term of ten years and vest in 9.5 years unless the Company's stock price reaches $32.75. If the Company's stock price reaches $32.75, these options will vest over a four-year period starting retroactively from the grant date.

     The plans also provide for the granting of limited stock appreciation rights (LSARs) in tandem with stock options to certain key employees. At December 31, 1999, 3,857,331 LSARs were outstanding, which are exercisable upon the occurrence of a specified event.

     In connection with the acquisition of BASES in June 1998, the Company adopted a fourth stock incentive plan, which reserved 1,000,000 shares of common stock for issuance to key employees. The plan requires that shares granted come from the Company's treasury stock. The BASES options have a term of ten years and vest in 9.5 years unless certain earnings targets are met by December 31, 2000. Under this plan, options for 1,000,000 shares were granted and no shares of common stock were available for future grants as of December 31, 1999.

     The Company has adopted the disclosure-only provisions of SFAS No. 123, "Accounting for Stock-Based Compensation." Accordingly, no compensation expense has been recognized for the Company's four stock incentive plans. Had compensation expense for the Company's plans been determined based on the fair value at the grant date, the Company's net income and net earnings per share would have been reduced to the pro forma amounts indicated below.

                                                 1999(1)             1998               1997
===============================================================================================
Net Income-as reported                         $   56,967         $   57,209         $   35,897
Net Income-pro forma                           $   50,278         $   50,137         $   23,889
Basic earnings per share-as reported           $      .99         $     1.00         $      .63
Basic earnings per share-pro forma             $      .87         $      .88         $      .42
Diluted earnings per share-as reported         $      .95         $      .96         $      .62
Diluted earnings per share-pro forma           $      .84         $      .84         $      .41
===============================================================================================

     Note: The 1997 pro forma amounts include a pre-tax charge of $11,590 as a result of one-half of the effective-date options vesting when the company's stock price reached 150% of those options' exercise price.

     (1)Includes the cumulative effect of adopting SOP 98-5, "Reporting on the Costs of Start-Up Activities," which resulted in a charge of $20,173, net of tax, or $.35 per basic or $.34 per diluted share.

ACNielsen Corporation
Notes to Consolidated Financial Statements
(Dollar amounts in thousands, except per share data)


Note 7. Employee Stock and Related Plans (Continued)

     The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions:

                                                  1999              1998                1997
===============================================================================================
Expected dividend yield                               --                 --                 --
Expected stock price volatility                       35%                30%                30%
Risk-free interest rate                             6.16%              4.89%              5.90%
Expected holding period of options              4.0 years          4.2 years          4.1 years
===============================================================================================

     The weighted average fair value of options granted during 1999, 1998 and 1997 was $8.55, $8.25 and $6.22 per share, respectively.

     The following is a summary of stock option activity and number of shares reserved for outstanding options:

                                                                          Average option price
                                                        Shares                 per share
==============================================================================================
Options outstanding at January 1, 1997                 8,543,260                   $15.71
Granted                                                1,261,500                    21.01
Exercised                                               (373,636)                   15.37
Canceled or Expired                                     (686,434)                   16.00
-----------------------------------------------------------------------------------------
Options outstanding at December 31, 1997               8,744,690                    16.46
Granted                                                2,608,400                    25.98
Exercised                                               (970,747)                   15.65
Canceled or Expired                                     (188,330)                   16.86
-----------------------------------------------------------------------------------------
Options outstanding at December 31, 1998              10,194,013                    18.97
Granted                                                4,278,050                    23.48
Exercised                                               (816,669)                   15.51
Canceled or Expired                                     (220,280)                   20.27
-----------------------------------------------------------------------------------------
Options outstanding at December 31, 1999              13,435,114                   $20.60
=========================================================================================

     The following is a summary of shares exercisable, average remaining life and average option price per share of options outstanding at December 31, 1999:

                                                                Shares Outstanding               Shares Exercisable
                                                      ------------------------------------    -----------------------
                                                        Number       Average      Average       Number      Average
                                                          of       option price  remaining       of      option price
                                                        shares      per share       life        shares    per share
====================================================================================================================
Options granted prior to June, 1997                    5,668,789       $15.72    6.2 years    4,803,735       $15.73
Options granted subsequent to June, 1997               7,766,325        24.16    8.5 years      837,361        24.16
--------------------------------------------------------------------------------------------------------------------
Options outstanding at December 31, 1999              13,435,114       $20.60    8.0 years    5,641,096       $16.98
====================================================================================================================
Option prices range from $11.10 to $30.82.

     Success Share Program. On December 9, 1996, the Company granted to each of its full-time and regular employees, stock appreciation rights at a strike price of $15.75, entitling the employee to the appreciation on the equivalent of 25 shares of the Company's common stock, subject to certain terms, conditions and limitations. The rights vested on December 9, 1997, and expired on December 9, 1999. (Credits) charges to income in 1999, 1998 and 1997 with respect to this program totaled ($45), $958 and $3,212, respectively.

Note 8. Income Taxes

     Income before provision for income taxes consisted of:

                                         1999           1998           1997
================================================================================
U.S.                                  $  50,443       $ 30,742       $ 56,221
Non-U.S.                                 78,123         67,874         12,323
--------------------------------------------------------------------------------
                                      $ 128,566       $ 98,616       $ 68,544
================================================================================

     The provision (benefit) for income taxes consisted of:

                                         1999           1998           1997
================================================================================
U.S. Federal and state:
     Current                          $   4,382       $  4,348       $  6,790
     Deferred                             4,181         (2,329)        10,286
--------------------------------------------------------------------------------
Total                                     8,563          2,019         17,076
--------------------------------------------------------------------------------
Non-U.S.:
     Current                             51,220         35,974         25,781
     Deferred                            (8,357)         3,414        (10,210)
--------------------------------------------------------------------------------
     Total                               42,863         39,388         15,571
--------------------------------------------------------------------------------
Total                                 $  51,426       $ 41,407       $ 32,647
================================================================================
     The following table summarizes the significant differences between the U.S. Federal statutory taxes and the Company's provision for income taxes for consolidated financial statement purposes:

                                                                        1999           1998           1997
============================================================================================================
Tax expense at the U.S. statutory rate                               $  44,998       $ 34,516       $ 23,990
State and local income taxes, net of Federal effect                      1,639            999          1,827
Reduction in the valuation allowance                                   (10,441)        (6,212)        (6,313)
Non-U.S. taxes                                                          12,168         15,648          8,063
Other                                                                    3,062         (3,544)         5,080
------------------------------------------------------------------------------------------------------------
Provision for Income Taxes                                           $  51,426       $ 41,407       $ 32,647
============================================================================================================



     The Company's deferred tax assets (liabilities) are comprised of the following at December 31, 1999 and 1998:

                                             1999              1998
=====================================================================
Deferred Tax Assets:
   Operating Losses                        $ 53,259          $ 53,384
   Employee Benefits                         14,680            13,670
   Other Accruals                            18,998            19,328
   Bad Debts                                  3,647             3,783
---------------------------------------------------------------------
                                             90,584            90,165
Valuation Allowance                         (44,616)          (55,057)
---------------------------------------------------------------------
                                             45,968            35,108
---------------------------------------------------------------------
Deferred Tax Liabilities:
   Postretirement Benefits                  (23,724)          (17,664)
   Intangibles and Deferred Charges         (12,017)          (20,483)
   Fixed Assets                              (9,207)           (7,509)
   Other Assets                             (13,704)          (14,485)
---------------------------------------------------------------------
                                            (58,652)          (60,141)
---------------------------------------------------------------------
Net Deferred Tax Liability                 $(12,684)         $(25,033)
=====================================================================

     During the year ended December 31, 1999, the valuation allowance decreased by $10,441. The reduction was primarily due to changes in economic circumstances that made the utilization of certain non-U.S. net operating loss carryforwards more likely than not.

     U.S. operating loss carryforwards of approximately $14,000 will expire ratably from 2011 through 2013. Non-U.S. loss carryforwards of $42,269 will expire at various times through 2004. Non-U.S. loss carryforwards of $69,918 have an indefinite life. An income tax benefit of $2,803 and $1,371 related to employee stock options was credited to shareholders' equity in 1999 and 1998, respectively. No provision was made for U.S. taxes payable on undistributed earnings of non-U.S. subsidiaries amounting to approximately $240,878, $224,918 and $167,400 in 1999, 1998 and 1997, respectively, as such amounts are permanently reinvested.

ACNielsen Corporation
Notes to Consolidated Financial Statements
(Dollar amounts in thousands, except per share data)


Note 9. Short-Term Debt

     The Company maintains a $250,000 committed bank credit facility with a global bank syndicate comprising 12 banks. This bank credit facility is unsecured and has a three-year term ending April 2001. The credit facility includes subfacilities for borrowings in foreign currencies and for the issuance of letters of credit. The base interest rates applicable to borrowings may be fixed or various floating rates, depending on the type and currency of the borrowing. Interest spreads and fees are based upon the Company's fixed charge coverage ratio for the preceding four quarters. The terms of the credit agreement contain, among other things, limitations on debt of the Company and its subsidiaries and financial covenants requiring the Company to maintain compliance with a minimum fixed charge coverage ratio requirement and a maximum leverage ratio requirement. As of December 31, 1999, the Company was in compliance with such requirements. At December 31, 1999 and 1998, $95,139 and $24,308, respectively, were drawn against the credit facilities. The nominal value of the borrowings approximates fair value. There are no compensating balance requirements or material commitment fees associated with the credit facility.

     In addition, the Company has established unsecured, uncommitted lines of credit with six banks, totaling $90,000, to meet short-term cash requirements of the business. These unsecured lines of credit provide loans at floating interest rates. At December 31, 1999 and 1998, $0 and $16,100, respectively, were outstanding under these arrangements.

     The weighted-average interest rates on short-term debt at December 31, 1999 and 1998 were 3.32% and 2.90%, respectively. The Company's short-term borrowings at December 31, 1999 and 1998 were in the United States and Japan.

Note 10. Derivative Instruments and Hedging Activities

     The Company adopted SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" on January 1, 1999. In accordance with the transition provisions of SFAS No. 133, the company recorded a cumulative-effect expense of $63 in other comprehensive income to recognize at fair value all derivatives that are designated as cash-flow and foreign currency cash-flow hedging instruments.

     The Company receives management fees and royalties from its non-U.S. subsidiaries. Additionally, the Company's European subsidiaries purchase data services from a third-party provider in the United Kingdom. The Company uses foreign-currency forward-exchange contracts with durations of less than 12 months, to hedge against the effect of exchange-rate fluctuations on these forecasted cash flows. Based on the Company's estimate of future foreign exchange rates, it hedges up to 85% of these forecasted cash flows.

     All derivatives are recognized on the balance sheet at their fair value. On the date a forward contract is entered into, the Company designates the derivative as a cash-flow or foreign-currency cash-flow hedge. Changes in the fair value of a derivative that is highly effective as--and that is designated and qualifies as--a foreign-currency cash-flow hedge are recorded in other comprehensive income. The company formally documents all relationships between hedging instruments and hedged items, as well as its risk-management objective and strategy for undertaking hedge transactions. This process includes linking all derivatives that are designated as foreign-currency hedges to specific forecasted transactions. The Company also formally assesses, both at the hedge's inception and on an ongoing basis, whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in cash flows of hedged items.

     As of December 31, 1999, deferred net gains of $90 on derivative instruments accumulated in other comprehensive income are expected to be reclassified to earnings during the next 12 months. Transactions and events that are expected to occur over the next 12 months which will necessitate reclassifying to earnings these derivative gains include royalty payments.

Note 11. Capital Stock

     The Company has authority to issue 160,000,000 shares, of which 150,000,000 represent shares of ACNielsen Common Stock, 5,000,000 represent shares of Preferred Stock and 5,000,000 represent shares of Series Common Stock. The Board of Directors is authorized to issue one or more series of Preferred Stock and Common Stock, and to establish the number of shares in that series, voting rights (if any), consideration for such shares, and other rights or restrictions of the shares in that series. At December 31, 1999, no Preferred Stock or Series Common Stock had been issued.

     In October 1996, the Company adopted a Shareholders' Rights Plan. Under the plan, each share of the Company's Common Stock has a right that trades with the stock until the right becomes exercisable. Each right entitles the shareholders to buy 1/1,000 of a share of Series A Junior Participating Preferred Stock of the Company at a purchase price of $108 per 1/1,000 of a share, subject to adjustment. The rights will not be exercisable until a person or group ("Acquiring Person") acquires beneficial ownership of, or commences a tender offer for, 15% or more of the Company's outstanding Common Stock.

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

     The terms of the Indemnity and Joint Defense Agreement (see Note 13) limit the Company's ability to make certain payments ("Restricted Payments"), including payments for dividends and stock repurchases. Pursuant to such limitation, the aggregate amount of all Restricted Payments made by the Company cannot exceed the sum of $15,000 and 20% of the Company's cumulative net earnings, as defined, from November 1, 1996. The Board of Directors has authorized the Company to repurchase ACNielsen Common Stock up to the amount permitted by the Indemnity and Joint Defense Agreement. During 1999, the Company repurchased 593,600 shares of its Common Stock for a total of $14,608.

Note 12. Leases and Other Commitments

     Certain of the Company's operations are conducted from leased facilities, which are under operating leases. Rental expense under real estate operating leases, net of sublease rentals, for the years 1999, 1998 and 1997 was $41,135, $39,361 and $37,021, respectively.

     The Company also leases or participates with others in leases of certain computer and other equipment under operating leases. These leases are frequently renegotiated or otherwise changed as advancements in computer technology produce opportunities to lower costs and improve performance. Rental expense under computer and other equipment leases was $24,146, $26,248 and $23,141 for 1999, 1998 and 1997, respectively.

     At December 31, 1999, the approximate minimum annual rental expense for real estate and computer and other equipment under operating leases that have remaining noncancelable lease terms in excess of one year, net of sublease rentals, is as follows:

                                                         Computer &
                                                           Other
     Years Ended                        Real Estate      Equipment
     ==============================================================
     2000                                 $30,647         $15,877
     2001                                  26,447          11,119
     2002                                  22,293           5,953
     2003                                  17,199           2,527
     2004                                  13,842           1,576
     Thereafter                            11,837           2,563
     ------------------------------------------------------------
                                         $122,265         $39,615
     ============================================================

     The Company has agreements with third parties, for certain data processing services, extending beyond one year. At December 31, 1999, the minimum annual services covered by these agreements are approximately as follows:

     Years Ended
     ============================================================
        2000                                              $14,733
        2001                                                7,437
        2002                                                3,770
        2003                                                3,249
        2004                                                1,125
        Thereafter                                             --
     ------------------------------------------------------------
                                                          $30,314
     ============================================================

Note 13. Litigation

     On July 29, 1996, Information Resources, Inc. ("IRI") filed a complaint in the United States District Court for the Southern District of New York, naming as defendants The Dun & Bradstreet Corporation ("Old D&B"), A.C. Nielsen Company which is a subsidiary of the Company ("ACNielsenCo"), and I.M.S. International, Inc. ("IMS"), formerly a subsidiary of Cognizant Corporation ("Cognizant") and a predecessor of IMS Health Incorporated (the "IRI Action").

     The complaint alleges various violations of the United States antitrust laws, including alleged violations of Sections 1 and 2 of the Sherman Act. The complaint also alleges a claim of tortious interference with a contract and a claim of tortious interference with a prospective business relationship. These latter claims relate to the acquisition by defendants of Survey Research Group Limited ("SRG"). IRI alleges that SRG violated an alleged agreement with IRI when it agreed to be acquired by defendants and that defendants induced SRG to breach that agreement.

     IRI's complaint alleges damages in excess of $350,000, which amount IRI has asked to be trebled under the antitrust laws. IRI also seeks punitive damages in an unspecified amount.

     By notice of motion dated October 15, 1996, defendants moved for an order dismissing all claims in the complaint. On May 6, 1997 the United States District Court for the Southern District of New York issued a decision on the motion to dismiss. The Court dismissed IRI's claim of attempted monopolization in the United States with leave to replead within 60 days. The Court denied defendants' motion with respect to the remaining claims in the complaint.

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


Note 13. Litigation (Continued)

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

Note 14.  Supplemental Financial Data

Accounts Receivable-Net:                                   1999          1998
================================================================================
Trade                                                   $ 237,529     $ 232,167
Less: allowance for doubtful accounts                     (10,328)      (13,890)
Unbilled receivables                                       33,156        30,975
Other                                                      33,909        30,456
--------------------------------------------------------------------------------
                                                        $ 294,266     $ 279,708

Other Current Assets:                                      1999          1998

Deferred taxes                                          $  26,704     $  26,449
Prepaid expenses                                           35,337        30,078
--------------------------------------------------------------------------------
                                                        $  62,041     $  56,527

Property, Plant and Equipment-Net:                         1999          1998

Land                                                    $   3,990     $   4,376
Buildings                                                  46,819        48,504
Computer Hardware and Other Equipment                     354,800       353,226
Leasehold Improvements                                     40,357        32,994
Less: accumulated depreciation and amortization          (286,866)     (281,436)
--------------------------------------------------------------------------------
                                                        $ 159,100     $ 157,664
================================================================================

                                                                               Intangibles
                                                                                   and                 Computer
   Intangibles and Other Assets, Computer Software and Goodwill:               Other Assets            Software             Goodwill
====================================================================================================================================
   January 1, 1998                                                              $  55,001            $  25,288            $ 220,483
   Additions at cost                                                               21,412               34,620              120,930
   Amortization                                                                   (11,344)             (17,913)             (10,093)
   Increase in deferred income taxes                                                3,405                   --                   --
   Foreign exchange, asset write-offs and other                                     1,415                  593               (2,994)
   December 31, 1998                                                               69,889               42,588              328,326
   Additions at cost                                                                8,033               40,862               40,447
   Amortization                                                                    (4,393)             (18,146)             (12,345)
   Increase in deferred income taxes                                               13,835                   --                   --
   Start-up cost write-off                                                        (30,503)                  --                   --
   Foreign exchange, asset write-offs and other                                    (3,811)                (994)              (3,064)
------------------------------------------------------------------------------------------------------------------------------------
   December 31, 1999                                                            $  53,050            $  64,310            $ 353,364
====================================================================================================================================

     Accumulated amortization of intangibles and other assets, computer software, and goodwill was $185,791 and $172,974 at December 31, 1999 and 1998, respectively.

Accounts Payable:                                       1999         1998
===========================================================================
Trade                                                 $ 50,074     $ 53,542
Taxes other than income taxes                           26,592       29,641
Other                                                    6,433        7,748
---------------------------------------------------------------------------
                                                      $ 83,099     $ 90,931
===========================================================================

Accrued and Other Current Liabilities:                   1999         1998
===========================================================================

Salaries, wages, bonuses and other compensation       $ 83,748     $ 85,112
Deferred revenue and advance billings                   53,881       44,715
Postemployment benefits                                 20,400       18,665
Other                                                  141,988      156,104
---------------------------------------------------------------------------
                                                      $300,017     $304,596
===========================================================================

Note 15.  Operations by Geographic Segment

     The Company, operating globally, delivers market research, information and analysis to the consumer products and service industries. The Company is organized into three geographic regions-the Americas, Europe, Middle East & Africa, and Asia Pacific. A senior executive is responsible for the performance of each geographic region. Additionally in 1999, the Company formed a venture to launch a global Internet Measurement Service, known as ACNielsen eRatings.com (See Note 5). The results of this venture are reported and evaluated separately by company management. The Company evaluates regional performance based on operating income, excluding special charges, incremental costs of Year 2000 computer software modifications and ACNielsen eRatings.com.

     Financial information by reporting segment is summarized as follows. Inter-area sales were not significant.

                                                            Operating                  Depreciation
                                            Operating        Income                           &           Capital        Computer
                                             Revenue         (Loss)          Assets     Amortization   Expenditures(2)   Software
1999
United States                              $  478,146     $   56,364      $  361,317     $   28,772     $   13,164     $   15,727
Canada/Latin America                          180,665         28,515         141,661          8,670          7,488          2,462
   Total Americas                             658,811         84,879         502,978         37,442         20,652         18,189
Europe, Middle East & Africa                  594,509         30,511         504,807         28,314         22,932         20,703
Asia Pacific                                  272,055         19,566         219,015         17,364         14,979          1,970
   Subtotal                                 1,525,375        134,956       1,226,800         83,120         58,563         40,862
ACNielsen eRatings.com                             --         (1,092)          1,086             16             20             --
---------------------------------------------------------------------------------------------------------------------------------
   Total                                   $1,525,375     $  133,864      $1,227,886     $   83,136     $   58,583     $   40,862
=================================================================================================================================

ACNielsen Corporation
Notes to Consolidated Financial Statements
(Dollar amounts in thousands, except per share data)


Note 15.  Operations by Geographic Segment (Continued)

                                                            Operating                  Depreciation
                                            Operating        Income                           &           Capital        Computer
                                             Revenue         (Loss)          Assets     Amortization   Expenditures(2)   Software
=================================================================================================================================
1998
United States                              $  390,374     $   39,041      $  307,623     $   26,346     $    9,675     $   19,089
Canada/Latin America                          188,396         31,797         135,523          9,720          8,231          1,827
---------------------------------------------------------------------------------------------------------------------------------
   Total Americas                             578,770         70,838         443,146         36,066         17,906         20,916
Europe, Middle East & Africa                  589,620         29,158         470,778         32,106         17,618         12,742
Asia Pacific                                  257,006          7,546         211,693         17,706         19,851            962
---------------------------------------------------------------------------------------------------------------------------------
   Total                                   $1,425,396     $  107,542      $1,125,617     $   85,878     $   55,375     $   34,620
=================================================================================================================================
1997
United States                              $  310,037     $   19,510      $  278,865     $   23,095     $    9,206     $   12,168
Canada/Latin America                          203,978         23,723         144,320         12,526          8,598            216
---------------------------------------------------------------------------------------------------------------------------------
   Total Americas                             514,015         43,233         423,185         35,621         17,804         12,384
Europe, Middle East & Africa                  579,050         21,192         396,087         36,411         18,144          2,275
Asia Pacific                                  298,522         (3,669)        219,836         20,826         12,479            115
---------------------------------------------------------------------------------------------------------------------------------
   Total                                   $1,391,587     $   60,756      $1,039,108     $   92,858     $   48,427     $   14,774
=================================================================================================================================

Reconciliation of Segment Operating Income to Pre-Tax Income:

                                           1999           1998           1997
   =============================================================================
   Segment Operating Income             $ 133,864      $ 107,542      $  60,756
   Special Charge(1)                           --             --        (36,000)
   Year 2000 Expenses                     (12,078)       (15,911)            --
   -----------------------------------------------------------------------------
      Reported Operating Income           121,786         91,631         24,756
   Other Income--Net(3)                     6,780          6,985         43,788
   -----------------------------------------------------------------------------
      Pre-Tax Income                    $ 128,566      $  98,616      $  68,544
   =============================================================================

(1) The 1997 special charge of $36,000 ($2,200 in Canada/Latin America, $4,000 in Europe, Middle East & Africa, $29,800 in Asia Pacific) was recorded in the fourth quarter. (See Note 3 to the Consolidated Financial Statements.)

(2) Capital expenditures relate only to long-lived assets and do not include additions to intangibles and other assets, and goodwill of $48,480, $142,342 and $46,067 in 1999, 1998 and 1997, respectively.

(3) 1997 Other Income-Net includes a non-operating gain on sale of investments of $39,039.

Note 16.  Earnings per Share

                                                                                                 1999             1998          1997
====================================================================================================================================
Weighted-average number of shares outstanding basic EPS                                        57,806           57,236        57,139
Dilutive effect of shares issuable as of year-end under stock option plans                      1,901            2,010           976
Adjustment of shares applicable to stock options and stock
   appreciation rights exercised during the year                                                  292              588           254
Weighted-average number of shares outstanding and
   common stock equivalents diluted EPS                                                        59,999           59,834        58,369
------------------------------------------------------------------------------------------------------------------------------------
Net income                                                                                    $56,967(1)       $57,209       $35,897
------------------------------------------------------------------------------------------------------------------------------------
Basic earnings per share                                                                      $   .99(1)       $  1.00       $   .63
------------------------------------------------------------------------------------------------------------------------------------
Diluted earnings per share                                                                    $   .95(1)       $   .96       $   .62
====================================================================================================================================

(1) Includes the cumulative effect of adopting SOP 98-5, "Reporting on the Costs of Start-Up Activities," which resulted in a charge of $20,173, net of tax, or $.35 per basic or $.34 per diluted share.

     Options to purchase 2,766,400 shares of common stock at share prices ranging from $23.81 to $30.82 and 1,309,900 shares of common stock at share prices ranging from $26.19 to $27.75 per share were outstanding at the end of the years 1999 and 1998, respectively, but were not included in the computation of diluted EPS because the options' exercise price was greater than the average market price of the common shares.

Note 17.  Subsequent Event-Operation Leading Edge

     On February 17, 2000, the Board of Directors approved Operation Leading Edge, the Company's plan to accelerate its growth beyond 2000, through a series of business-building initiatives. The initiatives, which will span three years, are designed to accelerate both revenue and profit growth by enhancing products and services, addressing changing client needs, improving efficiency, and reducing the Company's cost structure, with anticipated benefits starting in 2000 and building to $60,000 annually by 2002.

     The plan will result in a series of pre-tax charges, spread over three years, totaling approximately $180,000. Management estimates that $70,000 will be recorded in 2000, $80,000 in 2001, and the balance in 2002. Approximately $160,000 of the charges will require cash expenditures. Net cash outlays will be about $60,000, after about $100,000 in anticipated savings over the three-year period. It is expected that the total workforce will be reduced by approximately 5% or 1,300 positions, primarily in the EMEA region. The reductions are expected to come from a combination of attrition and severance.

     Operation Leading Edge has two elements:

o Creating new capabilities by improving the flexibility of the Company's information processing and content delivery systems, including leveraging the capabilities of the Internet. The improved systems will enable the Company to deliver harmonized information across borders, and more easily combine information from a variety of sources, speeding the development of products that deliver higher value and greater insights to clients. This element is estimated to represent about 75% of the cost of Operation Leading Edge.

o Streamlining back-office and administrative functions and rationalizing facilities. This element represents the remaining cost of the plan.

     There were no charges to income with respect to this program in 1999.

Note 18. Quarterly Financial Data (Unaudited)

                                                                                  Three Months Ended
                                                             --------------------------------------------------------
                                                               March 31         June 30   September 30     December 31        Year
====================================================================================================================================
1999
Operating Revenue                                            $  353,951      $  380,700     $  381,911     $  408,813     $1,525,375
Operating Income                                             $    7,376      $   34,191     $   36,945     $   43,274     $  121,786
Income Before Cumulative Effect
   of Change in Accounting Principle(1)                      $    5,964      $   20,905     $   23,419     $   26,852     $   77,140
Net Income (Loss)                                            $  (14,209)     $   20,905     $   23,419     $   26,852     $   56,967
Earnings per Share Before Cumulative Effect of
   Change in Accounting Principle(1)
      Basic                                                  $      .10      $      .36     $      .40     $      .46     $     1.33
      Diluted                                                $      .10      $      .35     $      .39     $      .45     $     1.29
Average Number of Shares Outstanding:
      Basic                                                      57,554          57,808         57,952         57,902         57,806
      Diluted                                                    59,622          60,147         60,128         59,325         59,999
====================================================================================================================================
1998
Operating Revenue                                            $  325,801      $  346,495     $  364,665     $  388,435     $1,425,396
Operating Income                                             $      204      $   25,920     $   28,824     $   36,683     $   91,631
Net Income                                                   $    1,799      $   16,088     $   17,703     $   21,619     $   57,209
Earnings per Share:
      Basic                                                  $      .03      $      .28     $      .31     $      .38     $     1.00
      Diluted                                                $      .03      $      .27     $      .30     $      .36     $      .96
Average Number of Shares Outstanding:
      Basic                                                      57,359          57,281         57,111         57,197         57,236
      Diluted                                                    59,353          59,670         59,013         59,607         59,834
====================================================================================================================================

(1) Excludes the cumulative effect of adopting SOP 98-5, "Reporting on the Costs of Start-Up Activities", which resulted in a charge in the first quarter of 1999 of $20,173, net of income tax benefits of $10,330 or $0.35 per basic share or $0.34 per diluted share.

ACNielsen Corporation
Summary Financial Data
(Dollar amounts in millions, except per share data)


                                                                                    Years Ended December 31,
                                                                 -------------------------------------------------------------------
                                                                  1999          1998          1997          1996             1995(1)
====================================================================================================================================
   Income Statement Data:
   Operating Revenue                                             $ 1,525       $ 1,425       $ 1,392       $ 1,359          $ 1,281
   Income (Loss) Before Cumulative Effect of
      Change in Accounting Principle                             $    77       $    57       $    36       $    16          $  (231)
   Actual and Pro Forma Earnings (Loss)
      Per Share of Common Stock Before
      Cumulative Effect of Change in Accounting:
         Basic(2)                                                $  1.33       $  1.00       $   .63       $   .28          $ (4.09)
         Diluted(2)                                              $  1.29       $   .96       $   .62       $   .28          $ (4.09)
   Balance Sheet Data:
   Total Assets                                                  $ 1,228       $ 1,126       $ 1,039       $ 1,036          $   943
   Long-term Debt                                                $    14       $    23       $     8       $     3          $     6
====================================================================================================================================

(1) Income (Loss) Before Cumulative Effect of Change in Accounting Principle in 1995 includes a special charge in the fourth quarter of $152 million pre-tax ($141 million after-tax or $2.50 per basic and diluted share) for costs principally associated with asset impairments, software write-offs and contractual obligations that have no future economic benefit, and an incremental postemployment benefit expense of $32 million pre-tax ($24 million after-tax or $.43 per basic and diluted share).

(2) The computation of Pro Forma Earnings (Loss) per share for the periods prior to November 1, 1996 (the Distribution), is based on the average number of shares of D&B Common Stock and Common Stock Equivalents outstanding during the respective periods, adjusted for the one-for-three distribution ratio.


56